As filed with the Securities and Exchange Commission on February 12, 2010
No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

rue21, inc.
(Exact name of registrant as specified in its charter)

Delaware	5600	25-1311645
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086
(724) 776-9780
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert N. Fisch
President and Chief Executive Officer
rue21, inc.
800 Commonwealth Drive
Suite 100
Warrendale, Pennsylvania 15086
(724) 776-9780
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, Esq. Jason K. Zachary, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	William F. Gorin, Esq. Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
                                       (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Proposed Maximum Aggregate	Amount of
to be Registered	Registered(1)	Per Share(2)	Offering Price(1)(2)	Registration Fee
Common Stock, $0.001 par value per share	5,823,097 shares	$28.63	$166,715,267	$11,887

(1)	Includes shares of common stock that the underwriters may purchase, including pursuant to the option to purchase additional shares, if any, from the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices for the registrant’s common stock on February 10, 2010, pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated February 12, 2010

5,063,563 Shares

rue21, inc.

Common Stock

The selling stockholders identified in this prospectus, which include certain members of our management, are offering all of the shares offered hereby and will receive all of the proceeds from the offering. We will not receive any proceeds from the offering. See “Principal and Selling Stockholders.”

Our common stock is listed on The NASDAQ Global Select Market under the symbol “rue.” On February 11, 2010 the closing price of our common stock as reported on The NASDAQ Global Select Market was $28.57.

See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 5,063,563 shares of common stock, the underwriters have the option to purchase up to an additional 759,534 shares of common stock from certain of the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on March   , 2010.

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P.Morgan

Barclays Capital	Piper Jaffray

Prospectus dated          , 2010.

rue 21
rue21

FASHION AT A VALUE

rue 21

Regional Malls

rue21
rue21

Outlets

rue21
rue21

Strip Centers

www.rue21.com

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not, and the underwriters have not authorized anyone to provide you with additional or different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “rue21,” “we,” “us,” “our,” “our company” and “our business” refer to rue21, inc. and its consolidated subsidiary as a combined entity. Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. For example, references to “fiscal year 2009” refer to the fiscal year ended January 30, 2010 and “fiscal year 2008” refer to the fiscal year ended January 31, 2009. Our fiscal year 2006 consisted of a 53-week period and ended on February 3, 2007.

Our Company

rue21 is a fast growing specialty apparel retailer offering the newest fashion trends for girls and guys at value prices. We operate over 500 stores in 43 states. Our merchandise is designed to appeal to 11 to 17 year olds who aspire to be “21” and adults who want to look and feel “21”. We react quickly to market trends and our daily shipments to our stores ensure there is always new merchandise for our customers to discover. In addition, we offer our own brands, such as rue21 etc!, Carbon, tarea and rueKicks, to create merchandise excitement and differentiation in our stores. The energy in our stores and our focus on customer service, combined with our great value products, keep our customers returning to us. Through viral marketing and our interactive website, we continue to build a rueCommunity with a loyal customer base that will drive our growth into the future. The company and customer culture we have created invoke only one simple thought in the minds of most... Do you rue? I do!

We pursue a three-pronged strategy that focuses on diversification and growth. The key elements of our strategy are:

•	Diversified Product — girls, guys, rue21 etc! We offer a broad range of girls and guys apparel, accessories, footwear, jewelry and fragrances. Over the last few years, we have expanded and developed a number of product categories to complement our extensive apparel offerings, including rue21 etc!, our girls jewelry and accessories category; tarea by rue21, our intimate apparel category; Carbon, our guys apparel and accessories category; rueKicks, one of our footwear lines; and a full line of fragrances for both girls and guys.

•	Flexible Real Estate — strip centers, regional malls, outlet centers. As of January 30, 2010, approximately 52% of our stores were located in strip centers, 27% in regional malls and 21% in outlet centers. Our stores are located primarily in small- and middle-market communities that we believe have been underserved by traditional specialty apparel retailers. As a result, we are often the only junior and young men’s specialty apparel retailer in such communities. In these markets, our limited competition comes from large value retailers and department stores.

•	Balanced Growth — new stores, store conversions, comparable store sales. We drive sales growth through opening new stores, converting existing stores into our new, larger rue21 etc! layout and increasing our comparable store sales. In fiscal year 2009, we opened 88 new stores and converted 26 stores to a larger layout that includes a separate rue21 etc! store-in-store. In fiscal year 2010, we plan to open 100 new stores and convert 30 stores to a larger layout that includes a separate rue21 etc!

store-in-store. We believe our merchandising initiatives and new category introductions will further enhance our comparable store sales growth.

Under the leadership of Bob Fisch, our President and Chief Executive Officer, we have experienced consistent growth in net sales and net income over the seven prior years. We have continued these strong results in recent quarters despite the difficult economic environment. Our comparable store sales increases were 7.4% in the thirty-nine weeks ended October 31, 2009 and 0.8% in fiscal year 2008. In the thirty-nine weeks ended October 31, 2009, our net sales were $370.2 million, which represents a 40.7% increase over the thirty-nine weeks ended November 1, 2008. Our net income was $14.3 million in the thirty-nine weeks ended October 31, 2009, which represents a 77.7% increase over the thirty-nine weeks ended November 1, 2008. We believe our compelling value proposition and trend-right merchandise have contributed to our strong operating results.

Our Competitive Strengths

We attribute our success as a specialty apparel retailer to the following competitive strengths:

•	Compelling “fashion meets value” proposition. We offer the newest fashion for girls and guys at prices lower than many other similar apparel retailers. Our broad product assortment, ranging from apparel to accessories to footwear, enables our customers to create a complete look. In addition, we provide our customers with a distinctive shopping experience in a fun-to-shop environment, further enhancing our branded value proposition.

•	Flexible, fast-fashion business model. Our merchandising model allows us to quickly identify and respond to trends and bring proven concepts and styles to our stores. Our sourcing model is designed to achieve lower cost, faster turnaround and lower inventory levels. Our vendor network consists of domestic importers and domestic suppliers. Our collaborative relationship with our vendors allows us to test small quantities of new products in select stores before broadly distributing them to our stores which, in turn, reduces markdown risk. By carrying the newest styles and regularly updating our floor sets, we provide our customers with a reason to frequently shop our stores.

•	Presence in locations with limited direct competition. We focus on small- and middle-market communities, which we define as communities with populations between 25,000 and 200,000 people, where household incomes do not typically support higher-priced retailers. As a result, we often are the only junior and young men’s specialty apparel retailer in a shopping center and face limited direct competition in these communities.

•	Attractive new store economics. We operate a proven and efficient store model that delivers strong cash flow. Not only do our stores provide a distinctive shopping experience and compelling merchandise assortment, but with low store build-out costs, competitive lease terms and a low-cost operating model, our stores also generate a strong return on investment. All of our new stores feature our rue21 etc! store-in-store layout, showcasing an expanded accessories offering. Our new stores average approximately 4,700 square feet, which is larger than our historical store layout, and pay back our investment in less than one year.

•	Distinct company and customer culture. We have a strong core culture that emanates from our employees, many of whom are high school and college students who live in the community and are rue21 customers. Through our viral marketing efforts and the support of our online rueCommunity, we bring the rue21 culture to our customer base. We believe our culture enables us to connect to our employees and customers, differentiate our in-store shopping experience and ultimately strengthen our brand image and drive customer loyalty.

•	Strong and experienced management team. Our senior management team has extensive experience across a broad range of disciplines in the specialty retail industry, including merchandising, real estate, supply chain and finance. Bob Fisch, our President and Chief Executive Officer, has more than 30 years of experience in the apparel industry. Upon completion of this offering, our executive officers will own

8.8% of our common stock and will own options that will enable them to own, in the aggregate, up to 10.1% of our common stock.

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to increase net sales and net income. We have recently invested significant capital to build the infrastructure necessary to support our growth. This investment included an upgrade of our distribution facility and related systems, which we completed in January 2010. The distribution facility can support approximately 1,300 stores. Key elements of our growth strategy include the following:

•	Increase Square Footage. We intend to drive our square footage growth by opening new stores and converting existing stores to our larger rue21 etc! layout. We believe there is a significant opportunity to expand our store base from 535 locations as of January 30, 2010 to more than 1,000 stores within five years. In fiscal year 2009, we opened 88 new stores and converted 26 stores. In fiscal year 2010, we plan to open 100 new stores and convert 30 stores.

•	Drive Comparable Store Sales. We seek to maximize our comparable store sales by increasing the penetration of our diversified product categories, increasing our rue21 brand awareness, continuing to provide our distinctive store experience and converting existing stores to our larger rue21 etc! layout. We believe that our fashionable merchandise selections and affordable prices create shopping excitement for our customers, increase our brand loyalty and drive sales.

•	Improve Profit Margins. We believe we have the opportunity to drive margin expansion through scale efficiencies, continued cost discipline and changes in merchandise mix. We believe our expected strong store growth will permit us to take advantage of economies of scale in sourcing and to leverage our existing infrastructure, corporate overhead and fixed costs. We believe the expansion of our higher margin categories, such as accessories and footwear, will increase our overall margins over time.

Recent Developments

Management has prepared the estimated net sales, comparable store sales and earnings per share data below in good faith based upon our internal reporting for the thirteen weeks ended January 30, 2010 and fiscal year 2009. The information presented below was estimated utilizing significant assumptions regarding historical sales return information and inventory valuation data. The estimates represent the most current information available to management. Such estimates have not been subject to our normal financial closing and financial statement preparation processes. As a result, our actual financial results could be different and those differences could be material. The audit of the fiscal year 2009 consolidated financial statements by the company’s independent registered public accounting firm has not yet been completed. As such, the results are subject to change. However, in the opinion of management, any adjustments are expected to be of a normal and recurring nature, necessary for a fair presentation of the information presented below. Our consolidated financial statements for fiscal year 2009 are not expected to be filed with the Securities and Exchange Commission, or the SEC, until after this offering is completed.

We believe that the recent net sales data and the accompanying estimated earning per share range, is important to an investor’s understanding of our performance. The net sales information presented below for the thirteen weeks ended January 30, 2010 and fiscal year 2009 is estimated based upon currently available information relating to net sales and estimates of sales returns, which are subject to change.

For the thirteen weeks ended January 30, 2010, our net sales increased 30.4%, or $36.3 million, to $155.4 million from $119.1 million for the thirteen weeks ended January 31, 2009. This increase in net sales was due to an increase of approximately 24% in the number of transactions, primarily driven by new store openings and an increase of approximately 4% in the average dollar value of transactions per store. During the thirteen weeks ended January 30, 2010, we opened 3 new stores and closed 2 stores compared to 17 new stores opened and 1 store closed during the thirteen weeks ended January 31, 2009. Our comparable store sales increased 8.6% for the thirteen weeks ended January 30, 2010 compared to an increase of 11.2% for the thirteen weeks ended January 31, 2009. Comparable store sales increased by $33.7 million and non-comparable store sales increased by $2.6 million for the thirteen weeks ended January 30, 2010 as compared to the thirteen weeks ended January 31, 2009. There were 417 comparable stores and 118 non-comparable stores open at January 30, 2010 compared to 332 and 117, respectively, at January 31, 2009.

In fiscal year 2009, our net sales increased 34.3%, or $134.2 million, to $525.6 million from $391.4 million in fiscal year 2008. This increase in net sales was due to an increase of approximately 33% in the number of transactions, primarily driven by new store openings and an increase of approximately 1% in the average dollar value of transactions per store. During fiscal year 2009, we opened 88 new stores and closed 2 stores compared to 99 new stores and 2 store closures in fiscal year 2008. Our comparable store sales increased 7.8% in fiscal year 2009 compared to an increase of 3.7% in fiscal year 2008. Comparable store sales increased by $100.5 million and non-comparable store sales increased by $33.7 million for fiscal year 2009 compared to fiscal year 2008.

In fiscal year 2009, net sales of girls apparel, girls accessories and guys apparel and accessories represented 56.7%, 24.3% and 19.0%, respectively, of total net sales compared to 58.3%, 23.5% and 18.2%, respectively, for fiscal year 2008. For fiscal year 2009, the girls accessories and guys apparel and accessories categories grew by approximately 39% and 40%, respectively. The girls apparel category grew by approximately 31%. The increase in the guys apparel and accessories category as a percentage of net sales was due to management efforts to expand the number of items in the guys apparel and accessories category.

We estimate that diluted earnings per share will be between $0.31 and $0.33 for the thirteen weeks ended January 30, 2010 as compared to $0.20 for the thirteen weeks ended January 31, 2009. We estimate diluted earnings per share for the fiscal year 2009 will be between $0.95 and $0.97 as compared to $0.55 for the fiscal year 2008.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the thirteen weeks ended January 30, 2010 which might materially affect our results of operations. We do not expect actual sales return data for the thirteen weeks ended January 30, 2010 to be different by more than 0.03% from the sales return information used, in part, to estimate net sales data for the thirteen weeks ended January 30, 2010 and fiscal year 2009. The final financial results for the thirteen weeks ended January 30, 2010 may be different from the preliminary estimates we are providing above due to completion of quarterly close and review procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page 9 of this prospectus, before investing in our common stock. Risks relating to our business include:

•	we may not be able to effectively identify and respond to changing fashion trends and customer preferences in a timely manner or at all;

•	we may not be able to execute on our growth strategy because we are unable to identify suitable locations to open new stores or convert existing stores into our rue21 etc! layout, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and any necessary financing to support our expansion;

•	we may not be able to effectively manage our operations, which have grown rapidly, or our future growth;

•	we may not be able to maintain and enhance our brand image, which could adversely affect our business;

•	we may not be able to maintain or improve levels of comparable store sales;

•	we may lose key personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely affect our business; and

•	we rely on key relationships with numerous vendors and we may not be able to maintain or add to these relationships by identifying vendors that appeal to our customer base or obtain sufficient inventory from these vendors to support our growth.

Our Principal Stockholders

Following completion of this offering, funds advised by Apax Partners, L.P. will own approximately 37.1% of our outstanding common stock, or 23.8% if the underwriters’ option to purchase additional shares is fully exercised. Funds advised by Apax Partners, L.P. will be able to have a significant effect relating to votes over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

Apax Partners, L.P. is the United States subsidiary of Apax Partners LLP. We refer to Apax Partners L.P. and Apax Partners LLP together as Apax Partners. Apax Partners is an independent global private equity advisory firm with approximately $37 billion under management. Funds advised by Apax Partners invest in five global growth sectors: Retail & Consumer; Technology & Telecommunications; Media; Healthcare and Financial & Business Services. Apax Partners has an established global platform with nine offices in nine countries across three continents.

Corporate and Other Information

We were originally incorporated in Pennsylvania in October 1976 and reincorporated in Delaware in November 2009. We changed our name to rue21, inc. in May 2003. Our principal executive office is located at 800 Commonwealth Drive, Suite 100, Warrendale, Pennsylvania 15086 and our telephone number is (724) 776-9780. Our corporate website address is www.rue21.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

The trademarks rue21, rue21 etc!, tarea by rue21, Carbon, Carbon Black, the CJ logo, CJ Black, rue by rue21, revert eco, sparkle rue21, Pink Ice rue21, rueKicks and MetroBlack rue21 are the property of rue21, inc. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

Common stock offered by the selling stockholders	5,063,563 shares

Common stock to be outstanding immediately after this offering	24,241,462 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from this offering and we will not receive any proceeds from the sale of shares in this offering. The selling stockholders include members of our management. Funds advised by Apax Partners are our controlling stockholders and are a selling stockholder in this offering. See “Principal and Selling Stockholders.”

Principal Stockholders	Upon completion of this offering, funds advised by Apax Partners, L.P. will own 37.1% of our common stock.

Dividend policy	We have not declared or paid any dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facility and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for trading on The NASDAQ Global Select Market	“rue.”

Unless otherwise indicated, all information in this prospectus:

•	excludes 3,585,000 shares of common stock reserved for future grants under our equity compensation plan; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 759,534 shares from certain of the selling stockholders to cover their option to purchase additional shares.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data for the periods and at the dates indicated. The summary consolidated financial data for each of the years in the three-year period ended January 31, 2009 and as of January 31, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial data for the thirty-nine weeks ended November 1, 2008 and October 31, 2009 and as of October 31, 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The consolidated financial statements for each of the fiscal years in the three-year period ended January 31, 2009 and as of the end of each such year have been audited.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands, except per share and operating data)

Statement of Income Data:
Net sales	$225,559	$296,887	$391,414	$272,302	$370,214
Cost of goods sold(1)	150,163	195,034	257,853	177,219	237,733

Gross profit	75,396	101,853	133,561	95,083	132,481
Selling, general and administrative expense	57,575	76,039	99,886	72,350	96,217
Depreciation and amortization expense	5,926	8,241	11,532	8,245	12,194

Income from operations	11,895	17,573	22,143	14,488	24,070
Interest expense, net	2,645	2,520	1,477	1,258	433
Provision for income taxes	1,452	5,920	8,027	5,185	9,342

Net income	$7,798	$9,133	$12,639	$8,045	$14,295

Net income per common share
Basic	$0.39	$0.42	$0.58	$0.37	$0.65
Diluted	$0.36	$0.40	$0.55	$0.35	$0.63
Weighted average shares outstanding
Basic	19,782	21,705	21,914	21,894	22,111
Diluted	21,888	22,842	22,814	22,823	22,828

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009

Operating Data (unaudited)
Sales per gross square foot	$234	$236	$235	$174	$177
Comparable store sales change(2)	(4.7)%	7.8%	3.7%	0.8%	7.4%
Number of stores open at end of period	278	352	449	433	534
Total gross square feet at end of period (in thousands)	1,095	1,448	1,949	1,869	2,364
Store conversions during period	18	20	21	19	25
Capital expenditures (in thousands)	$16,586	$20,265	$26,464	$16,398	$26,499

	January 31,	October 31, 2009
	2009	Actual	Pro Forma
		(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$4,611	$5,330	$5,330
Working capital	798	8,004	11,564
Total assets	141,200	179,748	183,308
Total long-term debt	19,476	21,176	—
Stockholders’ equity	$18,393	$32,890	$57,626

(1)	Includes certain buying, freight, distribution facility and store occupancy expenses.

(2)	Comparable store sales in fiscal years 2006 and 2007 are adjusted for the 53rd week in fiscal year 2006.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors.

Fashion trends and customer tastes are volatile and can change rapidly. Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. A small number of our employees, including our divisional merchandise managers, our Senior Vice President and General Merchandise Manager and our President and Chief Executive Officer, are primarily responsible for performing this analysis and making related product purchase decisions. Failure of these employees to identify and react appropriately to new and changing trends or tastes or to accurately forecast demand for certain product offerings could lead to, among other things, excess inventories, markdowns and write-offs, which could materially adversely affect us and our brand image. Because our success depends significantly on our brand image, damage to our brand in particular would have a negative impact on us. There can be no assurance that our new product offerings will be met with the same level of acceptance as our past product offerings or that we will be able to adequately and timely respond to the preferences of our customers. The failure of any new product offerings could have a material adverse effect on our business plan, results of operations and financial condition.

Our growth strategy depends upon our ability to successfully open and operate a significant number of new stores each year in a timely and cost-effective manner without affecting the success of our existing store base.

Our net sales have grown appreciably during the past several years, primarily as a result of the opening of new stores. We intend to continue to pursue our growth strategy of opening new stores for the foreseeable future, and our future operating results will depend largely upon our ability to successfully open and operate a significant number of new stores each year in a timely and cost-effective manner, and to profitably manage a significantly larger business. We believe there is a significant opportunity to expand our store base from 535 locations as of January 30, 2010 to more than 1,000 stores within five years. In fiscal year 2010, we plan to open 100 new stores and convert 30 stores.

Our ability to successfully open and operate new stores depends on many factors including, among others, our ability to:

•	identify suitable store locations primarily in strip centers and regional malls, the availability of which is largely outside of our control;

•	negotiate acceptable lease terms, desired tenant allowances and assurances from operators and developers that they can complete the project, which depend in part on the financial resources of the operators and developers;

•	obtain or maintain adequate capital resources on acceptable terms;

•	source sufficient levels of inventory at acceptable costs;

•	hire, train and retain an expanded workforce of store managers and other personnel;

•	successfully integrate new stores into our existing control structure and operations, including information system integration;

•	maintain adequate distribution facility, information system and other operational system capabilities;

•	identify and satisfy the merchandise and other preferences of our customers in new geographic areas and markets; and

•	address competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings. To the extent our new store openings are in markets where we have existing stores, we may experience reduced net sales in existing stores in those markets. Finally, there can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores.

Our failure to effectively address challenges such as these could adversely affect our ability to successfully open and operate new stores in a timely and cost-effective manner, and could have a material adverse effect on our business, results of operations and financial condition. In addition, our current expansion plans are only estimates. The actual number of new stores we open each year and actual number of suitable locations for our new stores could differ significantly from these estimates. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could have a material adverse effect on our business and result in a decline in the price of our common stock.

Our growth strategy will require us to expand and improve our operations and could strain our existing resources and cause the performance of our existing stores to suffer.

Our operating complexity will increase as our store base grows. Such increased complexity will require that we continue to expand and improve our operating capabilities, and grow, train and manage our employee base. We will need to continually evaluate the adequacy of our information and distribution systems and controls and procedures related to financial reporting. Implementing new systems, controls and procedures and any changes to existing systems, controls and procedures could present challenges we do not anticipate and could negatively impact us.

In addition, we may be unable to hire, train and retain a sufficient number of personnel or successfully manage our growth; moreover, our planned expansion will place increased demands on our existing operational, managerial, administrative and other resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores or our overall business.

Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. This growth may also place increased burdens on our vendors, as we will likely increase the size of our merchandise orders. In addition, increased orders may negatively impact our approach of generally striving to minimize the time from purchase order to product delivery, and may increase our markdown risk. If we do not make the necessary capital or other expenditures necessary to accommodate our future growth, we may not be successful in our growth strategy. We cannot anticipate all of the demands that our expanding operations will impose on our business, personnel, systems and controls and procedures, and our failure to appropriately address such demands could have a material adverse effect on us.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract a sufficient number of customers to our stores or sell sufficient quantities of our products.

We believe that the brand image we have developed has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store promotions and employee training, and these investments may not be successful. Moreover, we do not utilize some of the advertising and marketing media used by some of our competitors, including advertising through the use of newspapers, magazines, billboards, television and radio. We believe our customers rely on word-of-mouth and social media marketing. As a result, we employ a viral approach to marketing that is designed to capture the interest of our customers and drive them into our stores. For example, we offer promotions and contests through our website, we provide product knowledge, trend statements and fashion blogs through Facebook, MySpace, Twitter and YouTube and we send regular “e-blasts” to customers to highlight key trends, new products and promotional events.

Because we do not rely on traditional advertising channels, such as newspaper or television advertisements, if our viral marketing efforts are not successful, there may be no immediately available alternative marketing channel for us to build awareness of our products in a manner that we think will be successful. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets or to maintain the strength or distinctiveness of our brand image in our existing markets. In addition, if our viral marketing efforts are unsuccessful or we are otherwise required to use traditional advertising channels in our overall marketing strategy, then we will incur additional expenses associated with the transition to and operation of traditional advertising channels. Failure to successfully market our products and brand in new and existing markets could harm our business, results of operations and financial condition.

As of January 30, 2010, our 535 stores are located in 516 cities in 43 states. A primary component of our strategy involves expanding into new geographic markets. As we expand into new geographic markets, we may be unable to develop, and consumers in these markets may not accept, our brand without significant additional expenditures or at all. Maintaining and enhancing our brand image will depend largely on our ability to offer a differentiated in-store experience to our customers and to continue to provide high quality products, which we may not continue to do successfully. In addition, our brand image may also be adversely affected if our public image or reputation is tarnished by negative publicity. The strength of our brand image is also dependent on our ability to successfully market our brand and product offerings to our customer demographic. To the extent the store and merchandise preferences of these customers change, the popularity of our brand may decline and our business may suffer.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the recent past. Although we have sustained net sales growth since fiscal year 2005, our quarter-to-quarter comparable store sales have ranged from a decrease of 8.1% to an increase of 14.2%. We have recently experienced strong comparable store sales, which we may not be able to sustain. If our future comparable store sales decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and will fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, competition, current national and regional economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, inventory shrinkage, the success of our multi-channel marketing programs, the timing and level of markdowns and weather conditions. In addition, many retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods and our expectations, which could harm our business and result in a decline in the price of our common stock.

Our business is sensitive to global, national and regional consumer spending and economic conditions.

Consumer purchases of discretionary retail items and specialty retail products, including our products, may be affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, high interest rates, high tax rates, high fuel prices and consumer confidence in future economic conditions. These consumer purchases may decline during recessionary periods or at other times when disposable income is lower. These risks may be exacerbated for retailers such as us that focus on selling discretionary fashion merchandise. Consumer sentiment has recently declined and may decline further due to national and regional economic conditions, which has resulted in a general decrease in discretionary purchases. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores, such as Texas or Georgia. Current economic conditions and further slowdown in the economy could further adversely affect strip center and regional mall traffic and new strip center and regional mall development and could materially adversely affect us and our growth plans.

Our plans to convert our existing stores and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could impact our competitive position.

In addition to our store growth strategy, we plan to convert many of our existing stores and grow our business by expanding some of our existing product categories, including our rue21 etc! girls jewelry and accessories category, our footwear category and our Carbon guys apparel and accessories category. These plans involve various risks discussed elsewhere in these risk factors, including:

•	implementation of these plans may be delayed or may not be successful;

•	we may be unable to identify locations for conversion of existing stores to our larger rue21 etc! layout;

•	if our expanded product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease;

•	if we fail to expand our infrastructure, including by securing desirable store locations at reasonable costs and hiring and training employees, we may be unable to manage our expansion successfully; and

•	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by, among other things, inventory shrinkage that can result from an inventory that consists of smaller and easily concealable items such as jewelry, economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Our expansion plans could be delayed or abandoned, could cost more than anticipated or could divert resources from other areas of our business, any one of which could negatively impact our competitive position and reduce our revenue and profitability.

We could face increased competition from other retailers that could adversely affect us and our growth strategy.

We face competition in the specialty retail industry. We compete on the basis of a combination of factors, including among others, price, breadth, quality and style of merchandise offered, in-store experience, level of customer service, ability to identify and respond to new and emerging fashion trends, brand image and scalability. We compete with a wide variety of large and small retailers for customers, vendors, suitable store locations and personnel. We face competition from major specialty apparel retailers that offer their own private label assortment, including Aéropostale, American Eagle Outfitters, Charlotte Russe, Forever 21, the Gap, J. Crew, Metropark, Old Navy and Wet Seal, as well as national off-price apparel chains such as TJX Companies, Burlington Coat Factory, and Ross Stores. We also face competition from department stores such as Dillard’s, and JC Penney, and large value retailers such as Walmart, Target and Kohl’s. We also compete against local off-price and specialty retail stores, regional retail chains, web-based retail stores and other direct retailers that engage in the retail sale of junior and young men’s apparel, accessories, footwear and similar merchandise, which offer a variety of products, including apparel, for the value-conscious consumer. The competitive landscape we face, particularly among specialty retailers, is subject to rapid change which can affect customer preferences.

Many of our competitors have substantially greater name recognition as well as financial, marketing and other resources and therefore may be able to adapt to changes in customer preferences more quickly, devote greater resources to marketing and sale of their products, generate national brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize advertising and marketing media which we do not, including advertising through use of newspapers, magazines, billboards, television and radio, which may provide them with greater brand recognition than we have.

Our competitors may also sell certain products or substantially similar products through the Internet or through outlet centers or discount stores, increasing the competitive pricing pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Some specialty retailers offer a personalized shopping experience that in some ways is similar to the one we strive to provide to our customers. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, some of our product offerings are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve upon some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience, especially those competitors with significantly greater financial, marketing and other resources than ours. If our competitors were to duplicate or improve upon some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

We depend on key personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We believe that we have benefited substantially from the leadership and experience of our key personnel, including our President and Chief Executive Officer, Robert N. Fisch, and our Senior Vice President and General Merchandise Manager, Kim A. Reynolds. The loss of the services of any of our key personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. None of our employees are subject to non-compete obligations at the present time. In addition, except for our President and Chief Executive Officer and employees subject to stock option award agreements, our employees are not subject to non-solicitation obligations. Moreover, we do not have employment agreements with any of our employees and we do not maintain “key man” or “key woman” insurance policies on the lives of these individuals, except for our President and Chief Executive Officer. As a result, their employment may be terminated by us or them at any time. We do, however, anticipate entering into an employment agreement with certain members of senior management. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

Our ability to attract customers to our stores that are located in strip centers, regional malls and outlet centers depends heavily on the success of the shopping centers in which our stores are located, and any decrease in customer traffic in these shopping centers could cause our net sales to be less than expected.

Our stores are located in strip centers, regional malls and outlet centers and our expansion is expected to be predominantly focused on strip centers and regional malls. Net sales at these stores are derived, to a significant degree, from the volume of traffic in those shopping centers and the surrounding area. Our stores benefit from the ability of shopping centers’ other tenants, particularly anchor stores such as Walmart, Target and Kohl’s, to generate consumer traffic in the vicinity of our stores and the continuing popularity of the strip centers, regional malls and outlet centers as shopping destinations. Our sales volume and traffic may be adversely affected by, among other things, economic downturns nationally or regionally, high fuel prices, increased competition, changes in consumer demographics, a decrease in popularity of shopping centers or of stores in the shopping centers in which our stores are located, the closing of anchor stores important to our business, or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in consumer traffic as a result of these or any other factors, or our inability to obtain or maintain prominent store locations within shopping centers, could have a material adverse effect on us. Although we do not have specific information in respect to the strip centers, regional malls and outlet centers in which we locate or plan to locate our stores, we believe strip center, regional mall and outlet center vacancy rates have been rising and traffic has been decreasing nationally.

We plan to use cash from operations to fund our expanding business and execute on our growth strategy and may require additional financing, which may not be available to us.

We have grown rapidly, with our net sales increasing from $146.9 million for fiscal year 2004 to $391.4 million for fiscal year 2008. During fiscal year 2008, capital expenditures, net of tenant allowances, were $17.6 million, of which $8.5 million was related to the 99 new stores we opened during fiscal year 2008. In addition, we spent approximately $2.4 million to convert our existing stores during fiscal year 2008. We plan to continue our growth and expansion, including opening a significant number of additional stores, as well as converting existing stores. Our plans to expand our store base may not be successful and the implementation of these plans may not result in expected increases in our net sales even though they increase our costs.

To support our expanding business and execute on our growth strategy, we will need significant amounts of cash from operations, including funds to pay our lease obligations, build out new store space, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with operating as a public company. In particular, payments under the operating leases associated with our stores and our distribution facility account for a significant portion of our operating expenses.

We primarily depend on cash flow from operations and our senior secured credit facility to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available to us from our senior secured credit facility, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to run and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Our senior secured credit facility and any additional debt financing we may incur may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Moreover, any borrowings under any future debt financing will require interest payments and need to be repaid or refinanced, and would create additional cash demands and financial risk for us, which could be exacerbated by then-existing business or prevailing financial market conditions.

We have many important vendor relationships and our ability to obtain merchandise at competitive prices could suffer as a result of any deterioration or change in those relationships or events that adversely affect our vendors or their ability to obtain financing for their operations.

We have many important vendor relationships that we believe provide us with a competitive advantage. We do not own or operate any manufacturing facilities. We instead purchase all of our merchandise from third-party vendors. Over the last twelve months, we sourced a majority of our merchandise from our various merchandise vendors, with no single vendor accounting for more than 8% of our merchandise. Our financial performance depends in large part on our ability to purchase desired merchandise in sufficient quantities at competitive prices from these and other vendors. In some cases, we obtain exclusive use of select products from our vendors for a period of time. Moreover, from time to time, some of our vendors, with their prior consent, allow us to return certain merchandise purchased from them. In addition, we are typically able to return merchandise that does not meet our preset specifications. However, we generally have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities for a variety of reasons. The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

•	choose to discontinue selling non-exclusive or exclusive products to us;

•	refuse to allow us to return merchandise purchased from them;

•	raise the prices they charge us;

•	sell similar or identical products to certain of our competitors, many of whom purchase products in significantly greater volume and, in some cases, at lower prices than we do;

•	enter into arrangements with competitors that could impair our ability to sell their products, including by giving our competitors exclusive licensing arrangements or exclusive access to styles, brands and products or limiting our access to such arrangements or styles, brands or products;

•	initiate or expand sales of their products through their own stores or through the Internet to the retail market and therefore compete with us directly; or

•	sell their products through outlet centers or discount stores, increasing the competitive pricing pressure we face.

Some of our vendors are small and specialized with limited resources, production capacities and operating histories. Events that adversely affect our vendors could impair our ability to obtain desired merchandise in sufficient quantities. Such events include difficulties or problems associated with our vendors’ business, finances, labor, importation of products, costs, production, insurance and reputation. For example, some of our vendors are extended credit by units of the CIT Group, or CIT, and if CIT ceases to do business or materially decreases its level of credit to our vendors, we may be required to pay for merchandise from our vendors earlier than our historical practice.

There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. Any inability to acquire suitable merchandise in sufficient quantities and at acceptable prices, in particular exclusive merchandise, due to the loss of or a deterioration or change in our relationship with one or more key vendors, or events harmful to our vendors, may materially adversely affect us.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We do not own any real estate. Instead, we lease all of our store locations, our corporate headquarters in Warrendale, Pennsylvania and our distribution facility in Weirton, West Virginia. We lease our distribution facility from the State of West Virginia under a lease that expires in 2011, with two five-year renewal options.

Although some of our leases are for ten-year periods, we typically occupy our stores under operating leases with terms of five years, with additional five-year renewal options. We have been able to negotiate favorable rental rates over the last year due in part to the state of the economy and high vacancy rates within some shopping centers; however, there is no guarantee that we will be able to continue to negotiate such favorable terms, and this can cause our occupancy rates to be higher in future years or may force us to close stores in desirable locations. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the strip center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or “percentage rent,” if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our store base, our lease expense and our cash outlays for rent under the lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

•	requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our competitors. We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close would materially adversely affect us.

Our failure to find store employees that reflect our brand image and embody our culture, especially in light of our growth strategy, could adversely affect our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent our culture and establish credibility with our customers. The store employee turnover rate in the retail industry is generally high. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. We are also dependent upon temporary personnel to adequately staff our stores and distribution facility, with heightened dependence during busy periods such as the Easter and spring break season, back-to-school season and the winter holiday season and when multiple new stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

Our net sales and inventory levels fluctuate on a seasonal basis or due to store events or promotions, leaving our operating results particularly susceptible to changes in seasonal shopping patterns and related risks.

Our net sales are typically disproportionately higher in the second and fourth fiscal quarters due to increased net sales during the summer and winter holiday seasons. Net sales during these periods cannot be used as an accurate indicator of annual results. Likewise, as is the case with many retailers of apparel, accessories and gifts, we typically experience lower net sales in the first fiscal quarter relative to other quarters. Any significant decrease in net sales during the summer or winter holiday seasons would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than is generated by our operations during this period. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image. In addition, we may experience variability in net sales as a result of a variety of other factors, including the timing of new store openings, store events, promotions or other marketing activities, which may cause our results of operations to fluctuate on a quarterly basis and relative to corresponding periods in prior years.

We only have one distribution facility and have not yet implemented disaster recovery procedures, and if we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, we could face shortages of inventory that would have a material adverse affect on our business operations and harm our reputation.

Our only distribution facility is located in Weirton, West Virginia. Our distribution facility supports our entire business. All of our merchandise is shipped to the distribution facility from our vendors, and then packaged and shipped from our distribution facility to our stores. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that we have adequate capacity in our distribution facility to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. If we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, including by fire or other natural disaster, we could face shortages of inventory, resulting in “out-of-stock” conditions in our stores, and incur significantly higher costs and longer lead times associated with distributing merchandise to our stores. This could have a material adverse effect on our business and harm our reputation. We are in the process of developing disaster recovery and business continuity plans that would allow us to be fully operational regardless of casualties or unforeseen events that may affect our corporate headquarters or distribution center. Without proper disaster recovery and business continuity plans, if we encounter difficulties with our distribution facility or other problems or disasters arise, we cannot ensure that critical systems and operations will be restored in a timely manner or at all, and this would have a material adverse effect on our business.

We completed an upgrade of our distribution facility during fiscal year 2009, which we believe will support our growth to approximately 1,300 stores with little additional capital investment. We may need to further increase the capacity of this facility to support our growth, which may require us to secure additional favorable real estate or may require us to obtain additional financing. Appropriate locations or financing for the purchase or lease of such additional real estate may not be available at reasonable costs or at all. Our failure to provide adequate order fulfillment and secure additional distribution capacity when necessary could impede our growth plans, and the further increase of this capacity would increase our costs.

We rely upon independent third-party transportation providers for substantially all of our product shipments.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to all of our stores. Our utilization of their delivery services for shipments, or those of any other shipping companies we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the shipping company’s abilities to provide delivery services that adequately meet our shipping needs.

If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which in turn would increase our costs. We also face shipping and distribution risks and uncertainties associated with the upgrade of our distribution facility and related systems.

Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization, or WTO, Agreement, effective January 1, 2005, the United States and other WTO member countries removed quotas on goods from WTO members, which in certain instances affords us greater flexibility in importing textile and apparel products from WTO countries from which we source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China. Effective January 1, 2006, the United States imposed quotas on approximately twelve categories of goods and apparel from China, and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as United States or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our profitability.

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores and our customers on a timely basis, depends significantly on our information systems, including our Island Pacific Inc., or Island Pacific, enterprise resource planning system and Epicor Software Corporation, or Epicor, including its Customer Relationship Management and store point-of-sale, or POS, system. We believe that utilizing this suite of products has allowed us to avoid the expense associated with internally developing and managing our own hardware and software systems. See “Business—Management Information Systems.” To manage the growth of our operations, personnel and real estate portfolio, we will need to continue to improve and expand our operational and financial systems, real estate management systems, transaction processing and internal controls and business processes; in doing so, we could encounter transitional issues and incur substantial additional expenses. If we are unable to maintain our current relationships with Island Pacific or Epicor, there is no assurance that we will be able to locate replacements on a timely basis or on acceptable terms. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems, could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on us.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, and internal controls and business processes. In doing any implementation or change to existing processes, we may encounter transitional issues and incur substantial additional expenses.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could harm our net sales, increase our expenses, and harm our reputation and stock price.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security or that of Island Pacific or Epicor and misappropriate our confidential information or that of third parties, create system disruptions or cause shutdowns. As a result, we could incur significant expenses addressing problems created by security breaches of our network. This risk is heightened because we collect and store customer information for marketing purposes. Any compromise of customer information could subject us to customer or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure from third parties, including that of Island Pacific or Epicor, may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services provided by Island Pacific or Epicor, could be significant, and such efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

We may suffer risks if our vendors fail to follow our vendor guidelines, including the risk we could acquire merchandise without full rights to sell it and the risks that a vendor or a manufacturer may fail to use acceptable labor practices, comply with other applicable laws or face interruption with its operations.

We sometimes purchase merchandise from vendors who hold manufacturing and distribution rights under the terms of certain licenses or who themselves own intellectual property rights to the merchandise. In addition, we purchase merchandise that may be subject to design copyrights, design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our vendors for sale to our customers, and we do not independently investigate whether these vendors legally hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon vendors’ representations set forth in our purchase orders and vendor agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or vendor is unwilling or unable to reimburse us, and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Although our purchase orders and vendor agreement with each vendor require the vendor to indemnify us against such claims, a vendor may not have the financial resources to defend itself or us against such claims, in which case, we may have to pay the costs and expenses associated with defending such claim. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

Many of the products sold in our stores are manufactured outside of the United States, which may increase the risk that the labor, manufacturing safety and other practices followed by the manufacturers of these products may differ from those generally accepted in the United States. Although we require each of our vendors to sign a purchase order and vendor agreement that requires adherence to accepted labor practices and compliance with labor, manufacturing safety and other laws, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell to our customers, and we have no direct relationship and very limited contact with any of the manufacturers. We do reserve the right to conduct random testing of products and we use a third-party resource to conduct such random testing on designated categories of items to further address our concern for customer safety. However, some of our vendors are small and may not have adequate procedures in place to assure compliance with applicable labor, manufacturing safety and other laws. The violation of such labor, manufacturing safety or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our brand image and/or subject us to boycotts by our customers or activist groups.

In fiscal year 2009, substantially all of our merchandise was sourced from foreign factories, many of which were located in China and India. Any event causing a sudden disruption of manufacturing or imports from Asia, Central America or elsewhere, including the imposition of additional import restrictions, could materially harm our operations. We have no long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia, Central America or elsewhere. We compete with other companies for production facilities and import quota capacity.

Our vendors’ sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia, Central America or elsewhere or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices or incur increased costs.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability or damage to our brand image.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Litigation and other claims against us could result in unexpected expenses and liability, as well as materially adversely affect our operations and our reputation.

We may be subject to liability if we infringe upon the trademarks or other intellectual property rights of third parties.

We may be subject to liability if we infringe upon the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers or otherwise harm our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. For example, in August 2008, the Consumer Product Safety Improvement Act of 2008, or CPSIA, was signed into law. The CPSIA imposes new requirements for the textile and apparel industries. These new requirements relate to all products marketed to children 12 years of age and under. Among other requirements, the Consumer Product Safety Commission requires certification and testing of lead paint levels as applied to certain products, along with testing of the lead content of the product as a whole. We have engaged an accredited third party testing service to ensure our vendors’ compliance with consumer safety laws and to meet further product safety goals. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

We may incur indebtedness in the future and that indebtedness could adversely affect our financial health and harm our ability to react to changes to our business. Any future indebtedness may contain covenants that limit our business activities.

We may incur indebtedness in the future. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pay future dividends;

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

•	result in higher interest expense if interest rates increase on any floating rate borrowings;

•	heighten our vulnerability to downturns in our business, the industry or in the general economy and limit our flexibility in planning for or reacting to changes in our business and the retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations. Any indebtedness we incur may contain covenants that restrict our ability to incur additional debt, pay dividends, make acquisitions or investments or do certain other things that may impact the value of our common stock.

The terms of our senior secured credit facility may restrict our current and future operations, which would adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior secured credit facility contains, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	place liens on our or our direct or indirect subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness, subject to certain exceptions;

•	prepay or redeem certain indebtedness;

•	merge, consolidate and dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments, including certain equity issuances and payment of dividends in a form other than in common stock.

A failure by us to comply with the covenants or financial ratios contained in our senior secured credit facility could result in an event of default under our credit facility, which could adversely affect our ability to respond to changes in our business and manage our operations. A change in control of our company is also an event of default under our senior secured credit facility. Under our senior secured credit facility, a change in control of our company will occur if, among other things, any person or entity other than the funds advised by Apax Partners or us or our subsidiaries acquires, directly or indirectly, more than 35% of the outstanding equity interests of us or a greater percentage of the equity interest than is beneficially owned by the funds advised by Apax Partners. Upon the occurrence of an event of default under our senior secured credit facility, the lenders could elect to declare all amounts outstanding to be due and payable, require us to apply all of our available cash to repay these amounts and exercise other remedies as set forth in the senior secured credit facility. If the indebtedness under our senior secured credit facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full. See “Description of Certain Indebtedness—Senior Secured Credit Facility.”

We may be unable to protect our trademarks or other intellectual property rights.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks or proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights or claim that we are infringing on their proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, we do not register our marks internationally, and the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

Because we have not registered our trademarks in any foreign countries, international protection of our brand image and the use of these marks could be limited. Other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations in other foreign countries of which we are not aware. Accordingly, it may be possible for others to enjoin the manufacture, sale or exportation of our branded goods to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those jurisdictions outside the United States.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, especially if the Employee Free Choice Act is adopted.

Currently, none of our employees is represented by a union. However, our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. The Employee Free Choice Act of 2007: H.R. 800, or EFCA, was passed in the United States House of Representatives last year and the same legislation has been introduced again in 2009 as H.R. 1409 and S. 560. President Obama and leaders of Congress have made public statements in support of this bill. Accordingly, this bill or a variation of it could be enacted in the future and the enactment of this bill could have an adverse impact on our business, by making it easier for workers to obtain union representation and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and The NASDAQ Stock Market rules. The requirements of these rules and regulations have significantly increased our legal and financial compliance costs, including costs associated with the hiring of additional personnel, making some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the initial stage of documenting our internal control procedures and have not begun testing these procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. Section 404, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm auditing our effectiveness of internal control over financial reporting beginning with fiscal year 2010. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline.

Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of The NASDAQ Stock Market rules, will be significantly curtailed.

Risks Related to this Offering and Ownership of Our Common Stock

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering our executive officers, directors and principal stockholders will own, in the aggregate, approximately 45.9% of our outstanding common stock and will own options that will enable them to own, in the aggregate, approximately 47.3% of our outstanding common stock assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors, approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders. For example, our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with principal stockholders.

In addition, our amended and restated certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, that relate to business combinations with interested stockholders applies to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. The provisions of Section 203 of the DGCL may delay, prevent or deter a merger, acquisition, tender offer or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity does not apply against Apax Partners, funds advised by Apax Partners, or any of our directors who are employees of or affiliated with Apax Partners or funds advised by Apax Partners, in a manner that would prohibit them from investing or participating in competing businesses. To the extent they invest in such other businesses, Apax Partners or funds advised by Apax Partners may have differing interests than our other stockholders.

We are a currently controlled company within the meaning of The NASDAQ Stock Market rules, and, as a result, we rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Funds advised by Apax Partners currently own more than 50% of the total voting power of our common stock and we are currently a controlled company under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, certain exemptions under The NASDAQ Stock Market listing standards exempt us from the obligation to comply with certain of the NASDAQ Stock Market corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, for so long as we are a controlled company, holders of our common stock will not have the same protections afforded to stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance requirements. Upon completion of this offering, we will cease to be a controlled company and we will have one year from the date we cease to be a controlled company to comply with The NASDAQ Stock Market rules.

Our stock price may continue to be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchase them.

Shares of our common stock were sold in our initial public offering in November 2009 at a price of $19.00 per share, and our common stock has subsequently traded as high as $32.82. There has been a public market for our common stock for only a short period of time. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies by using our shares as consideration. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	fashion trends and changes in consumer preferences;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	the timing of new store openings and the relative proportion of our new stores to existing stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix;

•	timing of promotional events;

•	changes in key personnel;

•	entry into new markets;

•	our levels of comparable store sales;

•	announcements by us or our competitors of new product offerings or significant acquisitions;

•	actions by competitors or other strip center, regional mall and outlet center tenants;

•	weather conditions, particularly during the holiday shopping period;

•	the level of pre-opening expenses associated with our new stores;

•	the level of expenses associated with our store conversions;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to litigation;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	ratings downgrades by any securities analysts who follow our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events; and

•	changes in accounting principles.

In addition, the stock markets, and in particular The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 24,241,462 shares of common stock outstanding.

All of the 7,780,252 shares of common stock sold in our initial public offering are, and the 5,063,563 shares of common stock (or 5,823,097 shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be, freely tradable without restrictions or further registration under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers, directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

Certain shares will not be subject to the new 90-day restricted period but remain subject to the 180-day restricted period in connection with our initial public offering, ending May 11, 2010 and, in some cases, subject to extension. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have agreed to release Apax Partners from their initial public offering lock-up agreements, if any, prior to the expiration of the initial public offering lock-up period in connection with their sale of shares in this offering. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated of this offering may, in their sole discretion, release all or some portion of the shares subject to the 90-day lock-up agreements prior to expiration of such period.

On January 19, 2010, we filed a registration statement on Form S-8 under Securities Act to register 4,754,880 shares for issuance under our equity incentive plans. These shares can be freely sold in the public market upon issuance and once vested, subject to lock-up restrictions in connection with this offering and/or our initial public offering and other restrictions provided under the applicable plan and/or the option agreements entered into with option holders. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this prospectus could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	failure to successfully execute our growth strategy, including delays in store growth and store conversions, difficulties executing sales and operating profit margin initiatives and inventory shrinkage prevention;

•	the failure of our new stores or the conversion of our existing stores to achieve sales and operating levels consistent with our expectations;

•	risks and challenges in connection with sourcing merchandise from domestic and foreign vendors;

•	our level of success in gaining and maintaining broad market acceptance of our exclusive brands;

•	our failure to protect our brand image;

•	our debt levels and restrictions in our senior secured credit facility and in agreements for other indebtedness we may incur;

•	economic conditions, including their effect on the financial and capital markets, our vendors and business partners, employment levels, consumer demand, spending patterns, inflation and the cost of goods;

•	our loss of key personnel or our inability to hire additional personnel;

•	seasonality of our business;

•	increases in costs of fuel, or other energy, transportation or utilities costs and in the costs of labor and employment;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	disruptions in our supply chain and distribution facility;

•	damage or interruption to our information systems;

•	changes in the competitive environment in our industry and the markets in which we operate;

•	natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events;

•	the incurrence of material uninsured losses or excessive insurance costs; and

•	our failure to maintain effective internal controls.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders. The selling stockholders include members of our management. Funds advised by Apax Partners are our principal stockholders and are a selling stockholder in this offering. See “Principal and Selling Stockholders.”

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Select Market under the symbol “rue” since our initial public offering on November 13, 2009. Before then, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock per share, as reported by The NASDAQ Global Select Market.

	High	Low

Fiscal Year ended January 30, 2010
4th Quarter 2009 (beginning November 13, 2009)	$32.82	$22.26
Fiscal Year ending January 29, 2011
1st Quarter 2010 (through February 11, 2010)	$31.52	$28.02

On February 11, 2010, the closing price as reported on The NASDAQ Global Select Market of our common stock was $28.57. As of January 30, 2010, we had approximately           holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with certain contractual restrictions, including under our senior secured credit facility and agreements for other indebtedness we may incur, which restricts or limits our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant. See “Description of Certain Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of October 31, 2009 on:

•	on a pro forma basis to give effect to the following:

•	the sale of 1,650,000 shares of our common stock on November 13, 2009 at an initial public offering price of $19.00 per share after deducting underwriting discounts and commissions and offering expenses payable by us; and

•	the application of the net proceeds from the initial public offering to reduce our borrowings under our senior secured credit facility.

You should read the following table in conjunction with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

October 31, 2009
Pro forma
(unaudited,
in thousands)

Cash and cash equivalents	$5,330

Long-term debt including current portion, net	$—
Common stock, $0.004 par value per share; 50,000,000 authorized; 22,511,000 shares issued and outstanding at October 31, 2009 $0.001, par value per share; 200,000,000 shares authorized; 24,160,662 shares issued and outstanding on a pro forma basis	24
Additional paid in capital	25,015
Retained earnings	32,587

Total stockholder’s equity	57,626

Total capitalization	$57,626

The outstanding share information set forth above is as of October 31, 2009, and excludes:

•	1,205,380 shares of common stock issuable upon exercise of stock options outstanding as of October 31, 2009 at a weighted average exercise price of $6.82 per share on an as adjusted basis;

•	an aggregate of 3,585,000 shares of common stock reserved for issuance under our 2009 equity compensation plan; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 759,534 shares from certain of the selling stockholders to cover their option to purchase additional shares.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated financial and other data for the periods and at the dates indicated. The selected income statement data for the fiscal years ended January 29, 2005, January 28, 2006, February 3, 2007, February 2, 2008 and January 31, 2009 and selected consolidated balance sheet data as of January 29, 2005, January 28, 2006, February 3, 2007, February 2, 2008 and January 31, 2009 are derived from our audited consolidated financial statements. Our audited statements of income for the fiscal years ended February 3, 2007, February 2, 2008 and January 31, 2009 and our audited consolidated balance sheets as of February 2, 2008 and January 31, 2009 are included elsewhere in this prospectus. Our audited consolidated statements of income for the fiscal years ended January 29, 2005 and January 28, 2006 and our audited consolidated balance sheets as of January 29, 2005, January 28, 2006 and February 3, 2007 have not been included in this prospectus. The selected income statement data for the thirty-nine weeks ended November 1, 2008 and the thirty-nine weeks ended October 31, 2009 and the selected balance sheet data as of November 1, 2008 and October 31, 2009 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

	Fiscal Year Ended					Thirty-Nine Weeks Ended
	January 29,	January 28,	February 3,	February 2,	January 31,	November 1,	October 31,
	2005	2006	2007	2008	2009	2008	2009
						(unaudited)
	(in thousands, except per share and operations data)

Statement of Income Data:
Net sales	$146,918	$192,818	$225,559	$296,887	$391,414	$272,302	$370,214
Cost of goods sold(1)	100,216	129,214	150,163	195,034	257,853	177,219	237,733

Gross profit	46,702	63,604	75,396	101,853	133,561	95,083	132,481
Selling, general and administrative expense	38,136	48,703	57,575	76,039	99,886	72,350	96,217
Depreciation and amortization expense	2,782	3,945	5,926	8,241	11,532	8,245	12,194

Income from operations	5,784	10,956	11,895	17,573	22,143	14,488	24,070
Interest expense, net	1,685	1,959	2,645	2,520	1,477	1,258	433
Provision for income taxes	190	1,638	1,452	5,920	8,027	5,185	9,342

Net income	$3,909	$7,359	$7,798	$9,133	$12,639	$8,045	$14,295

Net income per common share
Basic	$0.20	$0.38	$0.39	$0.42	$0.58	$0.37	$0.65
Diluted	$0.18	$0.33	$0.36	$0.40	$0.55	$0.35	$0.63
Weighted average shares outstanding
Basic	19,217	19,217	19,782	21,705	21,914	21,894	22,111
Diluted	21,978	22,184	21,888	22,842	22,814	22,823	22,828

	Fiscal Year Ended					Thirty-Nine Weeks Ended
	January 29,	January 28,	February 3,	February 2,	January 31,	November 1,	October 31,
	2005	2006	2007	2008	2009	2008	2009

Operating Data (unaudited):
Sales per gross square foot	$217	$245	$234	$236	$235	$174	$177
Comparable store sales change(2)	10.8%	10.9%	(4.7)%	7.8%	3.7%	0.8%	7.4%
Number of stores open at end of period	193	229	278	352	449	433	534
Total gross square feet at end of period (in thousands)	750	896	1,095	1,448	1,949	1,869	2,364
Store conversions during period	10	6	18	20	21	19	25
Capital expenditures (in thousands)	$7,174	$12,098	$16,586	$20,265	$26,464	$16,398	$26,499

	As of					As of
	January 29,	January 28,	February 3,	February 2,	January 31,	November 1,	October 31,
	2005	2006	2007	2008	2009	2008	2009
						(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,977	$4,075	$2,525	$3,343	$4,611	$3,861	$5,330
Working capital	3,231	37	(622)	3,946	798	20,485	8,004
Total assets	38,227	52,716	79,092	102,285	141,200	145,380	179,748
Total long-term debt	30,930	25,279	23,317	27,968	19,476	40,186	21,176
Stockholders’ (deficit) equity	(18,535)	(11,174)	(3,537)	5,753	18,393	13,874	32,890
Cash Flow Data:
Net cash provided by operating activities	$11,283	$16,195	$17,480	$21,512	$36,859	$4,911	$25,511

(1)	Includes certain buying, freight, distribution facility and store occupancy expenses.

(2)	Comparable store sales in fiscal years 2006 and 2007 are adjusted for the 53rd week in fiscal year 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial Data,” and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. For example, references to “fiscal year 2008” refer to the fiscal year ended January 31, 2009. Our fiscal year 2006 consisted of a 53-week period and ended on February 3, 2007.

Overview

rue21 is a fast growing specialty apparel retailer offering the newest fashion trends for girls and guys at value prices. We were originally founded in 1976 as a value-focused specialty apparel retailer. In 1998, we were acquired by certain funds now advised by Apax Partners, through SKM Equity Fund II, L.P. and SKM Investment Fund II. In 2001, our current President and Chief Executive Officer, Bob Fisch, joined us. Upon his hiring, Bob Fisch began repositioning our company by aligning our stores under one brand name, strengthening our management team, honing our fashion value merchandise approach and refocusing our store growth strategy. As part of our turnaround, we sought bankruptcy protection in February 2002 and emerged within fifteen months as a stronger company with a rationalized store base of 168 stores. We have been growing consistently since that time. In late 2006, we introduced our larger rue21 etc! store layout, which averages approximately 4,700 square feet and features a separate store-in-store for our rue21 etc! girls jewelry and accessories category. As of January 30, 2010, we operated 535 stores in 43 states, 314 of which featured the larger rue21 etc! store layout.

Our strong growth and operating results reflect the initiatives taken by our management team, as well as the increasing acceptance of our brand and merchandise. Our net sales increased from $146.9 million in fiscal year 2004 to $391.4 million in fiscal year 2008, a compound annual growth rate of 27.8%. Over the same period, we grew income from operations from $5.8 million to $22.1 million, a compound annual growth rate of 39.9%. Since the beginning of fiscal year 2004, we have increased our store base from 175 stores to 535 stores as of January 30, 2010. Our total square footage growth has outpaced our total store growth over this same period, reflecting the increasing size of our average store.

We expect to continue our strong growth in the future. We believe there is a significant opportunity to grow our store base to more than 1,000 stores within five years. We opened 88 stores in fiscal year 2009 and plan to open 100 stores in fiscal year 2010. We also plan to continue to convert our existing stores into the larger rue21 etc! layout, which allows us to offer an increased proportion of higher margin categories, such as accessories, intimate apparel, footwear and fragrances. We converted 26 stores to the rue21 etc! layout in fiscal year 2009 and plan to convert 30 stores in fiscal year 2010. We expect to continue to drive our comparable store sales by increasing the penetration of our newer product categories, increasing our brand awareness, continuing to provide our distinctive in-store experience and converting stores to the rue21 etc! layout.

Our growth in total square footage is supported by our store economics, which we believe to be very attractive. As a result of our low store build-out costs, favorable lease terms and low-cost operating model, our stores generate strong returns on investment. We focus our real estate strategy on strip centers, regional malls and outlet centers, primarily in small- and middle-market communities, which we believe are underserved by traditional junior and young men’s specialty apparel retailers. Our typical new store investment is approximately $160,000, which includes build-out costs, net of landlord tenant allowances and initial inventory, net of payables. New stores generate on average between $900,000 and $1.1 million in net sales per store in the first twelve months and pay back our investment in less than one year. However, new stores opened in the future may not generate similar net sales in the first twelve months or pay back our investment in a similar time period.

We have recently invested significant capital to build the infrastructure necessary to support our future growth. This investment includes an upgrade of our distribution facility and related systems, which we completed in fiscal year 2009. The distribution facility can support approximately 1,300 stores. Additionally, we continue to invest in our systems infrastructure, including implementation of the latest store merchandising, distribution, financial and real estate applications. Furthermore, in fiscal year 2008, we invested in an expansion of our corporate headquarters, which increased the square footage by 50%.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include that we may not be able to effectively identify and respond to changing fashion trends and customer preferences, that we may not be able to find desirable locations in strip centers and regional malls or that we may not be able to effectively manage our operations which have grown rapidly, or our future growth. We seek to ensure that addressing these risks does not divert our management’s attention from continuing to build on the strengths that we believe have driven the growth of our business. We believe our focus on maintaining the desirability of our products to our customers, maintaining and scaling our supply chain resources and improving our in-store shopping experience and our customer service will contribute to our ongoing success.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are net sales, comparable store and non-comparable store sales, gross profit margin and selling, general and administrative expense.

Net Sales

Net sales constitute gross sales net of any returns and merchandise discounts. Net sales consist of sales from comparable stores and non-comparable stores.

Comparable Store Sales

A store is included in comparable store sales on the first day of the sixteenth month as new stores generally open with above run-rate sales volumes, which usually extend for a period of at least three months, and comparability is achieved twelve months after the initial three-month period after store opening. Comparable store sales include existing stores that have been converted to our rue21 etc! layout. When a store that is included in comparable store sales is in process of being converted to our rue21 etc! layout, net sales from that store remain in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers. Non-comparable store sales include sales not included in comparable store sales and sales from closed stores.

Measuring the change in year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to fashion trends and customer preferences;

•	competition;

•	changes in our merchandise mix;

•	pricing;

•	the timing of our releases of new merchandise and promotional events;

•	the level of customer service that we provide in our stores;

•	our ability to source and distribute products efficiently; and

•	the number of stores we open, close and convert in any period.

As we continue to pursue our store growth strategy, we expect that a significant percentage of our net sales increase will continue to come from non-comparable store sales. Opening new stores is an important part of our growth strategy. Accordingly, comparable store sales is only one element we use to assess the success of our growth strategy.

The retail apparel industry is cyclical, and consequently our net sales are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually higher in the second and fourth fiscal quarters, and particularly in the months of August and December, as customers make back-to-school and holiday purchases.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Gross margin measures gross profit as a percentage of our net sales. Cost of goods sold includes the direct cost of purchased merchandise, distribution center costs, all freight costs incurred to get merchandise to our stores, store occupancy costs and buying costs. The components of our cost of goods sold may not be comparable to those of other retailers.

Our cost of goods sold is substantially higher in higher volume quarters because cost of goods sold generally increases as net sales increase. Changes in the mix of our products, such as changes in the proportion of accessories, may also impact our overall cost of goods sold. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise, and generally use markdowns to clear that merchandise. The timing and level of markdowns are not seasonal in nature but are driven by customer acceptance of our merchandise. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them. Significant markdowns have reduced our gross profit in some prior periods and may have a material adverse impact on our earnings for future periods depending on the amount of the markdowns and the amount of merchandise affected.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, share-based compensation and store expenses but excludes store occupancy costs and freight to stores. These expenses do not generally vary proportionally with net sales. As a result, selling, general and administrative expense as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters. The components of our selling, general and administrative expense may not be comparable to those of other retailers. We expect that our selling, general and administrative expense will increase in future periods due to our continuing store growth and in part to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act and related rules and regulations will result in significant legal and accounting costs.

Share-based compensation expense related to stock options was $34,000, $34,000 and $0 for fiscal years 2006, 2007 and 2008, respectively. We granted options to purchase an aggregate of 397,000 shares and 126,500 shares of common stock in fiscal years 2007 and 2008, respectively. These and any future stock option grants will increase our share-based compensation expense in fiscal year 2009 and in future fiscal years compared to fiscal year 2008. See “—Critical Accounting Policies.”

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net sales:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands, except per share data)

Net sales	$225,559	$296,887	$391,414	$272,302	$370,214
Cost of goods sold(1)	150,163	195,034	257,853	177,219	237,733

Gross profit	75,396	101,853	133,561	95,083	132,481
Selling, general and administrative expense	57,575	76,039	99,886	72,350	96,217
Depreciation and amortization expense	5,926	8,241	11,532	8,245	12,194

Income from operations	11,895	17,573	22,143	14,488	24,070
Interest expense, net	2,645	2,520	1,477	1,258	433

Income before income taxes	9,250	15,053	20,666	13,230	23,637
Provision for income taxes	1,452	5,920	8,027	5,185	9,342

Net income	$7,798	$9,133	$12,639	$8,045	$14,295

Operating Data (unaudited):
Number of stores open at end of period	278	352	449	433	534
Total gross square feet at end of the period (in thousands)	1,095	1,448	1,949	1,869	2,364
Sales per gross square foot	$234	$236	$235	$174	$177
Comparable store sales change(2)	(4.7%)	7.8%	3.7%	0.8%	7.4%

(1)	Includes certain buying, freight, distribution facility and store occupancy expenses.

(2)	Comparable store sales in fiscal years 2006 and 2007 are adjusted for the 53rd week in fiscal year 2006.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold(1)	66.6%	65.7%	65.9%	65.1%	64.2%

Gross profit	33.4%	34.3%	34.1%	34.9%	35.8%
Selling, general and administrative expense	25.5%	25.6%	25.5%	26.6%	26.0%
Depreciation and amortization expense	2.6%	2.8%	2.9%	3.0%	3.3%

Income from operations	5.3%	5.9%	5.7%	5.3%	6.5%
Interest expense, net	1.2%	0.8%	0.4%	0.5%	0.1%

Income before income taxes	4.1%	5.1%	5.3%	4.9%	6.4%
Provision for income taxes	0.6%	2.0%	2.1%	1.9%	2.5%

Net income	3.5%	3.1%	3.2%	3.0%	3.9%

(1)	Includes certain buying, freight, distribution facility and store occupancy expenses.

The approximate percentage of our net sales derived from our product categories, based on our internal merchandising system, is as follows:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009

Merchandise categories:
Girls apparel	60.9%	61.6%	58.3%	59.9%	58.1%
Girls accessories	21.4%	21.9%	23.5%	22.6%	23.7%
Guys apparel and accessories	17.7%	16.5%	18.2%	17.5%	18.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The increase in girls accessories net sales as a percentage of total net sales is due to management efforts to expand the number of items in the girls accessories category.

The following table summarizes the number of stores open at the beginning of the period and at the end of the period.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009

Number of stores open at beginning of period	229	278	352	352	449
New stores	56	74	99	82	85
Store closings	(7)	—	(2)	(1)	—

Number of stores open at end of period	278	352	449	433	534
Store conversions during period	18	20	21	19	25

Thirty-Nine Weeks Ended October 31, 2009 Compared to Thirty-Nine Weeks Ended November 1, 2008

Net Sales

Net sales increased 36.0%, or $97.9 million, to $370.2 million for the thirty-nine weeks ended October 31, 2009 from $272.3 million for the thirty-nine weeks ended November 1, 2008. The increase in net sales was due to an increase of approximately 37% in the number of transactions, primarily driven by new store openings, partially offset by a decrease of approximately 1% in the average dollar value of transactions per store.

Comparable store sales increased 7.4% for the thirty-nine weeks ended October 31, 2009 compared to an increase of 0.8% for the thirty-nine weeks ended November 1, 2008. Comparable store sales increased by $67.6 million and non-comparable store sales increased by $30.3 million. There were 386 comparable and 148 non-comparable stores open at October 31, 2009 compared to 304 and 129, respectively, at November 1, 2008.

The decrease in the girls apparel category as a percentage of net sales and the corresponding increase in the girls accessories category as a percentage of net sales and the guys apparel and accessories as a percentage of net sales was reflective of varying category sales growth rates. The girls apparel category grew by approximately 32% while the girls accessories category grew by approximately 43% and the guys apparel and accessories category grew by approximately 41%. The increase in girls accessories as a percentage of net sales was due to management efforts to expand the number of items in the girls accessories category. The increase in the guys apparel and accessories category was the result of an increase in the average unit retail price of items sold in the current period.

Gross Profit

Gross profit increased 39.3%, or $37.4 million, in the thirty-nine weeks ended October 31, 2009 to $132.5 million from $95.1 million in the thirty-nine weeks ended November 1, 2008. Gross margin increased

90 basis points to 35.8% for the thirty-nine weeks ended October 31, 2009 from 34.9% for the thirty-nine weeks ended November 1, 2008. This increase was primarily attributable to a 10 basis point increase in merchandise margin, due primarily to lower merchandise costs. The remainder of the gross margin increase was due to an 80 basis point decrease in store occupancy, distribution and buying costs as these costs increased at a lower rate than net sales.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 33.0%, or $23.9 million, to $96.2 million in the thirty-nine weeks ended October 31, 2009 from $72.4 million for the thirty-nine weeks ended November 1, 2008. As a percentage of net sales, selling, general and administrative expense decreased to 26.0% in the thirty-nine weeks ended October 31, 2009 from 26.6% in the thirty-nine weeks ended November 1, 2008. Store operating expenses increased by $18.5 million primarily resulting from the operation of 534 stores as of October 31, 2009 compared to the operation of 433 stores as of November 1, 2008. As a percentage of net sales, store operating expenses decreased slightly to 19.1% for the thirty-nine weeks ended October 31, 2009 from 19.2% for the thirty-nine weeks ended November 1, 2008 as a result of payroll costs declining as a percentage of net sales. Due in part to insurance settlement proceeds of $223,000 received during the second quarter of 2009, administrative and general expenses decreased as a percentage of net sales to 6.9% for the thirty-nine weeks ended October 31, 2009 from 7.4% for the thirty-nine weeks ended November 1, 2008.

Depreciation and Amortization Expense

Depreciation and amortization expense increased as a percentage of net sales to 3.3% for the thirty-nine weeks ended October 31, 2009 from 3.0% for the thirty-nine weeks ended November 1, 2008, or $4.0 million. The increase was due to growth in capital expenditures to $26.5 million for the thirty-nine weeks ended October 31, 2009 from $16.4 million for the thirty-nine weeks ended November 1, 2008. This increase follows annual increases in capital expenditures of $3.7 million in fiscal year 2007 and $6.2 million in fiscal year 2008.

Interest Expense, Net

Interest expense, net decreased by $0.8 million to $0.4 million for the thirty-nine weeks ended October 31, 2009, due primarily to a decrease in average borrowings under our senior secured credit facility.

Provision for Income Taxes

The increase in provision for income taxes of $4.2 million in the thirty-nine weeks ended October 31, 2009 from the thirty-nine weeks ended November 1, 2008 was due primarily to the $10.4 million increase in pre-tax income. The effective tax rates were 39.5% and 39.2% for the thirty-nine weeks ended October 31, 2009 and the thirty-nine weeks ended November 1, 2008, respectively.

Net Income

Net income increased 77.8%, or $6.3 million, to $14.3 million for the thirty-nine weeks ended October 31, 2009 from $8.0 million for the thirty-nine weeks ended November 1, 2008. This increase was due to the factors discussed above.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net Sales

Net sales increased 31.8%, or $94.5 million, to $391.4 million in fiscal year 2008 from $296.9 million in fiscal year 2007. The increase in net sales was due to an increase of approximately 23% in the number of transactions, driven by new store openings and an increase of approximately 2% in the average dollar value of transactions per store.

Comparable store sales increased 3.7% for fiscal year 2008 compared to an increase of 7.8% for fiscal year 2007. Comparable store sales increased by $66.7 million and non-comparable store sales increased by

$27.8 million. There were 330 comparable stores and 119 non-comparable stores open at January 31, 2009 compared to 260 and 92, respectively, at February 2, 2008.

The increase in the girls accessories and guys apparel and accessories categories as a percentage of net sales and the approximate corresponding decrease in the girls apparel category as a percentage of net sales was reflective of varying category sales growth rates. The girls accessories and guys apparel and accessories categories grew by approximately 42% and 45%, respectively. Girls apparel category growth was approximately 25%. The increase in girls accessories as a percentage of net sales was due to management efforts to expand the number of items in the girls accessories category.

Gross Profit

Gross profit increased 31.1%, or $31.7 million, in fiscal year 2008 to $133.6 million from $101.9 million in fiscal year 2007. Gross margin decreased 20 basis points to 34.1% for fiscal year 2008 from 34.3% for fiscal year 2007. This decrease was primarily attributable to a 30 basis point decrease in merchandise margin, due primarily to increased markdowns. Gross margin was positively impacted by a 10 basis point increase in store occupancy, distribution and buying costs, as these costs increased at a rate lower than net sales.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 31.4%, or $23.8 million to $99.9 million in fiscal year 2008 from $76.0 million in fiscal year 2007. As a percentage of net sales, selling, general and administrative expense remained constant at 25.5% and 25.6% in fiscal year 2008 and fiscal year 2007, respectively.

Store operating expenses increased by $18.6 million primarily resulting from the operation of 449 stores as of January 31, 2009 compared to the operation of 352 stores as of February 2, 2008. As a percentage of net sales, store operating expenses increased to 18.6% in fiscal year 2008 from 18.3% in fiscal year 2007, due primarily to increased store salaries as a percentage of net sales.

Administrative and general expenses decreased as a percentage of net sales to 6.9% in fiscal year 2008 from 7.4% in fiscal year 2007 as these costs increased at a lower rate than net sales. Offsetting the decrease in administrative expense margin was a $434,000 asset write-off related to store conversions.

Depreciation and Amortization Expense

Depreciation and amortization expense increased as a percentage of net sales to 2.9% in fiscal year 2008 from 2.8% in fiscal year 2007, or $3.3 million. The increase was due to growth in capital expenditures of $6.2 million and $3.7 in fiscal year 2008 and fiscal year 2007, respectively.

Interest Expense, Net

Interest expense, net decreased by $1.0 million to $1.5 million in fiscal year 2008 due to both reduced weighted average borrowings and a reduced average interest rate under our senior secured credit facility.

Provision for Income Taxes

The increase in provision for income taxes of $2.1 million in fiscal year 2008 from fiscal year 2007 was due primarily to a $5.6 million increase in pre-tax income. The effective tax rate declined to 38.8% in fiscal year 2008 from 39.3% in fiscal year 2007.

Net Income

Net income increased 38.4%, or $3.5 million, to $12.6 million in fiscal year 2008 from $9.1 million in fiscal year 2007. This increase was due primarily to a $31.7 million increase in gross profit and lower interest expense, partially offset by increases in selling, general and administrative expense of $23.8 million, higher depreciation and amortization expense of $3.3 million and a higher provision for income taxes of $2.1 million.

Fiscal Year 2007 Compared to Fiscal Year 2006

Net Sales

Net sales increased 31.6%, or $71.3 million, to $296.9 million in fiscal year 2007 from $225.6 million in fiscal year 2006. The increase in net sales was due primarily to the increase of approximately 19% in the number of transactions coupled with an increase of approximately 6% in the average dollar value of transactions per store.

Comparable store sales increased 7.8% for fiscal year 2007 compared to a decrease of 4.7% for fiscal year 2006. Comparable store sales increased by $46.4 million and non-comparable stores increased by $24.9 million. There were 260 comparable stores and 92 non-comparable stores open at February 2, 2008 compared to 208 and 69, respectively, at February 3, 2007.

The increases in the girls apparel and girls accessories categories as a percentage of net sales and the approximate corresponding decrease in the guys apparel and accessories category as a percentage of net sales was reflective of varying category sales growth rates. The girls apparel and girls accessories categories grew by approximately 35% and 37%, respectively. The guys apparel and accessories category growth was approximately 25%. The increase in girls accessories as a percentage of net sales was due to management efforts to expand the number of items in the girls accessories category.

Gross Profit

Gross profit increased 35.1%, or $26.5 million, in fiscal year 2007 to $101.9 million from $75.4 million in fiscal year 2006. Gross margin increased 90 basis points to 34.3% for fiscal year 2007 from 33.4% for fiscal year 2006. This increase was primarily attributable to a 50 basis point increase in merchandise margin, due primarily to lower merchandise costs. In addition, store occupancy, distribution and buying costs decreased 40 basis points as these costs increased at a lower rate than net sales.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 32.1%, or $18.5 million, to $76.0 million in fiscal year 2007 from $57.6 million in fiscal year 2006. As a percentage of net sales, selling, general and administrative expense remained constant at 25.6% and 25.5% in fiscal year 2007 and fiscal year 2006, respectively.

Store operating expenses increased by $11.9 million primarily resulting from the operation of 352 stores as of February 2, 2008 compared to the operation of 278 stores as of February 3, 2007. However, these costs declined from 18.8% of net sales in fiscal year 2006 to 18.3% of net sales in fiscal year 2007.

Administrative and general expenses increased as a percentage of net sales to 7.4% in fiscal year 2007 from 6.8% in fiscal year 2006 as these costs increased at a rate greater than net sales, due primarily to increased administrative salaries.

Depreciation and Amortization Expense

Depreciation and amortization expense increased as a percentage of net sales to 2.8% in fiscal year 2007 from 2.6% in fiscal year 2006, or $2.3 million. This increase was due to growth in capital expenditures of $3.7 million in fiscal year 2007.

Interest Expense, Net

Interest expense, net decreased by $125,000 to $2.5 million in fiscal year 2007 from $2.6 million in fiscal year 2006 due to relatively constant levels of weighted average borrowings and average interest rate under our senior secured credit facility.

Provision for Income Taxes

The increase in provision for income taxes of $4.5 million in fiscal year 2007 from fiscal year 2006 was due primarily to the increase in the effective tax rate and to a lesser extent pre-tax income being $5.8 million higher. The effective tax rates were 39.3% and 15.7% for fiscal year 2007 and fiscal year 2006, respectively.

The fiscal year 2006 effective tax rate was significantly less than the fiscal year 2007 effective tax rate as a result of the reversal of income tax reserves due to settlement of a 2004 Internal Revenue Service audit as well as the reversal of the valuation allowance as we determined as of February 3, 2007 that it was more likely than not that the deferred tax assets would be fully realized.

Net Income

Net income increased 17.1%, or $1.3 million, to $9.1 million in fiscal year 2007 from $7.8 million in fiscal year 2006. This increase was due primarily to a $26.5 million increase in gross profit, partially offset by increases in selling, general and administrative expense of $18.5 million, higher depreciation and amortization expense of $2.3 million and a higher provision for income taxes of $4.5 million.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly consolidated statements of income data for each of the ten fiscal quarters ended August 1, 2009 and expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Quarterly Results of Operations

	Fiscal Year 2007				Fiscal Year 2008				Fiscal Year 2009
	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited)
	(in thousands, except percentages)

Net sales	$63,745	$77,282	$72,929	$82,931	$76,779	$98,058	$97,464	$119,113	$107,998	$125,106	$137,110
Gross profit	21,097	26,902	25,558	28,296	25,218	34,714	35,149	38,480	37,918	44,992	49,571
Income from operations	1,537	6,113	3,633	6,290	1,873	7,505	5,107	7,658	5,116	8,938	10,016
Net income	535	3,288	1,855	3,455	836	4,315	2,890	4,598	2,989	5,328	5,978
Year-Over-Year Increase
Net sales	40.1%	42.0%	27.9%	20.9%	20.4%	26.9%	33.6%	43.6%	40.7%	27.6%	40.7%
Gross profit	46.1%	45.3%	31.8%	22.8%	19.5%	29.0%	37.5%	36.0%	50.4%	29.6%	41.0%
Percent of Annual Results
Net sales	21.5%	26.0%	24.6%	27.9%	19.6%	25.1%	24.9%	30.4%	29.2%	33.8%	37.0%
Gross profit	20.7%	26.4%	25.1%	27.8%	18.9%	26.0%	26.3%	28.8%	28.6%	34.0%	37.4%
Income from operations	8.7%	34.8%	20.7%	35.8%	8.4%	33.9%	23.1%	34.6%	21.3%	37.1%	41.6%
Net Income	5.9%	36.0%	20.3%	37.8%	6.6%	34.1%	22.9%	36.4%	20.9%	37.3%	41.8%
Operating Data
Comparable store sales change(1)	12.7%	8.9%	9.8%	1.8%	(5.2)%	0.7%	6.6%	11.2%	8.3%	0.6%	13.5%

(1)	Comparable store sales in fiscal year 2007 is adjusted for the 53rd week in fiscal year 2006.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under our senior secured credit facility. Our primary cash needs are for capital expenditures in connection with opening new stores and converting existing stores, and the additional working capital required for the related increase in merchandise inventories. Cash is also required for investment in information technology and distribution facility enhancements and funding normal working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within several days of the related sale, and we typically have up to 75 days to pay our vendors.

Cash Flow

A summary of operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)

Provided by operating activities	$17,480	$21,512	$36,859	$4,911	$25,511
Used for investing activities	(16,586)	(20,265)	(26,464)	(16,398)	(26,499)
Provided (used) for financing activities	(2,444)	(429)	(9,127)	12,005	1,707

Increase (decrease) in cash and cash equivalents	$(1,550)	$818	$1,268	$518	$719

Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred taxes, the effect of working capital changes and tenant allowances received from landlords.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)

Net income	$7,798	$9,133	$12,639	$8,045	$14,295
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,926	8,241	11,532	8,245	12,194
Deferred taxes	(2,573)	(522)	1,900	(401)	(619)
Share-based compensation	34	34	—	—	193
Merchandise inventory	(11,184)	(8,977)	(19,685)	(29,339)	(20,344)
Accounts payable	15,479	1,966	24,134	18,085	13,528
Other working capital components	(2,471)	11,580	5,771	(4,696)	2,336
All other	4,471	57	568	4,972	3,928

Net cash provided by operating activities	$17,480	$21,512	$36,859	$4,911	$25,511

Net cash provided by operating activities was $25.5 million and $4.9 million for the thirty-nine weeks ended October 31, 2009 and the thirty-nine weeks ended November 1, 2008, respectively. The $20.6 million increase in the thirty-nine weeks ended October 31, 2009 when compared to the thirty-nine weeks ended November 1, 2008 was due to a $6.3 million increase in net income and a $4.0 million increase in non-cash depreciation and amortization expense. Improvements in our requirements for inventory net of accounts payable and our other working capital components provided a reduction in our use of cash of approximately $10.1 million in the thirty-nine weeks ended October 31, 2009 compared to the thirty-nine weeks ended November 1, 2008.

The $15.3 million improvement in net cash provided by operating activities in fiscal year 2008 compared to fiscal year 2007 is due to the growth in net income of $3.5 million, the increase in depreciation and amortization expense of $3.3 million, an increase in accounts payable of $22.1 offset by an increase in merchandise inventory of $10.6 million. The increase in trade payables was a result of our ability to secure longer payment terms from our vendors, which were partially offset by an increase in merchandise inventory.

Merchandise inventory increased $19.7 million in fiscal year 2008 compared to an increase of $9.0 million in fiscal year 2007. Increases to merchandise inventory were due to actual and anticipated sales increases related to comparable store sales and non-comparable store count increases as well as new store openings planned for the subsequent quarter.

The $4.0 million improvement in net cash provided by operating activities in fiscal year 2007 compared to fiscal year 2006 was due to the growth in net income of $1.3 million, a $14.1 million increase in other working capital accounts due to higher accrued expenses, a $3.2 million decrease in the level of merchandise inventory, the increase in depreciation and amortization expense of $2.3 million and the decrease in deferred taxes assets of $2.0 million. The increases to net cash provided by operations were partially offset by a decrease in the level of accounts payable of $13.5 million and a decrease in other operating activities of $4.5 million.

Merchandise inventory increased $9.0 million in fiscal year 2007 compared to an increase of $11.2 million in fiscal year 2006. Increases to merchandise inventory were due to actual and anticipated sales increases related to comparable store sales and non-comparable store count increases as well as new store openings planned for the subsequent quarter.

Investing Activities

Investing activities consist entirely of capital expenditures for new and converted stores, as well as investment in information technology and our distribution facility enhancements.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)

Capital expenditures, net of tenant allowances	$(11,331)	$(14,304)	$(17,555)	$(10,208)	$(19,097)
Tenant allowances	(5,255)	(5,961)	(8,909)	(6,190)	(7,402)

Capital expenditures	$(16,586)	$(20,265)	$(26,464)	$(16,398)	$(26,499)

For the thirty-nine weeks ended October 31, 2009 capital expenditures, net of tenant allowances increased $8.9 million compared to the thirty-nine weeks ended November 1, 2008. The expansion of the distribution center and higher investment in information technology accounted for more than 50% of the increase. The remainder of the increase, due primarily to the opening of 85 new stores and 25 store conversions, were $9.9 million in the thirty-nine weeks ended October 31, 2009 and $7.0 million for 82 new stores and 19 conversions in the thirty-nine weeks ended November 1, 2008.

Capital expenditures, net of tenant allowances, for the opening of new stores and conversions were $5.7 million, $7.8 million and $10.9 million in fiscal years 2006, 2007 and 2008, respectively. The remaining capital expenditures in each period were primarily for investment in the headquarters facility expansion, information technology and distribution facility enhancements.

Management anticipates that capital expenditures, net of tenant allowances in fiscal year 2009 will be approximately $27.8 million, including $13.6 million for 88 new stores and 26 store conversions and $9.5 million for investment in information technology and distribution facility enhancements. Management anticipates that capital expenditures net of tenant allowances in fiscal year 2010 will be approximately $32.0 million.

Financing Activities

Financing activities consist principally of borrowings and payments on our outstanding credit facilities.

	Fiscal Year Ended			Thirty-Nine Weeks Ended
	February 3,	February 2,	January 31,	November 1,	October 31,
	2007	2008	2009	2008	2009
				(unaudited)
	(in thousands)

Net borrowings under revolver	$3,257	$1,573	$14,645	$35,157	$1,700
Payments on long-term debt	(5,716)	(2,002)	(23,326)	(23,152)	—
Proceeds from stock options exercised	15	—	1	—	7
Debt financing costs	—	—	(447)	—	—

Net cash (used) provided for financing activities	$(2,444)	$(429)	$(9,127)	$12,005	$1,707

Net cash of $1.7 million was provided by financing activities in the thirty-nine weeks ended October 31, 2009, which was primarily utilized to fund capital expenditures in the current fiscal year. In fiscal year 2008, $23.2 million of the proceeds from our senior secured credit facility were used to repay the senior revolver established on May 15, 2003 and all term note loan facility financing arrangements with BNP Paribas North America, Inc.

$23.3 million of the proceeds from our senior secured credit facility in fiscal year 2008 were used to repay the senior secured credit facility established on May 15, 2003, or the Senior Revolver, and all term note loan facility financing arrangements with BNP Paribas, or the Term Notes. The outstanding borrowings under our senior secured credit facility were then reduced to $19.5 million by the end of fiscal year 2008, resulting in the $9.1 million use of cash.

The $2.4 million use of cash in fiscal year 2006 resulted primarily from the scheduled payments for the Term Notes of $5.7 million.

Senior Secured Credit Facility

Effective April 10, 2008, we established a five-year $60.0 million senior secured credit facility with Bank of America, N.A., or the senior secured credit facility. Under the agreement, we are able to increase the limit of the senior secured credit facility in increments of $5.0 million up to $85.0 million under certain defined conditions. Availability under our senior secured credit facility is collateralized by a first priority interest in all of our assets.

Our senior secured credit facility accrues interest at the Bank of America base rate, defined at our option as the prime rate or the Eurodollar rate plus applicable margin, which ranges from 1.25% to 2.0% set quarterly dependent upon average net availability under our senior secured credit facility during the previous quarter. The weighted-average interest rate under our senior secured credit facility for the thirty-nine weeks ended October 31, 2009 and for the thirty-nine weeks ended November 1, 2008 was 2.51% and 4.69%, respectively. Our excess borrowing capacity under our senior secured credit facility was $38.8 million, $40.5 million and $20.0 million on October 31, 2009, January 31, 2009 and November 1, 2008, respectively.

Our senior secured credit facility includes a fixed charge covenant applicable only if net availability falls below thresholds of 15% in calendar year 2009 and 10% thereafter. We are in compliance with all covenants under our senior secured credit facility as of October 31, 2009.

We believe that our cash position, net cash provided by operating activities and availability under our senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months.

Subsequent Events

On November 13, 2009, the Company completed an initial public offering of 7,780,252 shares of common stock at a price to the public of $19.00 per share, of which 1,650,000 shares were sold by the Company 5,115,437 were sold by the selling shareholders (including 913,590 by the Company’s management) and 1,014,815 shares were sold by a certain selling stockholder pursuant to the underwriters’ over-allotment option. Upon completing the offering, the Company received net proceeds of approximately $29 million.

On November 24, 2009, the Company amended its senior secured credit facility with Bank of America, N.A. An amendment fee of $0.1 million was paid on the effective date of the amendment. Key provisions of the amendment include an increase in the borrowing ceiling to $85 million from $60 million, which is further expandable at the Company’s option in increments of $5 million up to a limit of $100 million under certain defined conditions. Interest accrues at the higher of the Federal Funds rate plus .50%, the prime rate or the adjusted LIBOR rate plus 1.00% plus the applicable margin which now ranges from 1.25% to 3.00%.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
	(in thousands)

Long-term debt obligations	$21,176	—	—	$21,176	—
Operating lease obligations	207,382	40,862	97,307	20,570	48,642
Merchandise inventory purchase commitments	62,340	62,340	—	—	—
Contract for upgrade of distribution facility	1,775	1,775	—	—	—

	$292,673	$104,977	$97,307	$41,746	$48,642

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) established authoritative United States generally accepted accounting principles (“GAAP”), codifying and superseding all pre-existing accounting standards and literature. This newly codified GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities. This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance becomes effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and should be applied prospectively for interim and annual periods upon adoption. The Company is currently evaluating the impact the adoption of the authoritative guidance could have on its consolidated financial statements.

In May 2009, the FASB issued authoritative guidance in connection with subsequent events. The guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The literature renames type one and type two subsequent events as “recognized” subsequent events and “non-recognized” subsequent events. For recognized subsequent events, an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. For unrecognized subsequent events, an entity shall not recognize subsequent events about conditions that did not exist at the date of the balance sheet but that arose after the balance sheet date. The Company has adopted the guidance without any impact on the consolidated financial statements.

In April 2009, the FASB issued authoritative guidance in connection with interim disclosures about fair value of financial instruments. The guidance requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. These disclosures are effective for interim periods ending after June 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

Effective February 1, 2009, the Company adopted the FASB’s authoritative guidance related to fair value measurements for non-financial assets and non-financial liabilities that are measured on a non-recurring basis. The Company has adopted the guidance without any impact on the consolidated financial statements.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Note 1 to our consolidated financial statements for the fiscal year ended January 31, 2009 for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized upon purchase of merchandise by customers. Allowances for sales returns are recorded as a reduction of sales in the periods in which the sales are recognized. Deferred revenue is established upon the purchase of gift cards by customers, and revenue is recognized upon redemption of gift cards for merchandise.

Inventory Valuation

We value merchandise inventory at the lower of cost (first-in, first-out basis) or market using the retail inventory method. We record merchandise receipts at the time they are delivered to our consolidator, as we do not directly import any merchandise. This is the point at which title and risk of loss transfer to us.

We review our inventory levels to identify slow-moving merchandise and generally use markdowns to clear slow-moving merchandise. We record a markdown reserve based on estimated future markdowns related to current inventory to clear slow-moving inventory. Each period we evaluate the selling trends experienced and the related promotional events or pricing strategies in place to sell through the current inventory levels.

Markdowns may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition, or if it is determined that the inventory in stock will not sell at its currently ticketed price. Such markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The anticipated deployment of new seasonal merchandise is reflected within the estimated future markdowns reserve used in valuing current inventory, as such new inventory in certain circumstances will displace merchandise units currently on-hand. The markdown reserve is recorded as an increase to cost of goods sold in the accompanying consolidated statements of income.

We also estimate a shrinkage reserve for the period of time between the last physical count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. We have recognized impairment charges related to store conversions and may recognize impairment charges in the future. The impairment of unamortized costs is measured at the store level and the unamortized cost is reduced to fair value if it is determined that the sum of expected discounted future net cash flows is less than net book value.

Income Taxes

We account for income taxes in accordance with the authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between our consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits may materially impact our effective tax rate.

We recognize income tax liabilities related to unrecognized tax benefits in accordance with the FASB’s authoritative guidance related to uncertain tax positions and adjust these liabilities when our judgment changes as the result of the evaluation of new information. We classify interest and penalties as an element of tax expense.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. We believe that our assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances, or net income.

Share-Based Compensation

We account for share-based compensation in accordance with the FASB’s authoritative guidance for share-based compensation We estimate the grant date fair value of stock option awards using the Black-Scholes option pricing model. For fiscal year 2008, the thirty-nine weeks ended November 1, 2008 and

October 31, 2009, respectively, the fair value of stock options was estimated at the grant date using the following assumptions:

	Fiscal Year	Thirty-Nine Weeks Ended
	Ended	November 1,	October 31,
	2008	2008	2009

Risk-free interest rate	4.7%	4.7%	2.6%
Expected dividend yield	—	—	—
Expected volatility	55.0%	55.0%	60.0%
Weighted average expected term	6.3 years	6.3 years	6.3 years

The expected option life reflects the application of the simplified method set out in Staff Accounting Bulletin, or SAB, No. 107, or SAB 107. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The risk-free interest rate is based on 5-year U.S. Treasury instruments whose maturities are similar to those of the expected term of the award being valued. The expected volatility reflects the application of SAB No. 110’s interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future. The weighted-average grant date fair value per share of stock options granted to employees during fiscal year 2006, 2007, 2008, the thirty-nine weeks ended November 1, 2008 and October 31, 2009, was $0.02, $0.38, $0.43, $0.43 and $6.16, respectively.

We have granted to our employees and non-employees options to purchase our common stock at exercise prices greater than or equal to the fair value of the underlying stock at the time of each grant based upon the most recent valuation.

The following table sets forth all stock option grants since the beginning of fiscal year 2006:

			Common
			Stock Fair
	Number of	Exercise	Value per	Effective
	Options	Price per	Share at	Valuation	Vesting Period
Grant Date	Granted	Share	Grant Date	Date	(Years)

August 1, 2006	120,000	$0.006	$0.005	August 1, 2006	5
August 1, 2006	344,500	$0.005	$0.005	August 1, 2006	5
January 27, 2007	80,000	$0.310	$0.310	January 27, 2007	5
May 8, 2007	12,500	$0.310	$0.310	January 27, 2007	5
June 11, 2007	5,000	$0.310	$0.310	January 27, 2007	5
August 1, 2007	5,000	$1.79	$1.79	August 4, 2007	5
January 4, 2008	374,500	$8.00	$1.79	August 4, 2007	3.5
February 4, 2008	4,000	$8.00	$1.79	August 4, 2007	4
June 16, 2008	115,000	$8.00	$1.79	August 4, 2007	4
October 1, 2008	7,500	$8.00	$2.80	August 2, 2008	4
February 2, 2009	36,000	$8.00	$2.80	August 2, 2008	4
March 10, 2009	7,500	$8.00	$2.80	August 2, 2008	4
July 24, 2009	326,500	$11.80	$11.80	August 1, 2009	4
August 21, 2009	42,480	$11.80	$11.80	August 1, 2009	4

During the fourth quarter of fiscal year 2009, we granted to our employees and non-employees an aggregate of 41,000 options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant.

Given the absence of an active market prior to our initial public offering in November 2009, we performed a valuation of our common stock at least annually. We set the exercise price of all stock options granted at or above the result of the most recent valuation. The valuation is dependent upon objective and subjective factors, including:

•	impact from, and stage or recovery from, our 2001 bankruptcy;

•	negative equity from the time of our 2003 emergence from bankruptcy until July 2007;

•	the February 2006 buyback of debt and approximately 5% of our equity at a price of 96% of the face value of the debt;

•	stage of development and growth of our net sales, both enterprise and same store, and number of stores;

•	budgets and forecasts of our financial performance, including our historical success in meeting those budgets;

•	comparative benchmarking of our financial results with those of our industry peer group;

•	the continued expansion of the depth and quality of the management team;

•	material events that could result in increased valuation of our common stock;

•	material risks affecting our business; and

•	the lack of marketability of our common stock.

Our common stock valuations utilized methodologies consistent with the recommendations of the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series, Valuation of Privately-Held Company Equity Securities Issued as Compensation. In light of advancements in our stage of development and growth, we determined it was appropriate for the cash flow estimates used to value our common stock be based on the relative likelihood of occurrence that we would follow one of four possible future scenarios:

•	continue to operate as a private company;

•	complete a strategic merger or sale;

•	complete an initial public offering; or

•	liquidate our assets upon failure and dissolve.

The estimated fair value of our common stock under each scenario was in turn affected by the use of certain assumptions and valuation methodologies. We assessed the relative likelihood and occurrence of the future scenarios as of the dates options were granted.

For the options granted subsequent to August 1, 2006, we determined that the undertaking of an initial public offering was the most likely event, the likelihood of a strategic merger or sale being a less likely event, the likelihood of continuing to operate as a private company even less likely and the likelihood of liquidating our assets upon failure and dissolution having no likelihood. For all options granted subsequent to August 1, 2007, we assessed the relative likelihood of a strategic merger or sale, or of continuing to operate as a private company as being a less likely event, and the likelihood of liquidating our assets upon failure and dissolution as having no likelihood.

The first step in the valuation process involved estimating the enterprise value of our firm. Based on our stage of development, our operating history and the reliability with which we can forecast future performance at the dates options were granted. We used a market approach and an income approach, as detailed in the AICPA guidelines.

In the market approach, we developed a list of comparable companies and valuation multiples based on those comparable companies’ historical and pro forma financial statements and stock prices, including multiples and ratios such as revenue, earnings before interest and taxes, or EBIT, earnings before interest, taxes, depreciation and amortization, or EBITDA, net income and/or tangible book value. We then applied these multiples to our financial performance to determine our estimated enterprise value. A second technique considered under the market approach involved developing a list of comparable merger and acquisition transactions and applying the observed exit multiples to our financial performance to determine our enterprise value.

The comparable companies considered in the market valuation multiples have historically included retail apparel and accessory companies that focus on teen and young adults, with lower price points, comparable distribution methods and other characteristics that make those companies alternative investment opportunities. Based on the significant historical growth we have experienced and the forecasted growth we are expecting, the list of comparable companies considered in our valuation as of August 1, 2009 was expanded to include other high growth apparel retailers with higher price points, and some with different distribution and supply chain systems that focus on a broader demographic group, because we now consider ourselves a reasonable investment alternative to those companies.

Similarly, the degree of growth that we have achieved and are forecasting to achieve impacts the decision regarding whether to rely on comparable historical or forecasted earnings multiples. For our August 2, 2008 and earlier valuations, based on our operating history, proximity to having emerged from bankruptcy in 2003, and our stage of growth, only historical earnings multiples were used in our valuations. Based on a consideration of the following factors, both historical and forecasted EBITDA multiples were used to value our common stock as of August 1, 2009:

•	our discernible, demonstrated history of successfully meeting or exceeding the results we forecast;

•	the importance that investors’ are placing on forecasted future earnings;

•	our belief that we were closer to an initial public offering as of the date options were granted on July 24, 2009; and

•	the expectation that a significant portion of the shares issued in our initial public offering would be purchased by institutional investors, that are expected to place weight on forecasted multiples of earnings.

The inclusion of a broader range of high growth apparel retailers in our peer group of comparable companies, and the recent relevance of using forecasted earnings multiples to value us, are key factors that have resulted in a significant increase in our value from August 2008 to August 2009.

In the income approach, we performed discounted cash flow analyses. For options granted subsequent to August 1, 2006, valuations of our total equity were performed by first estimating the value of total invested capital based on debt free cash flow, discounted to present value using estimates of a weighted average cost of capital estimate reflective of the degree of risk associated with our forecasted financial information. The value of total invested capital was then reduced by the market value of debt to estimate the value of our equity.

For options granted subsequent to August 1, 2007, the total equity was valued based on the cash flows that would be available to equity owners after anticipated borrowing and debt service was considered. This method was considered appropriate because our capital structure was expected to fluctuate from year to year.

Consistent with Concept Statement 7, “CON 7: Using Cash Flow Information and Present Value in Accounting Measurements,” issued by the FASB, we utilized the expected cash flow approach to estimate our future cash flows using forecasts of net sales and expenses, inclusive of anticipated borrowing and debt service activity as appropriate. The probability-weighted expected cash flows were estimated based on assessments of the probabilities of various cash flow scenarios that focused on the amounts and timing that cash flows were expected to be received.

The probability-weighted expected cash flows were estimated and then discounted to a present value at rates of return that reflected the degree of risk associated with our enterprise, including but not limited to, our improving demonstrated success in achieving or surpassing forecasted financial results, risks related to our target customers, competition, and ability to timely anticipate, identify and respond to changing fashion trends, customer preferences, depth of management, and both liquidity and leverage risks associated with the availability of capital for future expansion. The following estimated discount rates used on our valuations were based on the preceding market participant considerations:

Equity Rate
Valuation Date	of Return

August 1, 2006	25.1%
August 4, 2007	27.8%
August 2, 2008	26.0%
August 1, 2009	18.1%

The downward trend in the estimated rates of return used in our August 2009 valuation reflects our success in exceeding the results we forecasted, our ability to obtain and repay the debt necessary to achieve significant growth, our continued improvement in the quality and depth of our management team, and other meaningful reductions in the risks associated with investing in us. These demonstrated improvements have resulted in a significant increase in our value over the past year.

The second step in the valuation process involved applying discounts to reflect the impairment to value resulting from the lack of marketability inherent in the ownership of our common stock, where we believed it was appropriate to do so. The level of discounts were impacted by numerous factors, including historical and forecasted profitability, growth expectations, restrictions on the transferability of the shares and the estimated term before those restrictions would lapse, and the estimated holding period of the stock, which is impacted by the time period(s) from the measurement date to when an initial public offering might take place:

Discount for Lack
Valuation Date	of Marketability

August 1, 2006	10%
August 4, 2007	15%
August 2, 2008	15%
August 1, 2009	10%

Based on such valuations and other information considered by our board of directors, we determined the fair value per share of our common stock. We then recorded share-based compensation for stock option grants based on the Black-Scholes option pricing model and the adjusted fair values of our common stock.

There are significant judgments and estimates inherent in the determination of the fair values. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables and valuation multiples. For these and other reasons, the assessed fair values used to compute share-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods, assumptions and inputs for tax purposes.

We recorded share-based compensation expense for fiscal years ended February 3, 2007, February 2, 2008, January 31, 2009, the thirty-nine weeks ended November 1, 2008 and October 31, 2009 of $34,000, $34,000, $0, $169,000 and $193,000, respectively.

The total intrinsic value of outstanding options as of February 3, 2007, February 2, 2008, January 31, 2009 and October 31, 2009 was $16,000, $360,000, $2.1 million and $14.7 million, respectively.

As of January 31, 2009 and October 31, 2009, total unrecognized compensation expense related to non-vested stock options was approximately $153,000 and $2.4 million, respectively. This expense is expected to be recognized over a weighted-average period of 2.8 years and 3.1 years, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our senior secured credit facility accrues interest at the Bank of America base rate, defined at our option as the prime rate or the Eurodollar rate plus applicable margin, which ranges from 1.25% to 2.00% set quarterly dependent upon average net availability under our senior secured credit facility during the previous quarter. At October 31, 2009 the weighted-average interest rate on our borrowings was 2.51%. Based upon a sensitivity analysis at October 31, 2009, assuming average outstanding borrowings during fiscal 2009 of $23 million, a 50 basis point increase in interest rates would increase our annual interest expense by approximately $0.1 million.

BUSINESS

Our Company

rue21 is a fast growing specialty apparel retailer offering the newest fashion trends to girls and guys at value prices. We operate over 500 stores in 43 states. Our merchandise is designed to appeal to 11 to 17 year olds who aspire to be “21” and adults who want to look and feel “21”. We react quickly to market trends and our daily shipments ensure there is always new merchandise for our customers to discover. In addition, we offer our own brands, such as rue21 etc!, Carbon, tarea and rueKicks, to create merchandise excitement and differentiation in our stores. The energy in our stores and our focus on customer service, combined with our great value products, keep our customers returning to us. Through viral marketing and our interactive website, we continue to build a rueCommunity with a loyal customer base that will drive our growth into the future. The company and customer culture we have created invokes only one simple thought in the minds of most... Do you rue? I do!

We pursue a three-pronged strategy that focuses on diversification and growth. The key elements of our strategy are:

•	Diversified Product — girls, guys, rue21 etc! We offer a broad range of girls and guys apparel, accessories, footwear, jewelry and fragrances. Over the last few years, we have expanded and developed a number of product categories to complement our extensive apparel offerings, including rue21 etc!, our girls jewelry and accessories category; tarea by rue21, our intimate apparel category; Carbon, our guys apparel and accessories category; rueKicks, one of our footwear lines and a full line of fragrances for both girls and guys. While our girls apparel category currently represents the majority of our net sales, we believe the expansion of our guys apparel and accessories category presents a significant opportunity for us.

•	Flexible Real Estate — strip centers, regional malls, outlet centers. As of January 30, 2010 approximately 52% of our stores were located in strip centers, 27% in regional malls and 21% in outlet centers. Our stores are located primarily in small- and middle-market communities that we believe have been underserved by traditional specialty apparel retailers. As a result, we are often the only junior and young men’s specialty apparel retailer in such communities and face limited direct competition. In these markets, our limited competition comes from large value retailers and department stores.

•	Balanced Growth — new stores, store conversions, comparable store sales. We drive sales growth through opening new stores, converting existing stores into our new, larger rue21 etc! layout, and increasing our comparable store sales. In fiscal year 2009, we opened 88 new stores and converted 26 stores to a larger layout that includes a separate rue21 etc! store-in-store. In fiscal year 2010, we plan to open 100 new stores and convert 30 stores. We believe our merchandising initiatives and new category introductions will further enhance our comparable store sales growth.

In 2001, our President and Chief Executive Officer, Bob Fisch, joined our company and began repositioning our business by aligning our stores under one brand name, structuring our management team, honing our fashion value merchandise and refocusing our store growth strategy. At that time, we had over $60.0 million in liabilities, including $38.0 million in senior debt, coupled with a shareholder deficit of $18.5 million and a net loss for the preceding twelve months of $13.0 million. As part of our turnaround, we sought bankruptcy protection in February 2002 due to the poor financial condition of our business. We used bankruptcy protection to reorganize our operations and restructure our debt and emerged within fifteen months as a stronger company with a rationalized store base of 168 stores. Since emerging from bankruptcy, we have experienced rapid and consistent growth in net sales and net income.

We have continued to deliver strong results in recent quarters despite the difficult economic environment Our comparable store sales increases were 7.8% in fiscal year 2009 and 3.7% in fiscal year 2008. Our net sales were $525.6 million in fiscal year 2009, which represents a 34.3% increase over fiscal year 2008. We believe our compelling value proposition and trend-right merchandise have contributed to our strong operating results.

Our Competitive Strengths

We attribute our success as a specialty apparel retailer to the following competitive strengths:

•	Compelling “fashion meets value” proposition. We offer the newest fashion to girls and guys at prices lower than many other similar apparel retailers. Our broad product assortment, ranging from apparel to accessories to footwear, enables our customers to create a complete look. In addition, we provide our customers with a distinctive shopping experience in a fun-to-shop environment, further enhancing our branded value proposition.

•	Flexible, fast-fashion business model. Our merchandising model allows us to quickly identify and respond to trends and bring proven concepts and styles to our stores. Our sourcing model is designed to achieve lower cost, faster turnaround and lower inventory levels. Our vendor network consists of domestic importers and domestic suppliers. Our collaborative relationship with our vendors allows us to test small quantities of new products in select stores before broadly distributing them to our stores which, in turn, reduces markdown risk. By carrying the newest styles and regularly updating our floor sets, we provide our customers with a reason to frequently shop our stores.

•	Presence in locations with limited direct competition. We focus on small- and middle-market communities, which we define as communities with populations between 25,000 and 200,000 people, where household incomes do not typically support higher-priced retailers. As a result, we often are the only junior and young men’s specialty apparel retailer in a shopping center and face limited direct competition in these communities. We have a prominent, central location in many of our strip centers and regional malls to further drive traffic to our stores. We believe we are a highly attractive tenant and, as such, we are able to negotiate competitive and favorable lease terms and low construction costs.

•	Attractive new store economics. We operate a proven and efficient store model that delivers strong cash flow. Not only do our stores provide a distinctive shopping experience and compelling merchandise assortment, but with low store build-out costs, competitive lease terms and a low-cost operating model, our stores also generate a strong return on store investment. All of our new stores feature our rue21 etc! store-in-store layout, showcasing an expanded accessories offering. Our new stores average approximately 4,700 square feet, which is larger than our historical store layout, and pay back our investment in less than one year.

•	Distinct company and customer culture. We have a strong core culture that emanates from our employees, many of whom are high school and college students who live in the community and are rue21 customers. Through our viral marketing efforts and the support of our online rueCommunity, we bring the rue21 culture to our customer base. We believe our culture enables us to connect to our employees and customers, differentiate our in-store shopping experience and ultimately strengthen our brand image and drive customer loyalty.

•	Strong and experienced management team. Our senior management team has extensive experience across a broad range of disciplines in the specialty retail industry, including merchandising, real estate, supply chain and finance. Bob Fisch, our President and Chief Executive Officer, has more than 30 years of experience in the apparel industry. Since being named President and Chief Executive Officer, he has helped turn around our company and has overseen consistent growth in net sales and income from operations. Upon completion of this offering, our executive officers will own 8.8% of our common stock and will have options that will enable them to own, in the aggregate, up to 10.1% of our common stock.

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to increase net sales and net income. We have recently invested significant capital to build the infrastructure necessary to support our growth. This investment includes an upgrade of our distribution facility and related systems, which we completed in fiscal year 2009. The distribution facility can support approximately 1,300 stores. Key elements of our growth strategy include:

•	Increase Square Footage. We intend to drive our square footage growth by opening new stores and converting existing stores to our larger rue21 etc! layout.

Open new stores.  We believe there is a significant opportunity to expand our store base from 535 locations as of January 30, 2010 to over 1,000 stores within the next five years. We expect to open 100 stores in fiscal year 2010. Most of our new stores will be opened in strip centers and regional malls in small- and middle-market communities. We will focus our store expansion in the south, southwest and western United States.

Convert existing stores to rue21 etc! layout.  We plan to continue to convert our existing stores into our larger rue21 etc! layout, which averages approximately 4,700 square feet. This store layout allows us to offer an increased proportion of higher margin categories, such as accessories, intimate apparel, footwear and fragrances. As of January 30, 2010, more than 55% of our store base was in the rue21 etc! layout. We converted 21 stores to the rue21 etc! layout in fiscal year 2008 and 26 stores in fiscal year 2009. These conversions result in increased store profitability and generate return on investment in excess of 30% over a twelve-month period.

•	Drive Comparable Store Sales. We seek to maximize our comparable store sales by increasing the penetration of our diversified product categories, increasing our rue21 brand awareness, continuing to provide our distinctive store experience and converting existing stores to our larger rue21 etc! layout. We believe that our fashionable merchandise selections and affordable prices create more shopping excitement for our customers, increase our brand loyalty and drive sales. We believe significant opportunities exist to grow our guys apparel and accessories category, as there is limited specialty competition in guys at value prices, and our highly attractive footwear category, both of which have been recent drivers of comparable store sales. We also believe that our ability to quickly and consistently introduce the newest fashions into our stores keeps our shopping experience fresh and exciting and drives repeat customer visits.

•	Improve profit margins. We believe we have the opportunity to drive margin expansion through scale efficiencies, continued cost discipline and changes in merchandise mix. We believe our strong expected store growth will permit us to take advantage of economies of scale in sourcing and to leverage our existing infrastructure, corporate overhead and fixed costs. We are focused on reducing costs throughout our organization and believe further cost reduction opportunities exist in inventory and supply chain management. We believe the expansion of our higher margin categories, such as accessories and footwear, will increase our overall margins over time.

Our Market

According to The NPD Group Inc., a nationally recognized firm that specializes in apparel market research based upon consumer panel tracking data, retail sales of domestic apparel totaled $199.4 billion in the United States in 2008. The specialty retail distribution channel represented 30.8% of the total market, or $61.5 billion in retail sales, in 2008. Teen specialty apparel retail sales totaled $12.9 billion in 2008. The value apparel market, as defined by us, totaled $100.7 billion in 2008.

Our customers, who include both 11 to 17 year olds who aspire to be “21” and adults who want to look and feel “21,” live in small- or middle-market communities, which we define as communities with populations between 25,000 and 200,000 people. Based upon Nielsen Claritas SiteReports, an online source for United States demographics, our customers typically live in households with a median annual income of less than $50,000. We believe we appeal to our customers by providing the newest fashions at value prices and locating our stores in strip centers and regional malls in their communities.

Our Stores

As of January 30, 2010, we operated 535 stores in 516 cities in 43 states throughout the United States. Our stores are located in strip centers, regional malls and outlet centers in small- and middle-market communities. Our stores averaged net sales of approximately $946,000 and net sales per gross square foot of $235 for fiscal year 2008.

The table below indicates certain historical information regarding our stores by type of shopping center as of the fiscal year end for each of the years indicated below:

	2004	2005	2006	2007	2008	2009

Strip Centers	13	47	93	148	215	278
Regional Malls	66	72	74	90	118	146
Outlet Centers	114	110	111	114	116	111

Total Stores	193	229	278	352	449	535

Total gross square feet at end of period (in thousands)	750	896	1,095	1,148	1,949	2,390
Average gross square feet per store	3,884	3,906	3,937	4,113	4,341	4,468

The gross square footage of new stores opened in fiscal years 2008 and 2009 averaged approximately 4,700 square feet, which is larger than our historical store base and features a separate store-in-store for our rue21 etc! girls jewelry and accessories category. We have an ongoing strategy to convert our existing store base into the larger rue21 etc! layout which frequently involves relocating our stores. As a result, we have worked with our landlords to either convert or relocate our existing stores to attractively priced new locations, either in the same shopping center or in shopping centers in close proximity to the existing store, that would allow us to prominently showcase all of our product lines in a compelling store layout. In fiscal year 2009, we converted 26 stores to our rue21 etc! layout.

Store Locations

The following store list shows the number of stores operated in each state as of January 30, 2010:

Total
Number of
State	Stores

Alabama	27
Arizona	13
Arkansas	8
California	17
Colorado	7
Connecticut	1
Delaware	1
Florida	21
Georgia	37
Illinois	16
Indiana	14
Iowa	7
Kansas	4
Kentucky	8
Louisiana	22
Maine	1
Maryland	6
Massachusetts	3
Michigan	14
Minnesota	4
Mississippi	19
Missouri	14
Nebraska	2
Nevada	4
New Hampshire	2
New Jersey	3
New Mexico	7
New York	13
North Carolina	34
Ohio	14
Oklahoma	14
Oregon	4
Pennsylvania	24
South Carolina	16
Tennessee	23
Texas	69
Utah	10
Vermont	1
Virginia	11
Washington	4
West Virginia	7
Wisconsin	8
Wyoming	1

Total	535

Distinctive Store Experience

Our stores are designed by our in-house team in partnership with architectural consultants with the goal of creating an exciting and inviting atmosphere for girls and guys to shop and socialize. Our stores feature colorful displays showcasing the latest styles and trends, themed dressing rooms and top-40 music. Girls and guys apparel is located in separate areas with trend walls displaying the newest fashions. In our larger rue21 etc! layout stores, we feature our rue21 etc! accessories in the center of our stores, along with denim and fragrance bars and rueKicks displays. We believe that the fun and playful atmosphere in our stores contributes to the overall shopping experience.

Each of our stores is typically led by a manager, a full-time assistant manager and two part-time assistant managers. In addition, each store has eight to ten part-time sales associates, depending on store volume, many of whom are young members of the community who represent the rue21 demographic and carry the rueCulture not only inside the store, but also in their schools and communities.

Store Growth and Store Conversions

Our in-house real estate team works along with our brokerage network to negotiate the leases, lease renewals, and construction costs of every site. We lease all of our stores and determine store locations based on several factors, including geographic location, demographic information and proximity to other value retailers including Walmart, Target and Kohl’s. Additionally, we analyze factors such as performance of a particular shopping center, the quality and nature of existing shopping center tenants and the configuration of the space and the lease terms being offered. We have prominent positioning in many of our strip center and regional mall locations as well as a highly visible façade.

In fiscal year 2009, we opened 88 new stores. We plan to open a total of 100 new stores in fiscal year 2010. We expect our store base to grow from 535 stores today to more than 1,000 stores within the next five years. Our new store operating model assumes an average store size of 4,700 square feet that has historically achieved sales per store of $900,000 to $1.1 million in the first twelve months. Our average net investment to open a new store is approximately $160,000, which includes $120,000 of average build-out costs, net of landlord contributions, and $40,000 of initial inventory, net of payables. This operating model results in an average pretax cash return on investment in excess of 100%. As a result, our stores pay back our investment in less than one year.

Our new store strategy is primarily focused on expanding our strip center presence, particularly in single anchor centers. We also see an opportunity to increase our footprint within regional malls, particularly in the small- and middle-markets communities, and to a more limited extent in outlet centers.

Converting existing stores to our larger rue21 etc! layout remains central to our growth strategy. As of January 30, 2010, 314 of our 535 stores were in the rue21 etc! layout. We have plans to continue to convert additional stores within the next five years to the larger rue 21 etc! layout as opportunities to do so become available. We have plans to convert 30 stores to the rue21 etc! layout in fiscal year 2010.

The table below highlights certain information regarding our new stores opened and existing stores converted to the rue21 etc! layout as of the fiscal year end for each of the fiscal years indicated:

	2004	2005	2006	2007	2008	2009

Stores at beginning of period	175	193	229	278	352	449
Stores opened during period(1)	21	42	56	74	99	88
Stores closed during period	3	6	7	—	(2)	(2)

Stores at end of period	193	229	278	352	449	535
Store conversions during the period	10	6	18	20	21	26

(1)	Stores opened during period does not include existing stores that have been converted.

rueCulture and rueCommunity

A key component to our ongoing success has been our ability to preserve and continue to build our deep-rooted corporate and customer culture. The passion and commitment fostered by rueCulture enables us to connect with our employees and customers, to differentiate our customers’ shopping experience and to ultimately drive our growth and profitability.

Customer Connection

We create a fun and exciting fashion destination for our customers both in the store, through our themed dressing rooms and our top-40 music selection, and on the internet via our website, the rueCommunity blog and other social networking sites such as Facebook, MySpace, Twitter and YouTube. We consult a panel of teen advisors who regularly provide us with feedback on products and trends. By carrying the newest styles and regularly updating floor sets, we encourage our customers to shop our stores frequently. Our store associates share the rue21 excitement and deliver a memorable, high energy in-store experience to our customers. Our stores have become a community destination of choice where customers can meet and socialize with friends.

Associate Development

rueCulture emphasizes exceptional people, and we believe that the passion and commitment of our managers, assistant managers and sales associates are key to our past and future success. We are intensely focused on fostering the talents of our employees, and are committed to providing sales associates and managers with career advancement opportunities. We endeavor to promote a large portion of store managers and district managers from within our company. We emphasize clear communication throughout the company, and routinely hold store manager conference calls and store level, district, and regional management meetings to keep our employees focused, informed and involved. In addition, we provide continuing education and training through our Management Advancement Development training program and our “rueniversity” assistant manager training program, which promote building effective management skills and reinforce the rueCulture.

Our Products and Brands

We offer a complete assortment of fashion apparel and accessories for girls and guys, including graphic t-shirts, denim, dresses, shirts, hoodies, belts, jewelry, handbags, footwear, intimate apparel and other accessories. We seek to identify the most current fashion trends in the market and utilize our product and sourcing teams to quickly introduce these fashions to our stores. Our strategy is to price our fashion merchandise lower than most other similar apparel retailers, with most of our products priced below $35. The prices for each of our products typically range from $7.99 to $39.99 for our girls and guys apparel, $1.99 to $19.99 for our accessories, $14.99 to $29.99 for our footwear and $9.99 for our fragrances.

The table below indicates our product mix as a percentage of our net sales derived from our product categories, based on our internal merchandising system, as of the fiscal year end for each of the years indicated below.

	2006	2007	2008	2009

Girls apparel	60.9%	61.6%	58.3%	56.7%
Girls accessories	21.4	21.9	23.5	24.3
Guys apparel and accessories	17.7	16.5	18.2	19.0

Total	100%	100.0%	100.0%	100.0%

We believe that we have an opportunity to increase sales in our guys apparel and accessories category because there are few value retailers who offer similarly priced fashion apparel for young men. Currently, we offer more girls apparel and girls accessories than guys apparel and accessories. Our product mix may change based on the growth rate of each product category, although an increase in net sales in one of our product categories may not necessarily decrease net sales in our other product categories. Our diversified product assortment allows us to benefit from increased sales in all categories.

All our brands are sold exclusively through our own stores. An overview of our key brands is as follows:

Brand	Year Introduced	Category

	1999	Girls apparel, including graphic t-shirts, fashion tops, dresses, denim and outerwear

	2006	Girls accessories, including jewelry, handbags, wallets, belts, sunglasses and scarves

	2005	Guys apparel and accessories, including graphic t-shirts, denim, shirts, outerwear and accessories

	2007	Girls intimate apparel, including lingerie sets, bras, underwear, sleepwear and loungewear

	2009	Girls and guys footwear

	2004 - 2009	Girls fragrances and guys colognes

Merchandising and Sourcing

Our flexible, fast fashion model allows us to quickly identify and respond to trends and bring the newest, tested concepts and styles to our stores. We strive to offer a compelling product selection for our customers by regularly editing our merchandise assortment to reflect key fashion trends and by shipping daily deliveries of new merchandise to our stores.

Merchandising

We maintain a separate merchandising team for each of the three principal categories of our business — girls apparel, girls accessories and guys apparel and accessories. Our merchandise directors, with the support of our product development and visual teams, coordinate color and trends across the product categories to ensure brand consistency. We utilize fashion and color services, trade shows, vendors, retail shopping and social networking to identify the merchandise that meets the demands of our customers. Our merchandising team schedules weekly trend meetings to review the information gathered and determine the trends to incorporate into our product offerings. We order our product assortments after careful review and consideration of the volumes required by each of our stores. We frequently test our new products in a limited number of our stores before broadly distributing to the rest of our stores.

Sourcing

We do not own or operate any manufacturing facilities. We purchase all of our merchandise from a network of third-party vendors. Our vendor network currently consists of approximately 370 domestic importers and domestic suppliers. During the last twelve months, we sourced approximately 70% of our merchandise from our top thirty vendors, with no single vendor accounting for more than 8% of our merchandise. We believe our lack of dependence on any one vendor enhances our flexibility and minimizes product risk. In addition, we believe our long-term relationships with many of our vendors enable us to benefit from quick deliveries as well as very competitive pricing.

A majority of our products are manufactured in China and India at lead times of less than 90 days. Our vendors are responsible for importing products. We do not directly import any of our products. A small portion of our merchandise is manufactured domestically, with lead times as short as seven days to eight weeks. This maximizes our speed to market on key fashion items.

Although we typically transact business on an order-by-order basis, all of our vendors are required to sign our vendor agreement that incorporates a comprehensive vendor compliance manual. The vendor compliance manual details our packing, shipping and production requirements, as well as our legal requirements, professional and ethical standards and payment terms. Each purchase order also incorporates and references these requirements, standards and terms. The purchase orders, vendor agreement and vendor compliance manual all are designed to ensure that our vendors operate in compliance with all applicable rules and regulations, including labor, customs and consumer protection laws. We do not control or audit the vendors that produce the merchandise we sell. We do reserve the right to conduct random testing of products and use a third party resource to conduct such random testing on designated categories of items to further address our concern for customer safety.

Our national freight consolidator ships to our distribution facility from both the west coast and east coast and ships to our distribution facility in Weirton, West Virginia.

Marketing and Advertising

We believe that girls and guys rely heavily on the opinions of their peers, often expressed through social media, websites and blogs, to determine whether a retailer is relevant to them. As a result, we do not depend on conventional advertising, but instead employ a viral approach to marketing that is designed to capture the interest of our customers and drive them into our stores. For example, product knowledge, trend statements and fashion blogs are posted daily through Facebook, MySpace, Twitter and YouTube. Our rue21.com website reinforces our brand image and allows us to reach our customers in a fun and interactive environment. Website promotions and contests are an added incentive to motivate teens to share their voice. In addition, email campaigning is used to send “e-blasts” on a regular basis to customers who have provided their email addresses to us though our website or in-store collection processes. The “e-blasts” highlight key trends, new products and promotional events to drive our customer back to our stores.

In addition to using our website and social networking to promote our brand image, we employ a community-based marketing approach to building brand awareness and customer loyalty. We often initiate marketing efforts in concert with the local shopping center management in advance of opening our stores. At a store level, we reinforce our brands through in-store signage, events, and product labeling.

Our coupon programs encourage repeat business from our customers. We have built an extensive coupon program, which is strategically planned during select time periods during the year to maximize sales, traffic and customer loyalty. During an event, coupons are distributed in stores to our customers to generate repeat traffic as well as provide us with information as to customer spending, shopping patterns and habits.

Hiring the right people is a brand building tool in and of itself. We seek to hire a diverse, energetic, enthusiastic, trendy, passionate and knowledgeable group of individuals to be a part of our team. We promote individuality by welcoming diversity, keeping an open mind, and valuing different points of view.

Distribution

We distribute all of our merchandise from an 189,600 square foot distribution and office facility located in Weirton, West Virginia. Substantially all merchandise arrives at our distribution facility pre-ticketed by our vendors, which allows for a quick turn around time and reduced internal labor. In general, the merchandise is received, sorted by stock keeping unit, or SKU, based upon class, vendor and style, and packed in to shipments for each store based on a predetermined allocation plan. The distribution facility then uses an automated sorting system for separating shipments by store. Merchandise is shipped to our stores daily via a third-party delivery service to ensure a steady flow of new products to our stores. We completed the process of upgrading our distribution facility and related systems during fiscal 2009. The distribution facility can support approximately 1,300 stores.

Management Information Systems

Our management information systems provide a full range of business process support and information to our store, merchandising, financial and real estate business teams. We believe the combination of our business processes and systems provide us with improved operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business. These applications operate on vendor supported NCR registers, IBM and Dell servers, and operate on Epicor/CRS software for store point of sale and loss prevention, Island Pacific software for merchandising, allocation, inventory and warehouse management, and Lawson software for accounting and financial reporting.

Using a high-speed, broadband network, which we anticipate will be operational in all of our stores by the end of fiscal year 2009, we will have the ability to communicate to our stores continuously, change POS promotional pricing daily and update each store’s SKU level inventory that is updated daily in our inventory management system.

Competition

We believe rue21 is specialized in its ability to operate successfully in many different types of markets, including small or middle markets where there is limited direct competition. Small markets, which we define as communities with populations of less than 50,000 people, provide us with the ability to have a prominent location within the community. Typically, no other junior and young men’s specialty apparel retailer operates in these markets and our principal competitors are large value retailers. Even in middle markets, which we define as communities with populations between 50,000 and 200,000 people, we typically face limited direct competition from other junior and young men’s specialty apparel retailers. Although large value retailers, including Walmart, Target and Kohl’s, sell merchandise at comparable price points, our store format and in-store shopping experience is distinctive, with an exciting and inviting atmosphere offering trend-right fashions and our exclusive brands. Large value retailers may only have a small part of their store and total product selection dedicated to apparel and accessories. Department stores, including Dillard’s and JC Penney, or other junior retailers may be located in regional malls or outlet centers in small to middle markets; however we believe that we have been successful competing in these markets against all types of competition based on our product assortment, exclusive brands, ability to respond to changing trends, and our distinctive combination of fashion and value. Although we feel we have many competitive strengths, we recognize that we face some competitive challenges in small to middle markets, including the fact that large value retailers, department stores and some junior retail stores have substantially greater name recognition, as well as financial, marketing, and other resources, and devote greater resources to the marketing and sale of their products than we do. We believe that we benefit from the traffic that large value retailers generate in a shopping center, and often seek to place ourselves in close proximity to large value retailers.

The junior and young men’s specialty apparel landscape is highly competitive in large markets, which we define as communities with populations in excess of 200,000 people. We believe we are able to operate successfully in these markets given our distinctive combination of fashion and value. In large markets, we tend to position ourselves adjacent to other value retailers in strip centers or outlet centers. This provides the possibility of significant customer traffic and increased potential for sales, as most junior and young men’s specialty apparel retailers, including Aéropostale, American Eagle Outfitters, Charlotte Russe, Forever 21, the Gap, J. Crew, Metropark, Old Navy and Wet Seal, choose to position themselves in the more dominant regional malls. We recognize that some of the specialty apparel retailers with whom we compete also successfully offer a personalized shopping experience that could appeal to our target customers and that existing and new competitors may seek to emulate facets of our business strategy and in-store experience. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

Intellectual Property

We have registered numerous trademarks, trade names and logos with the United States Patent and Trademark Office, including rue21 and rue21 etc!, Carbon, Carbon Black, the CJ logo design, and tarea by rue21. We also own trademark registrations for the names of our fragrances, including rue by rue21, revert eco, CJ Black, sparkle rue21, Pink Ice rue21 and MetroBlack rue21. In addition we own domain names, including www.rue21.com, for our primary trademarks and own unregistered copyright rights in our website content. We also rely on a variety of intellectual property rights that we license from third parties. We expect to continually grow our merchandise assortment and strengthen our brands, and we will continue to file new applications as appropriate to protect our intellectual property rights.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We use a combination of insurance and self-insurance for a number of risk management activities including workers’ compensation, general liability, automobile liability, and employee-related health care benefits, a portion of which is paid by the employees. We believe that we have adequately reserved for our self-insurance liability. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of January 30, 2010, we had 5,765 employees of which 4,101 were part-time employees. Of this total number, 205 employees were based at our corporate headquarters, 135 employees were employed at our distribution facility, 77 managers were employed in the field, 1,992 managers and assistant managers and 3,356 sales associates were located in our stores. None of our employees is represented by a union and we have had no labor-related work stoppages. Our rueCulture emphasizes teamwork and the belief that everyone can make a difference. The value we place on our employees is one of the keys to our success, and as a result we believe our relationship with our employees is strong.

Seasonality

Our business is seasonal and, historically, we have realized a higher portion of our net sales, net income and operating cash flows in the second and fourth fiscal quarters, attributable to the impact of the summer selling season and the holiday selling season. As a result, our working capital requirements fluctuate during the year, increasing in mid-summer in anticipation of the fourth fiscal quarter. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling times such as school holidays, Easter and regional fluctuations in the calendar during the back-to-school selling season.

Legal Proceedings

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or on our operations.

Properties

We do not own any real property. Our principal executive office is located in Warrendale, Pennsylvania and is leased under a lease agreement expiring in 2017, with an option to renew for an additional five-year term. The 53,035 square foot space includes two state-of-the-art simulated stores that provide a forum for planning, visual and marketing concepts prior to their execution in our stores. We also lease office space in New York City at 1071 Sixth Avenue under a lease agreement that expires at the end of 2013.

Our 189,600 square foot distribution facility is located in Weirton, West Virginia. Our distribution facility is leased under a lease agreement expiring in 2011, with options to renew for two additional five-year terms. We have completed an upgrade of our distribution facility and related systems. The distribution facility can support approximately 1,300 stores.

As of January 30, 2010, we operated 535 stores in 516 cities in 43 states. All of our stores are leased from third parties and the leases typically have terms of five years with options to renew for additional five-year periods thereafter. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

We believe that our facilities are generally adequate for current and anticipated future use, although we may from time to time lease new facilities or vacate existing facilities as our operations require.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and a description of the business experience of each of our executive officers, directors and other key employees as of January 30, 2010.

Name	Age	Position

Robert N. Fisch	60	President, Chief Executive Officer and Chairman
Kim A. Reynolds	52	Senior Vice President and General Merchandise Manager
Keith A. McDonough	51	Senior Vice President and Chief Financial Officer
John P. Bugnar	61	Senior Vice President and Director of Stores
Michael A. Holland	45	Senior Vice President of Information Technology
Mark K. J. Chrystal	37	Senior Vice President of Planning and Allocation
Robert R. Thomson	51	Senior Vice President of Real Estate
John F. Megrue Jr	51	Director
Alex S. Pellegrini	34	Director
Douglas E. Coltharp	48	Director
Arnold S. Barron	62	Director

Executive Officers

Robert N. Fisch has served as our President and Chief Executive Officer and Chairman of our board of directors since June 2001. From February 1987 to December 1999, he served as president of Casual Corner Group, Inc. Since June 2004, Mr. Fisch has served as director at The Children’s Place Retail Stores, Inc. and currently serves on its audit committee and compensation committee.

Kim A. Reynolds has served as our Senior Vice President and General Merchandise Manager since July 2001. From March 1987 to November 1999, she served as general merchandising manager of Casual Corner Group, Inc.

Keith A. McDonough has served as our Chief Financial Officer since May 2003. From February 1990 to March 2001, Mr. McDonough served as senior vice president of finance and chief operating officer at Iron Age Corp. From March 2001 to December 2002, he served as chief operating officer at Iron Age Corp.

John P. Bugnar has served as our Senior Vice President and Director of Stores since September 2001. From December 1997 to September 2001, he served as vice president at Jones Apparel Group, Inc./Jones Retail Corporation.

Michael A. Holland has served as our Senior Vice President of Information Technology since April 2004. From January 1995 to March 2004, he served as senior director of information technology at the Timberland Company.

Mark K.J. Chrystal has served as our Senior Vice President of Planning and Allocation since June 2008. From April 2007 to June 2008, Mr. Chrystal served as vice president of allocation, replenishment and planning for American Eagle Outfitters. From September 2004 to April 2007, he served as vice president of planning and allocation at The Disney Store, Inc.

Robert R. Thomson has served as our Senior Vice President of Real Estate since January 2007. From June 2000 to January 2007, Mr. Thomson served as vice president of real estate and construction at Brookstone Corporation. From April 1995 to June 2000, he served as the director of real estate at The Stride Rite Corporation.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Directors

John F. Megrue Jr. has served as a member of our board of directors since July 1998. Since November 2006, Mr. Megrue has served as chief executive officer of Apax Partners in the United States. From April 2005 to November 2006, he served as co-chief executive officer of Apax Partners, L.P. From May 1992 to April 2005, he served as a partner of Saunders Karp & Megrue, LLC. Mr. Megrue also serves as a member of the board of directors of Bob’s Discount Furniture, L.L.C., Tommy Hilfiger Corporation and MagnaCare Holdings, Inc. and has previously served as a member of the board of directors of Dollar Tree, Inc., The Children’s Place Retail Stores, Inc. and Hibbett Sports, Inc.

Alex Pellegrini has served as a member of our board of director since September 2009. Since January 2009, Mr. Pellegrini has served as a partner of Apax Partners, L.P. From April 2005 to December 2008, he served as a principal at Apax Partners, L.P. From August 2000 to April 2005, he served as an investment professional of Saunders Karp & Megrue, LLC. Mr. Pellegrini also serves as a member of the board of directors of MagnaCare Holdings, Inc. and Spectrum Laboratory Holdings.

Douglas E. Coltharp has served as a member of our board of directors since November 2009. Since May 2007, Mr. Coltharp has served as a partner at Arlington Capital Advisors, LLC and Arlington Investment Partners. From November 1996 to May 2007, Mr. Coltharp served as executive vice president and chief financial officer of Saks Incorporated and its predecessor organization. Mr. Coltharp also serves as a member of the board of directors of Under Armour, Inc. and Ares Capital Corporation.

Arnold S. Barron has served as a member of our board of directors since November 2009. Since his retirement in January 2009, Mr. Barron has been a private investor. From 1979 to January 2009, Mr. Barron served in various roles with the TJX Companies, including executive vice president, chief operating officer of the MarMaxx Group. Mr. Barron also serves as a member of the board of directors of Dollar Tree, Inc.

Corporate Governance

Controlled Company

We have availed ourselves of the controlled company exemption under the corporate governance rules of The NASDAQ Stock Market. Although we have a majority of independent directors on our board of directors, we do not have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors as defined under the rules of The NASDAQ Stock Market. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and The NASDAQ Stock Market, which require that our audit committee be composed of at least three members, each of whom must be independent within one year of the date of listing our common stock on The NASDAQ Global Select Market.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our amended and restated bylaws provide that our board of directors will be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Our board of directors is currently comprised of five directors. Our board of directors has determined that Messrs. Megrue, Pellegrini, Coltharp and Barron are independent as defined under the corporate governance rules of The NASDAQ Stock Market. In making that determination, our board of directors affirmatively determined that, in the opinion of our board of directors, neither Messrs. Megrue nor Pellegrini, who are affiliated with Apax Partners, a significant stockholder, have any relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The directors will have discretion to increase or decrease the size of the board of directors.

Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Mr. Barron and Mr. Fisch serve as Class I directors with an initial term expiring in 2010. Mr. Barron was appointed by our board of directors to fill a vacant directorship by vote of a majority of the remaining members of our board of directors. Mr. Pellegrini and Mr. Coltharp serve as Class II directors, with an initial term expiring in 2011. Mr. Megrue serves as a Class III director with an initial term expiring in 2012.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Coltharp, Barron, and Pellegrini, with Mr. Coltharp serving as chair of the audit committee. Our audit committee will have responsibility for, among other things:

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement.

The SEC and The NASDAQ Stock Market rules require us to have one independent audit committee member upon the listing of our common stock on The NASDAQ Global Select Market, a majority of independent directors within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing. Our board of directors has affirmatively determined that Mr. Coltharp and Mr. Barron meet the definition of “independent directors” for purposes of serving on an audit committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with these independence requirements within the time periods specified. Our board of directors has also determined that Mr. Pellegrini does not meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act because he is deemed an affiliated person of the company based upon his association with Apax Partners, a significant stockholder. However, Mr. Pellegrini is deemed to be independent under the general corporate governance rules of The NASDAQ Stock Market. In addition, Mr. Coltharp qualifies as our “audit committee financial expert.”

Our board of directors has adopted a written charter for our audit committee, which is available on our corporate website at www.rue21.com.

Compensation Committee

Our compensation committee consists of Messrs. Megrue, Fisch and Pellegrini. Mr. Megrue is the chairperson of our compensation committee. The compensation committee will be responsible for, among other things:

•	reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

•	determining the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administrating, reviewing and making recommendations with respect to our equity compensation plans.

We had one independent compensation committee member upon the listing of our common stock on The NASDAQ Global Select Market and we currently have a majority of independent directors. We are required to have a compensation committee that is composed entirely of independent directors within one year from the date we cease to be a controlled company. Our board of directors has affirmatively determined that Messrs. Megrue and Pellegrini meet the definition of “independent directors” for purposes of serving on a compensation committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with the independence requirement within the time period specified.

Our board of directors has adopted a written charter for our compensation committee, which is available on our corporate website at www.rue21.com.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Coltharp, Pellegrini and Fisch and Mr. Coltharp is the chairperson of this committee.

The corporate governance and nominating committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

We had one independent corporate governance and nominating committee member upon the listing of our common stock on The NASDAQ Global Select Market and we currently have a majority of independent directors. We are required to have a corporate governance and nominating committee that is composed entirely of independent directors within one year from the date we cease to be a controlled company. Our board of directors has affirmatively determined that Messrs. Coltharp and Pellegrini meet the definition of independent directors for purposes of serving on a corporate governance and nominating committee under applicable SEC and The NASDAQ Stock Market rules, and we intend to comply with the independence requirement within the time period specified.

Our board of directors has adopted a written charter for our corporate governance and nominating committee, which is available on our corporate website at www.rue21.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.rue21.com. We expect that any amendments to such code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Prior to our initial public offering, members of our board of directors did not receive compensation for their services as directors, except for the reimbursement of reasonable and documented costs and expenses incurred by directors in connection with attending any meetings of the board of directors or any committee thereof. Apax Partners L.P., of which Mr. Megrue is chief executive officer and Mr. Pellegrini is a partner, has received fees from us pursuant to a letter agreement for financial advisory services performed by Apax Partners. See “Certain Relationships and Related Party Transactions—Agreement with Apax Partners.”

We did not pay any compensation to members of our board of directors during 2008 because all of our directors were either employees of our company or affiliated with Apax Partners, our largest stockholder.

Our executive officers who are members of our board of directors and the directors who continue to provide services to, or are affiliated with, Apax Partners or funds advised by Apax Partners do not receive compensation from us for their service on our board of directors. Accordingly, Messrs. Fisch, Megrue and Pellegrini do not receive compensation from us for their service on our board of directors. Only those directors who are considered independent directors under the corporate governance rules of The NASDAQ Stock Market and are not affiliated with Apax Partners or funds advised by Apax Partners are eligible to receive compensation from us for their service on our board of directors. Messrs. Coltharp and Barron and all other non-employee directors not affiliated with Apax Partners or funds affiliated with Apax Partners will be paid quarterly in arrears:

•	a base annual retainer of $50,000 in cash;

•	an additional annual retainer of $20,000 in cash to the chair of the audit committee; and

•	an additional annual retainer of $10,000 in cash to each of the chairs of the compensation committee and the corporate governance and nominating committee.

In addition, upon initial election to our board of directors, each non-employee director not affiliated with Apax Partners or funds advised by Apax Partners will receive an option grant of 12,500 shares of our common stock. For each year of continued service thereafter, each non-employee director not affiliated with Apax Partners or funds advised by Apax Partners will receive an annual option grant of 5,000 shares. Each grant will be subject to the same terms as those of our employees as described in the 2009 Omnibus Incentive Plan narrative. See “Executive Compensation—2009 Omnibus Incentive Plan.” We will also reimburse directors for reasonable expenses incurred to attend meetings of our board of directors or committees.

The following table sets forth information regarding compensation earned by our non-employee directors during fiscal year 2009.

	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name	($)	($)(1)	($)

Arnold S. Barron	$12,500	$8,807	$21,307
Douglas E. Coltharp	$20,000	$9,210	$29,210
John F. Megrue	$—	$—	$—
Alex S. Pellegrini	$—	$—	$—

(1)	During fiscal year 2009, Messrs. Barron and Coltharp each received a grant of 12,500 options to purchase common stock. The options to purchase common stock vest in four equal annual installments beginning on the first anniversary of the date of grant. The amounts shown represent expense recognized by us in fiscal year 2009, determined in accordance with the provisions of Accounting Standards Codification 718 Compensation—Stock Compensation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2009, our named executive officers, were:

•	Robert N. Fisch, President and Chief Executive Officer;

•	Kim A. Reynolds, Senior Vice President and General Merchandise Manager;

•	Keith A. McDonough, Senior Vice President and Chief Financial Officer;

•	John P. Bugnar, Senior Vice President and Director of Stores; and

•	Mark K. J. Chrystal, Senior Vice President of Allocation and Planning.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to our initial public offering, we were a privately-held company with a relatively small number of stockholders, including our principal investors and funds advised by Apax Partners. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2009, have been the product of informal discussions between our President and Chief Executive Officer and our board of directors.

Compensation Philosophy and Objectives

Our compensation committee reviews and approves the compensation of our named executive officers and oversees and administers our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time we may reduce our reliance upon determinations made by our President and Chief Executive Officer and/or board of directors in favor of a more empirically-based approach that involves benchmarking against peer companies. Accordingly, the compensation paid to our named executive officers for fiscal year 2009 is not necessarily indicative of how we will compensate our named executive officers in the future.

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	ensure fairness among the executive management team by recognizing the contributions each executive officer makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

The compensation committee meets outside the presence of all of our executive officers, including our named executive officers, to consider appropriate compensation for our President and Chief Executive Officer. For all other named executive officers, the compensation committee meets outside the presence of all executive officers except our President and Chief Executive Officer. Going forward, our President and Chief Executive Officer reviews annually each other named executive officer’s performance with the compensation committee and recommend appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations from our President and Chief Executive Officer and in consideration of the objectives described above and the principles described below, the compensation committee approves the annual compensation packages of our executive officers other than our President and Chief Executive Officer. The compensation committee also annually analyzes our President and Chief Executive Officer’s performance and determines his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance with input from any consultants engaged by the compensation committee.

Compensation amounts historically have been highly individualized, resulted from arm’s length negotiations and have been based on a variety of informal factors including, in addition to the factors listed above, our financial condition and available resources, our need for that particular position to be filled and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In addition, we informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in the retail apparel industry. This informal consideration was based on the general knowledge possessed by our President and Chief Executive Officer regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research and informal benchmarking against their personal knowledge of the competitive market. As a result, our President and Chief Executive Officer historically has typically applied his discretion to make compensation decisions and did not formally benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. Our President and Chief Executive Officer, in consultation with members of our board of directors, made compensation decisions for our executive officers and after thorough discussion of various factors, including any informal knowledge or data he may have had, set the compensation for each executive officer on an individual basis. We anticipate that our compensation committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. Our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

In April 2008, management engaged Ernst & Young LLP to advise management with their efforts to construct, from publicly available data, a peer group of companies to be used for compensation purposes in preparation for an initial public offering, provide market compensation data on the peer group companies, supplemented by survey data, as appropriate, and general market trends and developments. Management intends to use the information provided by Ernst & Young LLP and other resources and tools to develop recommendations to be presented and approved by our board of directors. Ernst & Young LLP has not recommended specific compensation amounts or the form of payment for any of our named executive officers. Management’s review and analysis of its executive compensation program is ongoing and has not been completed. Ernst & Young LLP is also our independent registered public accounting firm.

Elements of Compensation

Our current executive compensation program, which was set by our President and Chief Executive Officer in consultation with our board of directors prior to the establishment of our compensation committee, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to corporate and business segment performance;

•	periodic grants of long-term equity-based compensation, such as restricted stock or options;

•	other executive benefits and perquisites; and

•	employment agreements, which contain termination and change in control benefits.

Executive compensation includes both fixed components (base salary, benefits and executive perquisites) and variable components (annual bonus/incentive, stock option and/or restricted stock unit grants) with the heaviest weight generally placed on the variable components. Each component is linked to one or more of the strategic objectives listed above. The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company. Revisions to the fixed components of compensation occur infrequently aside from our annual salary review, which generally results in salary increases that range from 4% to 7%. Salary increases are, in part, designed to reward executives for their management activities during the year and to maintain their level of income with respect to cost of living increases.

The variable components are tied specifically to the achievement of our annual financial objectives and are designed so that above average performance is rewarded with above average rewards. Bonus levels, as a percentage of base salary, are set once the executive is hired and generally relate to his or her scope of responsibility, with revisions typically occurring upon promotions or substantial increases to the executive’s scope of responsibility. Although bonus levels, as a percentage of base salary, generally do not change, the opportunity to accelerate bonus payments to twice the target amount for any one year does exist for an executive based upon our overall financial performance. Our bonus policy is designed to align each executive’s annual goals for their respective area of responsibility with the financial goals of the entire business as set by our board of directors. The other material element to variable compensation is stock option awards. Our Amended and Restated 2003 Ownership Incentive Plan was adopted by our board of directors to award grants, usually on an annual basis, to executive officers, general management and select associates. The grants awarded over the last six years had no public market and no certain opportunity for liquidity until our initial public offering, making them inherently long-term compensation. The awards have been used to motivate executives and employees to individually and collectively build long-term shareholder value that might in the future create a liquid market opportunity. In connection with our initial public offering, we adopted the rue21, inc. 2009 Omnibus Incentive Plan, or the 2009 Plan, in November 2009.

Base Salary

The primary component of compensation of our executive officers has historically been base salary. The base salary established for each of our executive officers is intended to reflect each individual’s professional responsibilities, the skills and experience required for the job, their individual performance, business performance, labor market conditions and competitive market salary levels. Base salary is also designed to provide our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our President and Chief Executive Officer and/or board of directors determine market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in the retail apparel industry. This determination is informal and based primarily on the general knowledge of our President and Chief Executive Officer of the compensation practices within our industry.

Mr. Fisch’s employment agreement sets forth his annual salary. Effective February 1, 2009, his base salary was increased to $800,000 and, effective February 1, 2010, his base salary was increased to $875,000.

Base salaries are reviewed during the fiscal year by our President and Chief Executive Officer, and salary increases typically take effect in June of each year, unless business circumstances require otherwise. In past years, our President and Chief Executive Officer and/or board of directors reviewed the performance of all executive officers, and based on this review and any relevant informal competitive market data made available to him or them during the preceding year, through informal discussions with recruiting firms, research and informal benchmarking against our President and Chief Executive Officer and/or directors’ personal knowledge of the competitive market, set the salary level for each executive officer for the coming year. Since our initial public offering, the compensation committee has taken a more significant role in this annual review and decision-making process.

As part of our annual review process, in June 2009, our President and Chief Executive Officer approved annual merit salary increases for each of our named executive officers, except for himself. These merit increases for our named executive officers for fiscal year 2009 ranged from 4% to 8% and took into account accomplishments of each individual; for example, Mr. McDonough’s contributions to expense control and supply chain efficiencies, Ms. Reynold’s contributions to merchandise mix and increasing gross margins; Mr. Chrystal’s coordination of the distribution facility upgrade; Mr. Bugnar’s management of the operational aspects of our store growth and developing our management training programs. Ms. Reynolds’s salary increased from $330,000 to $355,000; Mr. McDonough’s salary increased from $227,000 to $242,000; Mr. Bugnar’s salary increased from $253,000 to $263,000; and Mr. Chrystal’s salary increased from $250,000 to $265,000.

Bonus

Our President and Chief Executive Officer and/or board of directors have authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate objectives linked to seasonal financial results of the Company.

On an annual basis, or at the commencement of an executive officer’s employment with us, our President and Chief Executive Officer and/or board of directors typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. Depending upon corporate performance, an executive officer may receive from 0% to 60% of his or her base salary or in the case of our President and Chief Executive Officer from 0% to 110%. In setting the percentage of base salary level, our President and Chief Executive Officer and/or board of directors set the target bonus levels (as a percentage of base salary) based upon each executive’s scope of responsibility and impact on the performance of the Company. In February 2010, our board of directors determined that our President and Chief Executive Officer may receive from 75% to 150% of his base salary, effective fiscal year 2010.

The actual bonuses awarded in any year, if any, may be more or less than the target, depending on the achievement of corporate objectives, as discussed below. In addition, our President and Chief Executive Officer and/or board of directors may adjust bonuses due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results. Since our initial public offering, the compensation committee has taken a more significant role in this annual review and decision-making process.

Each year we establish our corporate financial performance objective and target amounts with reference to achieving pre-set levels of desired financial performance, and with consideration given to our annual and long-term financial plan, as well as to macroeconomic conditions. For fiscal year 2009, the annual cash bonus was linked to achievement of Adjusted EBITDA within a range of $36.4 million to $43.5 million. We believe this corporate performance objective and the proportionate weighting assigned, as discussed below, reflected our overall company goals for fiscal year 2009, which balanced the achievement of revenue growth and improving our operating efficiency. For purposes of our cash bonus program in fiscal year 2009, Adjusted EBITDA was defined as earnings before interest, taxes, depreciation and amortization, excluding approximately $700,000 in operating expense associated with the annual fee payable to Apax Partners, L.P., share-based compensation expense, public company expenditures and a loss on the disposal of fixed assets in fiscal year 2009, which were not taken into account when setting fiscal year 2009 financial targets. Our President and Chief Executive Officer and/or board of directors determined that these unplanned costs were outside management’s control and excluded them when measuring Adjusted EBITDA achievement under the cash bonus program. For the Spring and Fall selling seasons, our actual Adjusted EBITDA, as calculated for the purpose of the annual cash bonus, was $21.9 million and $19.0 million, respectively. For the year ended January 30, 2010, our actual Adjusted EBITDA, as calculated for the purpose of the annual cash bonus, is expected to meet or exceed our maximum adjusted EBITDA target amount for the full fiscal year.

The corporate performance objective is based upon the achievement of Adjusted EBITDA targets that are set at a threshold amount, a target amount and a maximum amount for each of our Spring and Fall selling seasons and for the fiscal year by our President and Chief Executive Officer and/or board of directors. For fiscal year 2009, we defined our Spring selling season as the performance period from February 2009 through July

2009 and our Fall selling season as the performance period from July 2009 through January 2010. For fiscal year 2009, each of our Spring and Fall selling seasons carried a weight of 25% of the total bonus target amount while our annual Adjusted EBITDA target carried a weight of 50% of the total bonus target amount. The corporate performance during each of the three performance periods is compared separately to the different target amounts.

The following table sets forth the Adjusted EBITDA targets for the Spring and Fall selling seasons and the fiscal year.

	Fiscal Year	Spring Season	Fall Season
Adjusted EBITDA Amounts:	Targets	Targets	Targets

Threshold	$36.4 million	$16.3 million	$20.1 million
Target	$39.2 million	$17.5 million	$21.7 million
Maximum	$43.5 million	$19.5 million	$24.0 million

In November 2009, our President and Chief Executive Officer, in consultation with members of our board of directors, established a target bonus, expressed as a percentage of base salary, for each of our named executive officers, other than himself, with a minimum, threshold and maximum target bonus based upon the achievement of the Adjusted EBITDA target. For fiscal year 2009, Mr. Fisch’s target bonus amount was set in accordance with his employment agreement at 50%. Going forward, our board of directors will determine the actual cash bonus awarded to our President and Chief Executive Officer. In February 2010, our board of directors determined that our President and Chief Executive Officer may receive from 75% to 150% of his base salary, effective fiscal year 2010. The following table shows the target bonus pool amounts for each of our named executive officers for different levels of achievement of the Adjusted EBITDA target amounts, as shown in the table above, for each of the Spring and Fall selling seasons and the fiscal year:

111%
		93%	100%	of Adjusted
		of Adjusted	of Adjusted	EBITDA
	Below	EBITDA	EBITDA	Target or
	Threshold	Target	Target	Above

Robert N. Fisch	—	25% salary	50% salary	110% salary
Kim A. Reynolds	—	15% salary	30% salary	60% salary
Keith A. McDonough	—	12.5% salary	25% salary	50% salary
John P. Bugnar	—	12.5% salary	25% salary	50% salary
Mark K. J. Chrystal	—	12.5% salary	25% salary	50% salary

Based upon our achievement of Adjusted EBITDA as calculated under our cash bonus program, each of our named executive officers received a bonus in the amount set forth in the Summary Compensation Table below.

Long-Term Equity-Based Compensation

Our President and Chief Executive Officer and/or board of directors believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our President and Chief Executive Officer and/or board of directors believe that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of options to purchase shares of our common stock. Our President and Chief Executive Officer and/or board of directors believe stock options provide executives with a significant long-term interest in our success by rewarding the creation of stockholder value over time.

Generally, each executive officer is provided with a stock option grant when he or she joins our company based upon his or her position with us and his or her relevant prior experience. Prior to fiscal year 2008, these inducement grants generally vested over the course of five years with 20% of the shares vesting on the first anniversary of the applicable grant date and the remainder of the shares vesting annually in equal installments over the next four years, to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time. Beginning in fiscal year 2008, each of our stock option grants generally vest over the course of four years with 25% of the shares vesting on the first anniversary of the applicable grant date and the remainder of the shares vesting annually in equal installments over the next three years. In addition to stock options granted upon commencement of employment with us, our compensation committee may grant additional stock options to retain our executives and to recognize the achievement of corporate and individual goals and/or strong individual performance.

Stock options are granted with an exercise price equal to or greater than the fair value of our stock on the applicable date of grant. We determine fair value for purposes of stock option pricing based on the closing price of our common stock on The NASDAQ Global Select Market on the date of grant.

In general, stock option grants to our executive officers are determined at the discretion of our President and Chief Executive Officer in consultation with our board of directors. In addition, our President and Chief Executive Officer and/or board of directors also consider the executive officer’s current position with our company, the size of his or her total compensation package and the amount of existing vested and unvested stock options, if any, then held by the executive officer. No formal benchmarking efforts are made by our President and Chief Executive Officer and/or board of directors with respect to the size of option grants made to executive officers and, in general, the determination process is very informal. Historically, our President and Chief Executive Officer and/or board of directors has made all stock option grant decisions with respect to our executive officers, since our initial public offering, our compensation committee, subject to approval by our board of directors as deemed necessary by the compensation committee, determines the size and terms and conditions of option grants to our executive officers in accordance with the terms of the applicable plan and approves them on an individual basis.

On July 24, 2009, we approved a grant of incentive stock options to each of our named executive officers, as well as certain other executive officers. The stock options were granted in accordance with our Amended and Restated 2003 Ownership Incentive Plan, or the 2003 Plan, as follows:

	Number of Stock
	Options	Exercise Price

Robert N. Fisch	73,702	$11.80
Kim A. Reynolds	58,962	$11.80
Keith A. McDonough	29,481	$11.80
John P. Bugnar	14,740	$11.80
Mark K. J. Chrystal	14,740	$11.80

The number of shares of common stock underlying each stock option grant was determined by our President and Chief Executive Officer based upon the outstanding equity grants held both by the individual and by our executives as a group, total compensation, performance, the vesting dates of outstanding grants, tax and accounting costs, potential dilution and other factors. The exercise price of the stock options equals 100% of the fair value in accordance with the terms of the 2003 Plan. Each grant of stock options vest in four equal annual installments beginning on the first anniversary of the date of grant. The term of the options is ten years.

2009 Omnibus Incentive Plan

In November 2009, we implemented the 2009 Plan. For more information relating to our 2009 Plan, see “— 2009 Omnibus Incentive Plan.”

Our 2009 Plan allows for the grant of other forms of equity incentives in addition to stock options, such as grants of restricted stock, restricted stock units and stock appreciation rights. Our compensation committee may consider awarding such additional or alternative forms of awards to our executive officers, although no decision to use such other forms of award has yet been made.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) profit-sharing plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We also provide an automobile allowance to our executive officers and a housing allowance and the reimbursement of certain travel expenses of our President and Chief Executive Officer and his spouse.

Employment Agreements and Severance and Change in Control Benefits

We have entered into an employment agreement that contains severance benefits and change in control provisions with Mr. Fisch, our President and Chief Executive Officer, the terms of which are described under the heading “— Potential Payments Upon Termination or Change in Control.” We believe these severance and change in control benefits are essential elements of our executive compensation package and assist us in recruiting and retaining talented individuals. In addition, we may enter into an employment agreement with certain other executive officers.

Section 162(m) Compliance

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code.

Our board of directors has determined that stock options granted under our Amended and Restated 2003 Ownership Incentive Plan, or 2003 Plan, with an exercise price at least equal to the fair value of our common stock on the date of grant should be treated as “performance-based compensation.” Our board of directors believes that we should be able to continue to manage our executive compensation program for our named executive officers so as to preserve the related federal income tax deductions, although individual exceptions may occur.

2009 Summary Compensation Table

The following table sets forth certain information with respect to compensation for fiscal year 2009 and 2008 earned by, awarded to or paid to our named executive officers.

							Non-Equity
					Stock	Option	Incentive Plan	All Other
		Salary		Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)		($)	($)	($)(1)	($)(2)	($)(3)	($)

Robert N. Fisch President and Chief Executive Officer	2009	800,000		—	—	75,174	880,000	100,440	1,855,614
	2008	735,000		—	—	7,708	736,497	79,220	1,558,425
Kim A. Reynolds
Senior Vice President and General Merchandise Manager	2009	344,423		—	—	62,219	206,750	3,805	617,197
	2008	321,116	(4)	—	—	8,115	184,106	1,506	514,843
Keith A. McDonough
Senior Vice President and Chief Financial Officer	2009	235,654		—	—	31,124	117,875	2,567	387,220
	2008	220,942	(5)	—	—	4,063	105,562	2,223	332,790
John P. Bugnar
Senior Vice President and Director of Stores.	2009	258,715		—	—	16,685	129,417	14,845	419,662
	2008	248,962	(6)	—	—	3,051	118,992	11,533	382,538
Mark K. J. Chrystal
Senior Vice President of Allocation and Planning	2009	258,654		—	—	18,449	129,375	164	406,642

(1)	Reflects the aggregate dollar amounts recognized for incentive shares for financial statement reporting purposes for fiscal year 2009, disregarding any estimate of forfeitures related to service-based vesting conditions, in accordance with SFAS No. 123(R). See note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Represents amounts earned for fiscal year 2009 under our annual cash incentive program, which were paid in August 2009 or will be paid March 2010.

(3)	Includes 401(k) profit-sharing plan contributions for eligible employees, term life insurance, disability insurance, long-term care insurance and other personal benefits. The amounts included in that column include the following:

	401(k)	Term Life	Life	Automobile	Personal	Housing
Name	Match(a)	Insurance(b)	Insurance(b)	Allowance	Travel(c)	Allowance(d)

Robert N. Fisch	—	772	6,148	18,433	48,545	26,542
Kim A. Reynolds	3,392	413	—	—	—	—
Keith A. McDonough	2,154	413	—	—	—	—
John P. Bugnar	1,696	772	—	12,377	—	—
Mark K. J. Chrystal	—	164	—	—	—	—

(a)	Reflects amounts of contributions to the 401(k) profit-sharing plan for eligible employees.

(b)	Represents premiums paid by us for applicable insurance policies.

(c)	Includes commercial airfare and other travel-related expenses of our President and Chief Executive Officer and his spouse to and from our corporate headquarters.

(d)	Represents the dollar value of rent and utilities paid by us for an apartment used by Mr. Fisch when he is in Pennsylvania.

(4)	Ms. Reynolds’s salary was increased from $330,000 to $355,000 in June 2009.

(5)	Mr. McDonough’s salary was increased from $227,000 to $242,000 in June 2009.

(6)	Mr. Bugnar’s salary was increased from $253,000 to $263,000 in June 2009.

2009 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended January 31, 2010 with respect to our named executive officers.

								All Other
							All Other	Option
							Stock	Awards:
							Awards:	Number
							Number	of	Exercise or	Grant Date
	Estimated Future Payouts Under			Estimated Future Payouts Under			of Shares	Securities	Base Price	Fair Value
	Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards(1)			of Stock	Underlying	of Option	of Stock
	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	and Option
Name	($)	($)	($)	($)	($)	($)	(#)	(#)	($/sh)	Awards

Robert N. Fisch	200,000	400,000	880,000	—	—	—	—	—	—	—
Kim A. Reynolds	51,688	103,375	206,750	—	—	—	—	—	—	—
Keith A. McDonough	27,469	58,839	117,875	—	—	—	—	—	—	—
John P. Bugnar	32,354	64,709	129,417	—	—	—	—	—	—	—
Mark K. J. Chrystal	32,344	64,688	129,375	—	—	—	—	—	—	—

Outstanding Equity Awards at Fiscal Year End 2009

The following table sets forth certain information with respect to outstanding equity awards of each of our named executive officers as of January 30, 2010. The market value of the shares in the following table is the fair value of such shares as of January 30, 2010. There were no unvested stock awards outstanding at the end of fiscal year 2009.

	Option Awards
					Equity
					Incentive Plan
					Awards:
			Number of	Number of	Number of
			Securities	Securities	Securities
			Underlying	Underlying	Underlying	Option
			Unexercised	Unexercised	Unexercised	Exercise	Option
			Options (#)	Options (#)	Unearned	Price	Expiration
Name	Grant Date		Exercisable	Unexercisable	Options(#)	($)	Date

Robert N. Fisch	8/01/2005	(1)	40,000	—	—	$0.006	8/01/2015
	8/01/2006	(1)	48,000	—	—	$0.006	8/01/2016
	1/04/2008	(2)	37,500	37,500	—	$8.00	1/04/2018
	7/24/2009	(2)	—	73,702	—	$11.80	7/24/2019

Kim A. Reynolds	8/01/2005	(1)	4,000	—	—	$0.005	8/01/2015
	8/01/2006	(1)	40,000	—	—	$0.005	8/01/2016
	1/04/2008	(2)	40,000	40,000	—	$8.00	1/04/2018
	7/24/2009	(2)	—	58,962	—	$11.80	7/24/2019

Keith A. McDonough	8/01/2005	(1)	2,000	—	—	$0.005	8/01/2015
	8/01/2006	(1)	24,000	—	—	$0.005	8/01/2016
	1/04/2008	(2)	20,000	20,000	—	$8.00	1/04/2018
	7/24/2009	(2)	—	29,481	—	$11.80	7/24/2019

John P. Bugnar	8/01/2005	(1)	2,000	—	—	$0.005	8/01/2015
	8/01/2006	(1)	20,000	—	—	$0.005	8/01/2016
	1/04/2008	(2)	15,000	15,000	—	$8.00	1/04/2018
	7/24/2009	(2)	—	14,740	—	$11.80	7/24/2019

Mark K. J. Chrystal	6/16/2008		—	37,500	—	$8.00	6/16/2018
	7/24/2009		—	14,740	—	$11.80	7/24/2019

(1)	Options vest at a rate of 20% per year over five years on each anniversary date of the grant date, subject to continued employment with us.

(2)	Options vest at a rate of 25% per year over four years on each anniversary date of the grant date, subject to continued employment with us.

Options Exercised and Stock Vested

The following table sets forth certain information with respect to the vesting or exercise of stock options during the fiscal year ended January 30, 2010 with respect to our named executive officers.

	Option Awards
	Number of Shares
	Acquired on	Value Realized
	Exercise	on Exercise
Name	(#)	($)

Robert N. Fisch	128,000	1,509,632	(1)
Kim A. Reynolds	24,000	283,080	(1)
Keith A. McDonough	14,000	165,130	(1)
John P. Bugnar	116,000	1,368,220	(1)
Mark K. J. Chrystal	12,500	137,500	(2)

(1)	Based upon an estimated share value of $11.80 per share.
(2)	Based upon an estimated share value of $19.00 per share.

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our named executive officers did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would become payable under Mr. Fisch’s employment agreement if, as of January 30, 2010 his employment with us had been terminated. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. For example, in February 2010, our board of directors determined that Mr. Fisch may receive from 75% to 150% of his base salary, effective fiscal year 2010. Factors that could affect these amounts include the timing during the year of any such event.

On January 1, 2008, we entered into an employment agreement with Mr. Fisch. Under the terms of his employment agreement, Mr. Fisch is entitled to the following:

•	annual base salary of $735,000 effective February 1, 2008, which increased to $800,000 effective February 1, 2009, $875,000 effective February 1, 2010 and annually reviewed thereafter by the board of directors;

•	annual target bonus ranging from 0% of base salary with a maximum equal to 110% of base salary;

•	a stock option grant of 75,000 shares, which vests 25% annually over four years with the first vesting date occurring on August 1, 2008;

•	participation in our employee benefit programs and perquisites, including lease of an automobile, a housing allowance for an apartment near our corporate headquarters and the reimbursement of certain of his and his spouses’ travel expenses;

•	severance if his employment were terminated by us for cause or by him without good reason, equal to:

•	accrued but unpaid base salary; and

•	reimbursement of expenses and benefits to which he is entitled; and

•	severance if his employment were terminated by us without cause or by him for good reason, equal to:

•	two times his base salary in effect at termination;

•	two times his target annual cash incentive for the year of termination;

•	continuation of employee benefits for twenty-four months following termination to the extent permitted or, if not permitted, then a lump sum payment of reasonably equivalent value of the discontinued benefit;

•	full vesting of all accrued benefits under all retirement plans, excluding any stock option plans, for which he has participated and all such benefits shall be calculated as if he was credited with two additional years of age and/or service to us.

Mr. Fisch’s right to severance if his employment was terminated by us without cause or by him for good reason is conditioned upon execution of a general release of claims. In the event we choose not to renew his employment agreement and he executes a general release of claims, he is eligible to receive an amount equal to twenty-four months of his base salary in effect at the end of the term in which we chose not to renew his employment agreement and the continuation of employee benefits for twenty-four months following the end of the term, to the extent permitted.

For this purpose “cause” is defined as:

•	acts or omissions which constitute intentional misconduct or a knowing violation of a material written company policy;

•	personal receipt of money, property or services by any person in knowing violation of applicable law or a violation of a material written company policy;

•	act of fraud, conversion, misappropriation or embezzlement or his conviction of, or entry of a guilty plea or plea of no contest, with respect to a felony or any other crime in which imprisonment is possible;

•	act of moral turpitude adversely affecting his ability to perform his duties;

•	alcohol or controlled substance abuse;

•	reckless disregard in the performance of his duties;

•	commission in bad faith of any act which injures or could reasonably be expected to injure the reputation, business or business relationships of our company;

•	material breach of his registration rights set forth in his employment agreement; or

•	any other breach of his employment agreement in any material respect which continues uncured for thirty days.

For this purpose “good reason” is defined as, other than with Mr. Fisch’s consent:

•	removal or failure to reappoint him as President and Chief Executive Officer or as a member of the board of directors;

•	material decrease or other material adverse change in the nature or status of his duties, authority or responsibilities;

•	any other material breach by us of his employment agreement and which, in respect of any material decrease or other material adverse change in the nature or status of his duties, authority or responsibilities or any other material breach of his employment agreement, continues uncured for thirty days; or

•	a change in control and he remains employed by us for a period of six months following the change in control.

The table below provides an estimate of the value of the compensation and benefits due to our President and Chief Executive Officer in the event of: (i) a termination for cause or without good reason; (ii) death or disability; (iii) a change in control; or (iv) a termination without cause or for good reason. The amounts shown assume that specified event was effective as of January 30, 2010. The actual amounts to be paid can only be determined at the time of the termination of employment or change in control, as applicable.

	Termination			Termination
	for Cause or			Without
	Without	Death or	Change in	Cause or for
	Good Reason	Disability	Control	Good Reason

Cash severance base salary	$—	$—	$1,600,000	$1,600,000
Cash severance bonus	400,000	400,000	800,000	800,000
Health benefits continuation	—	—	7,200	7,200
Housing and car allowance	—	—	30,000	30,000
Life insurance premiums	—	—	3,600	3,600

Total	$400,000	$400,000	$2,440,800	$2,440,800

Non-Solicitation

Pursuant to his employment agreement, Mr. Fisch may not solicit any of our employees during the term of his respective employment for two years following his date of termination. Under our 2003 Plan, each stock option grant agreement contains a non-solicitation provision, which provides that each recipient may not solicit any of our employees during the term of his respective employment for two years following his date of termination.

Amended and Restated 2003 Ownership Incentive Plan

Our board of directors adopted our 2003 Plan effective May 2003, which was amended in June 2006 to increase the aggregate number of shares available under the plan from 3,500,000 shares to 4,743,340 shares, or 19.8% of the outstanding shares of our common stock.

As of January 30, 2010, 3,370,800 shares of common stock had been issued upon the exercise of options granted under the 2003 Plan and 1,128,580 shares were subject to options granted and unexercised under the 2003 Plan. The 2003 Plan was terminated in November 2009 and no further option grants have been made under the 2003 Plan and any shares then remaining available for future grant, plus any shares underlying outstanding options that expire or are forfeited, will be allocated to our 2009 Plan.

Administration

The 2003 Plan is administered by our board of directors. Our board of directors has the authority to determine the exercise price of the awards, the recipients of awards granted under the 2003 Plan and the terms, conditions and restrictions applicable to all awards granted under the 2003 Plan. Our board of directors approves the form of award agreement and has authority to accelerate, continue, extend or defer the exercisability of any award issued under the 2003 Plan. Our board of directors may amend, alter or discontinue the 2003 Plan at any time, provided that, subject to certain exceptions, no such amendment may adversely affect any then outstanding award without the consent of the applicable recipient.

Eligibility

The 2003 Plan permitted us to grant awards to our officers, employees, non-employee directors and consultants or advisors.

Awards

The 2003 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, share awards or a combination of the foregoing. A stock option may be an incentive stock option within the meaning of Section 422 of the U.S. Internal Revenue Service Code of 1986, or the Code, or a nonstatutory stock option. The maximum number of shares with respect to awards may be granted to any person during any calendar year is 2,000,000 shares.

The 2003 Plan also provides that the ownership of shares by a recipient is subject to the terms of the shareholders’ agreement, as amended and in effect from time to time. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Stock Options

Incentive and nonstatutory stock options may be granted pursuant to incentive and nonstatutory stock option agreements adopted by our board of directors. Our board of directors determines the exercise price for a stock option, within the terms and conditions of the 2003 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair value of our common stock on the date of grant. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of the fair value at the time of grant. Options granted under the 2003 Plan vest at the rate specified in the optionholder’s option agreement.

Our board of directors determines the term of stock options granted under the 2003 Plan, up to a maximum of ten years, except in certain cases of termination, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or our subsidiary, ceases for any reason other than for cause, resignation with the consent of the board of directors or disability, death or retirement, the optionholder may exercise any vested options for a period of thirty days following the cessation of service. If an optionholder’s service relationship is terminated for cause, then the option terminates immediately. If an optionholder ceases service with us by reason of resignation with the consent of the board of directors, the option shall terminate three months after the optionholder ceases services with us or our subsidiary. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship ceases due to disability, death or retirement, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 15 months following the date of termination due to disability, death or retirement.

No option may be assigned or transferred by the optionholder except, in the event of the death of the optionholder, by will or the laws of descent and distribution. In addition, our board of directors may amend, modify, extend, cancel or renew any outstanding option or may waive any restrictions or conditions applicable to any outstanding option. Each option is evidenced by a written agreement, which contains such terms and conditions, including any performance objectives as may be determined at the discretion of the board of directors.

Stock Appreciation Rights

Stock appreciation rights may be granted pursuant to stock appreciation rights agreements adopted by our board of directors. Our board of directors determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount not greater than the product of (a) the excess of the per share fair value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. The appreciation distribution may be paid in cash or in any other form of consideration acceptable to our board of directors and set forth in the stock appreciation right agreement. A stock appreciation right granted under the 2003 Plan vests at the rate specified in the stock appreciation right agreement and may be restricted by our board of directors at the time of grant.

Our board of directors determines the term of stock appreciation rights granted under the 2003 Plan, up to a maximum of ten years. Unless the terms of a recipient’s stock appreciation right agreement provide otherwise, if a participant’s relationship with us, or our subsidiary, ceases for any reason other than for cause, resignation with the consent of our board of directors or disability, death or retirement, the participant may exercise any vested stock appreciation right for a period of thirty days following the cessation of service. If a participant’s service relationship is terminated for cause, then the stock appreciation right terminates immediately. If a participant ceases service with us by reason of resignation with the consent of our board of directors, the stock appreciation right shall terminate three months after the participant ceases services with us or our subsidiary. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship ceases due to disability, death or retirement, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may exercise any vested stock appreciation right for a period of 15 months following the date of termination due to disability, death or retirement.

Share Awards

Shares subject to a share award may be issued or transferred to a recipient at the time the share award is granted, or at any time thereafter, or in installments from time to time, as our board of directors shall determine. In the event that any such issuance or transfer shall not be made to the recipient at the time the share award is granted, our board of directors may provide for payment to such recipient, either in cash or in shares from time to time or at the time or times such shares shall be issued or transferred to such recipient, of amounts not exceeding the income distributions which would have been payable to such recipient in respect of such shares if they had been issued or transferred to such recipient at the time such share award was granted. Any amount payable in shares under the terms of a share award may, at the discretion of our board of directors, be paid in cash, on each date on which delivery of shares would otherwise have been made, in an amount equal to the fair value on such date of the shares which would otherwise have been delivered.

Upon the issuance or transfer of shares pursuant to a share award, the recipient shall, with respect to such shares, become a stockholder of our company except to the extent otherwise provided in the share award agreement.

Effect on Awards of Certain Corporate Transactions

If we experience a change in control, all awards that have been outstanding for at least six months shall immediately vest or become exercisable. The acquiring or surviving corporation may either assume or continue outstanding awards, or substitute equivalent awards for such awards. Alternatively, the acquiring or surviving corporation may instead terminate and cancel outstanding awards in exchange for a payment equal to the excess of the value of the shares that the recipient would have received upon the exercise of the awards over the exercise price or amount otherwise payable.

Other Provisions

If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2003 Plan.

2009 Omnibus Incentive Plan

The 2009 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2009 Plan. The purpose of the 2009 Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2009 Plan, but does not include all of the provisions of the 2009 Plan. For further information about the 2009 Plan, we refer you to the complete copy of the 2009 Plan, which we included as Exhibit 10.4 to Amendment No. 3 to our registration statement on Form S-1, filed with the Commission on November 2, 2009 (File No. 333-161850).

Administration

The 2009 Plan is administered by a committee designated by our board of directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2009 Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2009 Plan as it deems necessary or proper. All actions, interpretations and determinations by the committee or by our board of directors are final and binding.

The committee has full authority to administer and interpret the 2009 Plan, to grant discretionary awards under the 2009 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2009 Plan and the awards thereunder as the committee, in its sole discretion, deems necessary or desirable.

Available Shares

The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2009 Plan or with respect to which awards may be granted may not exceed 3,626,000 shares, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2009 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2009 Plan.

Eligibility for Participation

Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2009 Plan. The selection of participants is within the sole discretion of the committee.

Award Agreement

Awards granted under the 2009 Plan shall be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee in its sole discretion.

Stock Options

The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee determines the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% stockholder, 110% of such share’s fair market value. Options are exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee in its sole discretion.

Stock Appreciation Rights

The committee may grant stock appreciation rights, which we refer to as SARs either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2009 Plan, or such other event as the committee may, in its sole discretion, designate at the time of grant or thereafter.

Restricted Stock

The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2009 Plan and are discussed in general below.

Other Stock-Based Awards

The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock units and deferred stock units under the 2009 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2009 Plan and discussed in general below.

Other Cash-Based Awards

The committee, in its discretion, may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards

The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, as well as performance awards that are not intended to qualify as “performance-based compensation” under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee, in its sole discretion. Based on service, performance and/or such other factors or criteria, if any, as the committee may determine, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals

The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following criteria selected by the committee: (i) earnings per share; (ii) operating income; (iii) gross income; (iv) net income (before or after taxes); (v) cash flow; (vi) gross profit; (vii) gross profit return on investment; (viii) gross margin return on investment; (ix) gross margin; (x) operating margin; (xi) working capital; (xii) earnings before interest and taxes; (xiii) earnings before interest, tax, depreciation and amortization; (xiv) return on equity; (xv) return on assets; (xvi) return on capital; (xvii) return on invested capital; (xviii) net revenues; (xix) gross revenues; (xx) revenue growth; (xxi) annual recurring revenues; (xxii) recurring revenues; (xxiii) license revenues; (xxiv) sales or market share; (xxv) total shareholder return; (xxvi) economic value added; (xxvii) specified objectives with regard to limiting the level of increase in all or a portion of the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the committee in its sole discretion; (xxviii) the fair market value of the a share of Common Stock; (xxix) the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends; or (xxx) reduction in operating expenses.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, including: (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management; or (iii) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the committee, in its sole discretion.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control

In connection with a change in control, as defined in the 2009 Plan, the committee may accelerate vesting of outstanding awards under the 2009 Plan. In addition, such awards will be, in the discretion of the committee, (i) assumed and continued or substituted in accordance with applicable law, (ii) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the award(s), or (iii) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also, in its sole discretion, provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Notwithstanding any other provision of the 2009 Plan, our board of directors may at any time amend any or all of the provisions of the 2009 Plan, or suspend or terminate it entirely, retroactively or otherwise;

provided, however, that, unless otherwise required by law or specifically provided in the 2009 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the 2009 Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Effective Date

The 2009 Plan became effective on November 12, 2009.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty.

In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of January 30, 2010 regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors and each director nominee;

•	all of the executive officers, directors and director nominees as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of January 30, 2010 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 24,237,462 shares of common stock outstanding as of January 30, 2010, and 24,241,462 shares of common stock to be outstanding after the completion of this offering, including common stock outstanding due to the exercise of options to purchase 4,000 shares of common stock after January 30, 2010, and assuming no exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o rue21, inc., 800 Commonwealth Drive, Suite 100, Warrendale, Pennsylvania 15086.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to This Offering(1)		Number of	After This Offering
Name	Number	Percent	Shares Offered	Number	Percent

5% Stockholders:
Funds advised by Apax Partners(2)	14,000,000	57.8%	5,000,000	9,000,000	37.1%
601 Lexington Avenue, 53rd Floor
New York, New York 10022
Adage Capital Partners, L.P.(3)	1,676,978	6.9	—	1,676,978	6.9
200 Clarendon Street, 52nd Floor
Boston, Massachusetts 02116

Executive Officers and Directors:
Robert N. Fisch(4)	1,740,324	7.2	—	1,740,324	7.2
Kim A. Reynolds(5)	245,259	1.0	—	245,259	1.0
Keith A. McDonough(6)	130,130	*	—	130,130	*
John P. Bugnar(7)	198,815	*	—	198,815	*
Michael A. Holland(8)	97,500	*	31,185	66,315	*
Robert R. Thomson(9)	47,500	*	10,000	37,500	*
Mark K.J. Chrystal(10)	9,250	*	—	9,250	*
John F. Megrue Jr.(2)	14,000,000	57.8	—	9,000,000	37.1
Alex S. Pellegrini(2)	14,000,000	57.8	—	9,000,000	37.1
Douglas E. Coltharp(11)	—	*	—	—	*
Arnold S. Barron(12)	—	*	—	—	*
All executive officers and directors. as a group (11 persons)(13)	17,496,093	72.2	41,185	17,454,908	72.0

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Prior to This Offering(1)		Number of	After This Offering
Name	Number	Percent	Shares Offered	Number	Percent

Selling Stockholders:
Todd M. Lenhart(14)	22,500	*	8,093	14,407	*
Gerald Tagliaferro(15)	12,500	*	5,593	6,907	*
Thomas D. Winter(16)	12,000	*	4,974	7,026	*
Mark G. Caplan(17)	6,250	*	3,718	2,532	*

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Includes 13,725,490.2 shares of common stock held by SKM Equity Fund II, L.P. and 274,509.8 shares of common stock held by SKM Investment Fund II. SKM Equity Fund II, L.P. and SKM Investment Fund II are funds advised by Apax Partners. Apax Partners may be deemed to be the beneficial owner of shares beneficially owned by SKM Equity Fund II, L.P. and SKM Investment Fund II, but disclaims such beneficial ownership pursuant to rules under the Securities Exchange Act of 1934, as amended. Mr. Megrue is the chief executive officer and Mr. Pellegrini is a partner of Apax Partners, and each may be deemed to be the beneficial owners of shares owned by SKM Equity Fund II, L.P. and SKM Investment Fund II. Both Messrs. Megrue and Pellegrini disclaim beneficial ownership of any securities owned by SKM Equity Fund II, L.P. or SKM Investment Fund II.

(3)	Includes 1,676,978 shares of common stock beneficially owned by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C. The address of Adage Capital Partners, L.P. is 200 Clarendon Streer, 52nd floor, Boston, Massachusetts 02116.

(4)	Includes 125,500 shares of our common stock issuable pursuant to the exercise of stock options.

(5)	Includes 84,000 shares of our common stock issuable pursuant to the exercise of stock options.

(6)	Includes 46,000 shares of our common stock issuable pursuant to the exercise of stock options.

(7)	Includes 37,000 shares of our common stock issuable pursuant to the exercise of stock options.

(8)	Includes 12,500 shares of our common stock issuable pursuant to the exercise of stock options.

(9)	Includes 31,500 shares of our common stock issuable pursuant to the exercise of stock options.

(10)	Includes no shares of our common stock issuable pursuant to the exercise of stock options.

(11)	Mr. Coltharp received a grant of 12,500 options to purchase common stock on November 18, 2009. The options vest in four equal annual installments beginning on the first anniversary of the date of grant.

(12)	Mr. Barron received a grant of 12,500 options to purchase common stock on November 20, 2009. The options vest in four equal annual installments beginning on the first anniversary of the date of grant.

(13)	Includes shares of our common stock issuable pursuant to the exercise of stock options and the shares of our common stock beneficially owned described in footnotes (2), (3), (4), (5), (6), (7), (8), (9) and (10).

(14)	Includes 2,500 shares of our common stock issuable pursuant to the exercise of stock options.

(15)	Includes 6,500 shares of our common stock issuable pursuant to the exercise of stock options.

(16)	Includes 1,250 shares of our common stock issuable pursuant to the exercise of stock options.

(17)	Includes 2,000 shares of our common stock issuable pursuant to the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders’ Agreement

In May 2003, we entered into a shareholders’ agreement with SKM Equity Fund II, L.P. and SKM Investment Fund II as funds advised by Apax Partners, BNP Paribas of North America, Inc., UnionBalCal Equities, Inc., National City Bank of Pennsylvania and persons who become shareholders of our company from time to time. Under this agreement, holders of our common stock are subject to contractual restrictions relating to their proposed transfer of our capital stock. This agreement also provides for certain rights of first refusal and co-sale relating to the shares of our common stock held by the parties thereto. Upon completion of our initial public offering, the right of first refusal and co-sale provisions of the shareholders agreement terminated pursuant to the terms of the shareholders’ agreement. In addition, the agreement provides for certain rights relating to the sale of our company and certain preemptive rights, which terminated pursuant to the terms of the shareholders’ agreement.

The election of the members of our board of directors by funds advised by Apax Partners is also governed by the shareholders’ agreement and related provisions of our amended and restated articles of incorporation. Upon completion of our initial public offering, the provisions of the shareholders’ agreement related to the election of the members of our board of directors by funds advised by Apax Partners terminated in its entirety pursuant to the terms of the shareholders’ agreement and our amended and restated certificate of incorporation was further amended and restated such that none of our stockholders have any special rights regarding the election or designation of members of our board of directors.

Agreements with Apax Partners

In May 2003, we entered into a letter agreement with Apax Partners, L.P. as successor to Saunders Karp & Megrue, LLC, relating to financial advisory services to be provided to us from time to time. Under the letter agreement, we have agreed to pay an annual fee of $250,000 to Apax Partners and to reimburse Apax Partners for all reasonable out-of-pocket expenses incurred in connection with the letter agreement. In addition, the letter agreement provides for customary indemnification provisions and terminates once Apax Partners and its affiliates beneficially own, collectively, less than 25% our voting common stock. The letter agreement was terminated in connection with our initial public offering and Apax Partners was paid a termination fee of $1.5 million. Our indemnification obligations contained in the letter agreement survived the termination of the letter agreement.

Board Compensation

Directors who are our employees or employees of our subsidiaries or affiliated with Apax Partners do not receive any compensation for their service as members of either our board of directors or board committees. All non-employee members of our board of directors not affiliated with Apax Partners are compensated as set forth under “Management—Corporate Governance—Director Compensation.”

Employment Agreements

We have entered into an employment agreement with Mr. Fisch, our President and Chief Executive Officer. For more information regarding this agreement, see “Executive Compensation—Potential Payments Upon Termination or Change in Control.” In addition, we currently intend to enter into an employment agreement with certain of our executive officers.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also have entered into indemnification agreements with our future directors and executive officers.

Procedures for Related Party Transactions

Our board of directors adopted a written code of conduct and ethics for our company. The code of conduct and ethics were not in effect when we entered into the related party transactions discussed above. Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our corporate counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee is required to then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee is required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee approves only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter is available on our corporate website at www.rue21.com.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they are in effect upon completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of 200,000,000 of shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. On January 30, 2010, there were 24,237,462 shares of our common stock outstanding, held of record by approximately           stockholders. Following completion of this offering, there will be 24,241,462 shares of our common stock outstanding.

As of January 30, 2010, there were outstanding options to purchase 1,169,580 shares of our common stock, of which 480,975 were non-vested and 688,605 were vested.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect to matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In addition, we also may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our senior secured credit facility and agreements for other indebtedness we may incur. See “Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “rue”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Preferred Stock

Our board of directors is authorized to provide for the issuance of 10,000,000 shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply against Apax Partners, the funds advised by Apax Partners, or any of our directors who are employees of, or affiliated with, Apax Partners, or funds advised by Apax Partners, in a manner that would prohibit them from advising the investing in or investing in competing businesses or doing business with our clients or customers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.”

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. Each class of directors serves a three-year term.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board of directors, or upon the request of the chief executive officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

In April 2008, we entered into a five-year $60.0 million senior secured credit facility with Bank of America, N.A., as administrative agent, collateral agent, swing line lender, letter of credit issuer and a lender, and various other lenders. We amended the senior secured credit facility in November 2009. The revolving credit facility matures on April 10, 2013 and is expandable at our option in increments of $5.0 million up to a limit of $100.0 million under certain defined conditions. The senior secured credit facility is intended to provide financing for working capital and general corporate purposes, including permitted investments and acquisitions and the repayment of our prior debt. The senior secured credit facility also contains (i) a $10.0 million sublimit for swingline loans and (ii) a $25.0 million sublimit for letters of credit. Availability under the senior secured credit facility is collateralized by a first priority interest in all of our assets.

As of October 31, 2009 and January 30, 2010, we had $21.8 million and $0, respectively, of outstanding borrowings under our senior secured credit facility. Immediately prior to the completion of this offering, we anticipate the outstanding borrowings under our senior secured credit facility will be $0.

Interest Rate, Facility Fee and Other Fees

Borrowings under our revolving credit facility bear interest, at our option, at either the base rate (defined as the greater of (a) the federal funds rate plus 0.5% and (b) the prime rate) or adjusted LIBOR (defined as an interest rate equal to either the one-, two-, three- or six-month LIBOR, as applicable, multiplied by the statutory reserve rate) plus a margin ranging from 1.25% to 2.00% set quarterly depending upon the average net availability under the senior secured credit facility during the previous quarter. The statutory reserve rate is defined as a fraction, expressed as a decimal, the numerator of which is one and the denominator of which is one minus the aggregate of the maximum reserve percentages expressed as a decimal established by the Federal Reserve Board with respect to adjusted LIBOR, for Eurocurrency funding. Borrowings under our swingline subfacility will bear interest at a rate equal to the base rate referenced above. We are also required to pay letter of credit fees with respect to each letter of credit equal to 50% of the applicable margin for adjusted LIBOR multiplied by the face amount of each letter of credit.

The revolving credit facility also provides for a commitment fee equal to 0.25% times the actual daily amount by the aggregate commitments exceed the sum of the outstanding amount of loans and the outstanding amount of letter of credit obligations. In addition, if we terminate the senior secured credit facility on or prior to April 10, 2010, we are required to pay a fee equal to 1.0% of the revolving credit facility ceiling in effect at the date of termination.

Guarantees

All of our borrowings under our senior secured credit facility are guaranteed by substantially all of our material domestic subsidiaries, as defined in the revolving credit facility. All guarantees are guarantees of payment and performance and not of collection.

Covenants

Our senior secured credit facility contains a number of affirmative and restrictive covenants including limitations on the ability to place liens on our or our direct or indirect subsidiaries’ assets; make investments other than permitted investments; incur additional indebtedness, subject to certain exceptions; prepay or redeem certain indebtedness; merge, consolidate and dissolve; sell assets; engage in transactions with affiliates; change the nature of our business; change our or our direct or indirect subsidiaries’ fiscal year or organizational documents; and make restricted payments (including certain equity issuances and payment of dividends in a form other than in common stock).

In November 2009, we amended certain provisions of our senior secured credit facility to, among other things: (i) increase the aggregate commitment to $85.0 million with an option to increase the aggregate commitment to $100.0 million at our discretion and upon the satisfaction of certain conditions, (ii) revise the definition of “Change of Control” so that it is less likely that consent of the lenders will be required in connection with future changes in our capital structure, (iii) allow for the sale or issuance of equity interests in connection with a public offering, (iv) allow for the sale or issuance of equity interests to directors, officers, employees and consultants pursuant to compensation arrangements approved by our board of directors, (v) permit us to repurchase equity interests from directors, officers, employees or consultants up to certain agreed thresholds, (vi) eliminate our monthly financial reporting obligation, (vii) allow for us to make a one-time cash payment to terminate the letter agreement by and between us and Apax Partners, L.P. as successor to Saunders Karp & Megrue, LLC, (viii) increase various dollar amount thresholds for triggering defaults, and (ix) make various other technical amendments. We also obtained a waiver of the notice provision of the covenant restricting our ability to merge with another entity in connection with our initial public offering. See “Description of Certain Indebtedness,” and “Underwriting.”

During the continuance of a covenant compliance event (as defined below), our senior secured credit facility also requires us to meet a consolidated fixed charge covenant ratio, measured monthly, not to be less than 1.0 to 1.0. A covenant compliance event is defined as either (i) an event of default has occurred and continuing or (ii) excess availability is less than or equal to (a) 15% of the borrowing base at any time between January 1, 2009 through December 31, 2009 or (b) 10% of the borrowing base at any time thereafter.

Events of Default

Our senior secured credit facility contains events of default that are usual and customary in credit facilities of this type, including:

•	non-payment of principal, interest, fees or other amounts (with cure periods applicable to non-payment of interest, fees or other amounts);

•	violation of covenants (with cure periods, as applicable);

•	material inaccuracy of representations and warranties;

•	cross default to other indebtedness in an outstanding aggregate principal amount of at least $1.0 million;

•	bankruptcy and other insolvency events;

•	judgments involving an aggregate liability of at least $2.5 million or that have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	certain ERISA matters;

•	failure of any loan documentation (including any guarantee) to be in full force and effect;

•	change in control;

•	cessation of business;

•	loss to a material portion of the collateral;

•	failure to make payments when due in respect of any material contract;

•	legal proceedings against us or any subsidiary in respect of a felony; and

•	the termination of the subordination provisions of the governing documents of any subordinated indebtedness.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 24,241,462 shares of common stock outstanding. Of these shares of common stock, the 5,063,563 shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 11,397,647 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which equals approximately 242,414 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offerring, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of our initial public offering If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2003 Plan and 2009 Plan. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers, directors and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

Certain shares will not be subject to the new 90-day restricted period but remain subject to the 180-day restricted period in connection with our initial public offering, ending May 11, 2010 and, in some cases, subject to extension. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have agreed to release the selling stockholders from their initial public offering lock-up agreements, if any, prior to the expiration of the initial public offering lock-up period in connection with their sale of shares in this offering. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated of this offering may, in their sole discretion, release all or some portion of the shares subject to the 90-day lock-up agreements prior to expiration of such period.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “— Gain on Disposition of Common Stock”.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Recent Legislative Developments Potentially Affecting Taxation of Common Stock Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress, if enacted, would generally impose a withholding tax of 30 percent on dividend income paid with respect to our common stock, and the gross proceeds of a disposition of our common stock, paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to certain non-financial foreign entities unless such an entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of our common stock might be eligible for refunds or credits of such taxes. As currently drafted, the legislation is proposed to be effective for amounts paid after December 31, 2012, and will not apply to payments made with respect to obligations outstanding on the date which is two years after the enactment of the legislation. At this time it is impossible to predict whether this legislation will be enacted, and, if enacted, its form. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. We, the selling stockholders and the underwriters named below have entered into a purchase agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Number
Underwriters	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Barclays Capital Inc.
Piper Jaffray & Co.

Total

The expenses of the offering, not including the underwriting discount, are estimated at $      million and are payable by us. However, the underwriters have agreed to reimburse us for certain of our expenses in connection with this offering.

The purchase agreement provides that the obligations of the underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional 759,534 shares of common stock from certain of the selling stockholders. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 759,534 additional shares of common stock.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $      per share of common stock from the public offering price. If all the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, each of our officers, directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the initial 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the initial 90-day period, then in each case the initial 90-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. waive, in writing, such extension.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “rue.”

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Foreign Selling Restrictions

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, once the prospectus has been approved by the competent authority in such Relevant Member State and published in accordance with the Prospectus Directive as implemented in except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus

Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive)(i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to professional investors within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue, in each case whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except if permitted to do so under the laws of Hong Kong, other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including Nielsen Claritas Site Reports and The NPD Group, Inc. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds advised by Apax Partners. Kirkland & Ellis LLP represents entities affiliated with Apax Partners and its affiliates in connection with legal matters. Cleary Gottlieb Steen & Hamilton LLP, New York, New York will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of rue21, inc. and subsidiary at February 2, 2008 and January 31, 2009, and for each of the three fiscal years in the period ended January 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering or our common stock by the selling stockholders. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

We are subject to the reporting, proxy and information requirements of the Exchange Act and, as a result, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.rue21.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of rue21, inc.

We have audited the accompanying consolidated balance sheets of rue21, inc. and subsidiary as of February 2, 2008 and January 31, 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of rue21, inc. and subsidiary at February 2, 2008 and January 31, 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
September 10, 2009

rue21, inc. and subsidiary

Consolidated Balance Sheets

	February 2,	January 31,
	2008	2009
	(In thousands, except
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	$3,343	$4,611
Accounts receivable	2,649	2,527
Merchandise inventory, net	47,153	66,838
Prepaid expenses and other current assets	3,457	6,637
Deferred tax assets	2,595	3,135

Total current assets	59,197	83,748
Property and equipment, at cost	72,405	96,889
Less accumulated depreciation and amortization	30,083	40,202

Net property and equipment	42,322	56,687
Other assets	267	765
Deferred tax assets	499	—

Total assets	$102,285	$141,200

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$188	$—
Accounts payable	36,315	60,449
Accrued expenses and other current liabilities	12,530	14,969
Accrued payroll and related taxes	6,099	7,532
Accrued income and franchise taxes	119	—

Total current liabilities	55,251	82,950
Long-term liabilities:
Long-term debt	27,968	19,476
Deferred rent, tenant allowances and other long-term liabilities	13,313	18,440
Deferred tax liabilities	—	1,941

Total long-term liabilities	41,281	39,857

Total liabilities	96,532	122,807
Stockholders’ equity:
Common stock — $0.004 par value; 50,000 shares authorized, 21,869 and 22,090 shares issued and outstanding	87	88
Additional paid-in capital	13	13
Retained earnings	5,653	18,292

Total stockholder’s equity	5,753	18,393

Total liabilities and stockholders’ equity	$102,285	$141,200

See accompanying notes.

rue2l, inc. and subsidiary

Consolidated Statements of Income

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009
	(In thousands, except per share data)

Net sales	$225,559	$296,887	$391,414
Cost of goods sold (includes certain buying, occupancy and distribution center expenses)	150,163	195,034	257,853

Gross profit	75,396	101,853	133,561
Selling, general, and administrative expense	57,575	76,039	99,886
Depreciation and amortization expense	5,926	8,241	11,532

Income from operations	11,895	17,573	22,143
Interest expense, net	2,645	2,520	1,477

Income before income taxes	9,250	15,053	20,666
Provision for income taxes	1,452	5,920	8,027

Net income	$7,798	$9,133	$12,639

Basic income per common share	$0.39	$0.42	$0.58
Diluted income per common share	$0.36	$0.40	$0.55
Weighted average basic common shares outstanding	19,782	21,705	21,914
Weighted average diluted common shares outstanding	21,888	22,842	22,814

See accompanying notes.

rue2l, inc. and subsidiary

Consolidated Statements of Stockholders’ Equity (Deficit)

			Additional	Retained
	Common Stock		Paid-in	Earnings
	Shares	Amount	Capital	(Deficit)	Total
	(In thousands)

Balance January 28, 2006	19,216	$80	$24	$(11,278)	$(11,174)
Net income	—	—	—	7,798	7,798
Share-based compensation	—	—	34	—	34
Exercise of stock options	2,479	10	5	—	15
Treasury shares repurchased		(3)	(207)	—	(210)

Balance February 3, 2007	21,695	87	(144)	(3,480)	(3,537)
Net income	—	—	—	9,133	9,133
Share-based compensation and other	—	—	157	—	157
Exercise of stock options	174	—	—	—	—

Balance February 2, 2008	21,869	87	13	5,653	5,753
Net income	—	—	—	12,639	12,639
Exercise of stock options	221	1	—	—	1

Balance January 31, 2009	22,090	$88	$13	$18,292	$18,393

See accompanying notes.

rue21, inc. and subsidiary

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009
	(In thousands)

Operating activities
Net income	$7,798	$9,133	$12,639
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,926	8,241	11,532
Loss on fixed assets disposals	139	44	349
Deferred taxes	(2,573)	(522)	1,900
Impairment of long-lived assets	29	13	219
Share based compensation	34	34	—
Changes in:
Accounts receivable	(1,259)	(36)	122
Merchandise inventory, net	(11,184)	(8,977)	(19,685)
Prepaid expenses and other current assets	(2,143)	(1,041)	(3,180)
Accounts payable	15,479	5,141	24,134
Accrued payroll and related taxes	(430)	1,966	1,433
Accrued expenses and other current liabilities	1,361	4,586	2,320
Deferred rent and tenant allowances	4,788	2,301	4,926
Other	(485)	629	150

Net cash provided by operating activities	17,480	21,512	36,859
Investing activities
Capital expenditures	(16,586)	(20,265)	(26,464)

Net cash used for investing activities	(16,586)	(20,265)	(26,464)
Financing activities
Borrowings under revolver	54,505	66,799	125,371
Payments under revolver	(51,248)	(65,226)	(110,726)
Payments on long-term debt	(5,716)	(2,002)	(23,326)
Proceeds from stock options exercised	15	—	1
Debt financing costs	—	—	(447)

Net cash used for financing activities	(2,444)	(429)	(9,127)

(Decrease) Increase in cash and cash equivalents	(1,550)	818	1,268
Cash and cash equivalents, beginning of period	4,075	2,525	3,343

Cash and cash equivalents, end of period	$2,525	$3,343	$4,611

Supplemental disclosures of cash flow information
Interest paid	$2,244	$1,907	$2,771

Income taxes paid	$3,238	$7,053	$7,935

See accompanying notes.

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements
Years Ended February 3, 2007; February 2, 2008 and January 31, 2009
(Dollars in thousands, unless otherwise indicated)

1.	Business and Summary of Significant Accounting Policies

Nature of Business

rue21, inc. (the “Company” or “rue21”) is a specialty retailer of junior and young men’s apparel and accessories with 277, 352 and 449 stores as of February 3, 2007, February 2, 2008, and January 31, 2009 respectively, in various strip centers, regional malls and outlet centers throughout the United States. Sales are generally transacted for cash or checks and through the acceptance of third-party credit and debit cards.

Segment Reporting

Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”) establishes standards for reporting information about a company’s operating segments. It also establishes standards about products and services, geographic areas and major customers. The Company operates in and reports as a single operating segment which is the operation of its retail stores which are only located in the United States. The Company has no international sales. Net sales are generated through the retail store sale of merchandise to consumers only. All of the Company’s identifiable assets are located in the United States.

Principles of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly owned subsidiary “r services, llc”. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year is 52 or 53 weeks ending on the Saturday nearest to January 31 of the following year. These consolidated financial statements were prepared for the 53 weeks ended February 3, 2007, the 52 weeks ended February 2, 2008 and the 52 weeks ended January 31, 2009.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Seasonality

Our business is seasonal and historically we have realized a higher portion of our net sales, net income and operating cash flows in the second and fourth fiscal quarters, attributable to the impact of the summer selling season in the second quarter, and the holiday selling season in the fourth quarter. As a result, our working capital requirements fluctuate during the year, increasing in mid-summer in anticipation of the fourth fiscal quarter. Our business is also subject, at certain times, to calendar shifts which may occur during key selling times such as school holidays, Easter and regional fluctuations in the calendar during the back-to-school selling season.

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Notes to Consolidated Financial Statements — (Continued)

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”), requires management to disclose estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. As of February 2, 2008 and January 31, 2009, management believes that the carrying amounts of cash and cash equivalents, receivables, and payables approximate fair value because of the short maturity of these financial instruments. Additionally, management believes the fair value of the long-term debt approximates carrying value as of February 2, 2008 and January 31, 2009, as the debt instrument has a variable interest rate that resets quarterly.

Cash and Cash Equivalents

Cash includes cash equivalents, which includes credit and debit card transactions. Credit and debit card transactions are typically paid to the Company on the next business day. Amounts due from credit and debit card transactions totaled $1,982 and $1,332 on January 31, 2009 and February 2, 2008. The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable generally represent tenant allowances due from lessors. The Company evaluates collectability and has determined that no allowance is necessary.

Merchandise Inventory

Merchandise inventory is valued at the lower of cost (first-in, first-out basis) or market using the retail inventory method. The Company records merchandise receipts at the time they are delivered to our consolidator, as we are not directly importing any merchandise. This is the point at which title and risk of loss transfer to the Company.

The Company reviews its inventory levels to identify slow-moving merchandise and generally uses markdowns to clear slow-moving merchandise. The Company records a markdown reserve based on estimated future markdowns related to current inventory to clear slow-moving inventory. Each period the Company evaluates the selling trends experienced and the related promotional events or pricing strategies in place to sell through the current inventory levels. Markdowns may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition, or if it is determined that the inventory in stock will not sell at its currently ticketed price. Such markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The anticipated deployment of new seasonal merchandise is reflected within the estimated future markdowns reserve utilized in valuing current inventory, as such new inventory in certain circumstances will displace merchandise units currently on-hand. The markdown reserve is recorded as an increase to cost of goods sold in the accompanying Consolidated Statements of Income.

The Company also estimates a shrinkage reserve for the period of time between the last physical count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

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Notes to Consolidated Financial Statements — (Continued)

Property and Equipment

Property and equipment are recorded on the basis of cost with depreciation and amortization computed utilizing the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of 5 to 10 years or lease term
Automobiles	5 years
Computer equipment and software	3 to 5 years

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” impairment losses may be recorded on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If such a condition occurs, the assets are adjusted to their estimated fair value, which is determined based upon prices for similar assets. Impairment charges of $29, $13 and $219 were recognized for the years ended February 3, 2007, February 2, 2008, and January 31, 2009, respectively, for assets related to stores to be converted and are recorded in selling, general, and administrative expense in the accompanying Consolidated Statements of Income.

Deferred Rent and Tenant Allowances

Deferred rent is recognized when a lease contains a predetermined fixed escalation of minimum rent. The Company recognizes the related rent expense on a straight-line basis from possession date and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent liability. Also included in deferred rent are tenant allowances received from landlords in accordance with negotiated lease terms. The tenant allowances are amortized as a reduction to rent expense on a straight-line basis over the term of the lease (including the pre-opening build-out period). The short-term portion of deferred rent is recorded in accrued expenses and other current liabilities and the long-term portion is included in deferred rent, tenant allowances and other long-term liabilities in the accompanying Consolidated Balance Sheets.

Insurance and Self-Insurance

The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers’ compensation, general liability, automobile liability, and employee-related health care benefits, a portion of which is paid by the employees. Costs related to claims are accrued based on known claims and historical experiences of incurred but not reported claims received from our insurers. The Company believes that it has adequately reserved for its self-insurance liability, which is capped through the use of stop-loss contracts and specified retentions with insurance companies. However, any significant variation of future claims from historical trends could cause actual results to differ from the accrued liability.

Revenue Recognition

Revenue is recognized upon purchase of merchandise by customers. Allowances for sales returns are recorded as a reduction of net sales in the periods in which the sales are recognized. Consistent with our merchandise return policy of 30 days, the allowance for sales returns at each period end is calculated and recorded based on actual returns made during the subsequent 30-day period. The allowance for sales returns was $204 and $229 for the years ended February 2, 2008 and January 31, 2009, respectively. Sales tax collected from customers is excluded from revenue and is included as part of accrued expenses and other current liabilities on the Company’s consolidated balance sheets.

Deferred revenue is established upon the purchase of gift cards by customers, and revenue is recognized upon redemption of gift cards for merchandise. The Company evaluated unredeemed gift cards and determined

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Notes to Consolidated Financial Statements — (Continued)

that the likelihood of certain gift cards being redeemed by the customer after 18 months was remote, based upon historical redemption patterns of gift cards. We have established a wholly-owned subsidiary to administer the gift card program within a state jurisdiction that does not require remittance of unclaimed property. For those gift cards that were determined redemption would be remote, the Company reversed the liability, and recorded gift card breakage income. Gift card breakage income of $535 was recognized for the year ended January 31, 2009 which represented the initial recognition and includes income related to gift cards sold since the inception of the gift card program. Gift card breakage income is recorded as reduction to cost of goods sold.

Cost of Goods Sold

Cost of goods sold includes costs related to merchandise sold, distribution and warehousing, freight from the distribution center to the stores, store occupancy, and buying and merchandising department expenses. Cost of goods sold is reduced by certain vendor allowances received, primarily for markdowns, merchandise marked out of stock and vendor non-compliance charges.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, share-based compensation and store expenses but excludes store occupancy costs and freight to stores.

Income Taxes

Effective February 4, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. Refer to Note 8 to the Consolidated Financial Statements for further discussion of the adoption of FIN 48.

The Company calculates income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases as computed pursuant to FIN 48. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits may materially impact the Company’s effective tax rate.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. The Company believes that its assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances, or net income.

Share Based Compensation

The Company accounts for share based compensation awards in accordance with SFAS No. 123(R), “Share Based Payments” (“SFAS No. 123(R)”). SFAS No. 123(R) requires that companies recognize all

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Notes to Consolidated Financial Statements — (Continued)

share-based payments to employees, including grants of employee stock options, in the consolidated financial statements based on the grant date fair value of the equity or liability instruments issued. The Company recognizes compensation expense for stock option awards on a straight-line basis over the requisite service period of the award. All share-based awards to date have been incentive stock options.

Store Preopening Costs

Store preopening costs, which consist primarily of occupancy costs and payroll, are expensed as incurred and are included in selling, general and administrative expense in the accompanying Consolidated Statements of Income.

Advertising Costs

The Company expenses advertising costs when incurred. Advertising expense, which is classified in selling, general, and administrative expense in the accompanying Consolidated Statements of Income, was $1,405, $1,795 and $2,381 for the years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively.

Repairs and Maintenance

The Company capitalizes costs that extend the life of an asset and that meet certain minimal dollar thresholds depending on asset category. All other costs including maintenance agreements are charged to selling, general and administrative expense in the accompanying Consolidated Statements of Income. Repairs and maintenance expense was $662, $850 and $1,204 for the years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively. Repairs and maintenance expense does not include any costs for store conversions.

Legal Proceedings and Claims

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with SFAS No. 5, “Accounting for Contingencies”, management records a reserve for estimated losses when the loss is probable and the amount can be reasonably estimated. If a range of possible loss exists and no anticipated loss within the range is more likely than any other anticipated loss, the Company records the accrual at the low end of the range, in accordance with FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss — an interpretation of FASB Statement No. 5”. As the Company believes that it has provided adequate reserves, it anticipates that the ultimate outcome of any matter currently pending against the Company will not materially affect the consolidated financial position or results of operations of the Company.

Earnings per Share

Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding plus the additional dilution for all potentially dilutive stock options utilizing the treasury stock method.

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Notes to Consolidated Financial Statements — (Continued)

The following table shows the amounts used in computing earnings per share and the effect on net income and the weighted average number of shares of potential dilutive common stock (stock options):

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009

Net income	$7,798	$9,133	$12,639
Weighted average basic shares	19,782	21,705	21,914
Impact of dilutive securities	2,106	1,137	900

Weighted average dilutive shares	21,888	22,842	22,814

Per common share:
Basic earnings per share	$0.39	$0.42	$0.58
Diluted earnings per share	$0.36	$0.40	$0.55

Equity awards to purchase 23, 236 and 314 shares of common stock for the years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

Reclassifications

Certain reclassifications have been made to the Consolidated Financial Statements for prior periods in order to conform to the fiscal year 2008 presentation, including unaudited quarterly financial information.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS 165”), which establishes guidance regarding the Company’s accounting for and disclosure of subsequent events. SFAS 165 requires management to evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. The Company adopted SFAS 165 as of August 1, 2009 and the adoption did not have a material impact on the Company’s Consolidated Financial Statements.

In July 2009, the FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standard Codification as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Company will adopt SFAS 168 beginning in the third quarter of fiscal year 2009. The Company does not expect the adoption of SFAS 168 to have a material impact on its Consolidated Financial Statements.

Effective February 1, 2009, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for non-financial assets and non-financial liabilities, and it did not have a material impact on the Company’s Consolidated Financial Statements. In October 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS 157-3”), which clarified the application of SFAS No. 157 in cases where a market is not active. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of fair values as of January 31, 2009, and the impact on its Consolidated Financial Statements was not material.

In December 2007, the SEC issued Staff Accounting Bulletin 110, “Share-Based Payment” (“SAB 110”). SAB 110 allows for continued use of the simplified method for estimating the expected term of “plain vanilla” share option grants under specified conditions. The expected term used to value a share option grant under the

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Notes to Consolidated Financial Statements — (Continued)

simplified method is the midpoint between the vesting date and the contractual term of the share option. SAB 110 eliminates the December 31, 2007 sunset provision previously specified in Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 110 is effective for share option grants made on or after January 1, 2008. The Company has utilized the simplified method for estimating the expected term of its stock option grants under SAB 107 and SAB 110 and will continue to utilize this simplified method until the Company has sufficient historical exercise data to provide a reasonable basis to estimate the expected term.

2.	Fair Value of Financial Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Company has adopted the provisions of SFAS No. 157 as of February 3, 2008, for its financial instruments.

Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities. The Company’s cash and cash equivalents of $3,343 and $4,611 as of February 2, 2008 and January 31, 2009, respectively, are reported at fair value utilizing Level 1 inputs, as quoted current market prices are readily available.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company has no financial instruments that would be considered significant for fair value measurement purposes.

3.	Property and Equipment

Property and equipment consisted of the following:

	February 2,	January 31,
	2008	2009

Furniture and fixtures	$31,831	$43,327
Leasehold improvements	32,868	42,284
Automobiles	18	18
Computer equipment and software	7,688	11,260

	72,405	96,889
Less accumulated depreciation and amortization	30,083	40,202

	$42,322	$56,687

4.	Long-Term Debt

Effective April 10, 2008, the Company established a five-year $60,000 senior secured revolving credit facility (the “Senior Secured Credit Facility”) with Bank of America N.A. The ceiling is expandable at the

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Notes to Consolidated Financial Statements — (Continued)

Company’s option in increments of $5,000 up to a limit of $85,000 under certain defined conditions. Availability under the Senior Secured Credit Facility is collateralized by a first priority interest in all the Company’s assets. The Senior Secured Credit Facility accrues interest at the Bank of America base rate, defined at the Company’s option as the prime rate or the Eurodollar rate plus applicable margin which ranges from 1.25% to 2.00% set quarterly dependent upon average net availability on the facility during the previous quarter. The weighted-average interest rate under the Senior Secured Credit Facility was 3.22% for the year ended January 31, 2009. The Senior Secured Credit Facility initial borrowing was $27,217. Proceeds were used for the extinguishment of all of the Company’s long-term debt facilities including the Senior Revolver, the Term Notes, the Term Note C, the accrued SKM monitoring fees (each as discussed below) and the Bank of America commitment fee. The Senior Secured Credit Facility includes a fixed charge covenant applicable only if net availability falls below thresholds of 25% in calendar year 2008, 15% in calendar year 2009, and 10% thereafter. The Company is in compliance with all covenants under the Senior Secured Credit Facility at January 31, 2009. The Senior Secured Credit Facility matures in April 2013. As of January 31, 2009 $19,476 was outstanding under the Senior Secured Credit Facility.

Effective May 15, 2003, the Company established a $13,000 senior secured revolving credit facility (the Senior Revolver). Availability was collateralized by a first priority interest in the Company’s inventory, reduced by the Company’s outstanding gift card liabilities. The facility accrues interest at the LaSalle base rate, defined at the Company’s option as the prime rate or the Eurodollar rate plus applicable margin (1.50%), which was 5.75% at February 2, 2008. The borrowing limit was increased twice since establishment, to $20,000 on March 17, 2005, and to $27,000 on May 17, 2006. Effective with the May 17, 2006 amendment, the facility’s term was extended to April 28, 2008. Effective February 14, 2006, the facility was amended to permit the Company to enter into certain transactions with the Term Note holders as discussed below. The amounts outstanding under the Senior Revolver were paid upon the establishment of the Senior Secured Credit Facility on April 10, 2008.

Effective May 15, 2003, the Company entered into a credit agreement with BNP Paribas (“BNPP”), that provided for two term note (“Term Notes”) facilities ($19,250 — Term A and $10,250 — Term B), and with SKM Investment Fund II and SKM Equity Fund II, LP, majority stockholders, that provided for a Term C note (“Term Note C”) in the amount of $4,750. Additionally, at February 2, 2008, the Company was obligated to the managers of SKM funds above, in the amount of $1,177, related to annual management and advisory fees, which was included in other long-term liabilities in the Consolidated Balance Sheet at February 2, 2008. These amounts were paid upon the establishment of the Senior Secured Credit Facility on April 10, 2008.

Borrowings on the Term Notes under the credit agreement required monthly interest payments at (a) the BNPP prime rate or (b) a Eurodollar rate, plus an applicable margin (3.0%), which was 6.00% at February 2, 2008. The credit agreement was collateralized by substantially all of the Company’s assets.

Effective February 14, 2006, the credit facility was amended to permit the Company to acquire the face amount of $4,985 of the Term Notes and 1,119 class A common shares of stock held specifically by term loan bank lender National City Bank for total consideration of $4,793. The debt acquired by the Company was sourced through borrowings of $2,397 from term loan bank lender BNPP and the remainder paid with cash on hand. Upon acquisition of the stock, the Company placed in treasury 70% of the shares or 783 shares and reissued the remainder of 336 shares to term loan bank lender BNPP. The proceeds used to acquire the aforementioned securities were allocated to the respective instruments based upon their fair value. A gain of $507 was recognized as a result of the satisfaction of the National City Bank obligation. This amount was included in selling, general, and administrative expense in the Consolidated Statements of Income.

The Term Note C accrued interest at a Eurodollar rate, plus an applicable margin (3.0%), which was 7.52% at February 2, 2008. All interest and principal were paid upon the establishment of the Senior Secured Credit Facility on April 10, 2008.

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Notes to Consolidated Financial Statements — (Continued)

All Term Notes (A, B, and C) were scheduled to mature on April 29, 2008, with balloon payments due at maturity for Term Note A of $10,061, for Term Note B of $8,341, and for Term Note C of $4,750. The Company refinanced these facilities prior to maturity as discussed above.

The table below represents available and outstanding borrowings on the facilities and interest expense incurred on the facilities as of and for the year ended January 31, 2009:

	Available to	Outstanding	Interest
	Borrow	Borrowings	Expense

Term A Note	$—	$—	$113
Term B Note	—	—	93
Term C Note	—	—	86
Senior Revolver	—	—	51
Senior Secured Credit Facility(1)	40,524	19,476	938
Other	—	—	8

Total			$1,289

(1)	Additional unused line of credit fees totaling $69 are excluded.

As a result of the various refinancing arrangements discussed above, future maturities of long-term debt are as follows:

Year ending January:
2010	$—
2011	—
2012	—
2013	—
2014	19,476
2015	—

$19,476

5.	Share-Based Payments

Effective May 15, 2003, the Company adopted the 2003 Ownership Incentive Plan pursuant to which key employees, officers, and directors shall be eligible to receive options to purchase common stock for an aggregate of up to 19.8% of the shares of the common stock outstanding based on eligibility, vesting, and performance standards established by the board of directors. All share based awards to date have been incentive stock options. Stock options granted are generally exercisable over four years subject to certain employment terms and conditions. The stock options expire ten years from the date of issuance.

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Notes to Consolidated Financial Statements — (Continued)

The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009

Black-Scholes Option Valuation Assumptions:
Risk-free interest rate(1)	4.7%	4.7%	4.7%
Dividend yield	—	—	—
Volatility factors for the expected market price of the Company’s common stock(2)	45%	55%	55%
Weighted average expected term(3)	7.5 years	7.5 years	6.3 years

(1)	Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected life of stock options.

(2)	Expected stock price volatility is based on comparable volatilities of peer companies within rue21’s industry.

(3)	Represents the period of time options are expected to be outstanding. The weighted-average expected option term was determined using the “simplified method”, as allowed by Staff Accounting Bulletin No. 110, “Share Based Payments”. The expected term used to value a share option grant under the simplified method is the midpoint between the vesting date and the contractual term of the share option.

The following table represents stock options granted, vested, and expired under the 2003 Ownership Incentive Plan for the fiscal years ended February 2, 2008 and January 31, 2009:

			Weighted
		Weighted-	Average
	Common	Average	Remaining	Aggregate
	Stock	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
			(In years)	(In thousands)

Outstanding February 2, 2008	1,376	$2.186
Granted	127	$8.000
Exercised	(221)	$0.005
Expired or forfeited	(68)	$1.908

Outstanding January 31, 2009	1,214	$2.906	7.50	$2,143

Vested January 31, 2009	404	$1.857	6.54	$862

As of January 31, 2009, the Company had 656 shares available for stock grants. We recognized $34, $34 and $0 in compensation expense related to stock options for the fiscal years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively. The weighted-average fair value of stock options at the grant date was $0.02, $0.38 and $0.43 for the fiscal years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively. The intrinsic value of options exercised was $764, $311 and $617, respectively, in the years ended February 3, 2007, February 2, 2008 and January 31, 2009. All outstanding vested options are currently exercisable as of January 31, 2009.

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Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information regarding non-vested outstanding stock options as of January 31, 2009:

		Weighted
		Average
		Fair Value at
	Shares	Grant Date
	(In thousands)	(Dollars)

Non-vested as of February 2, 2008	1,174	$0.13
Granted	127	$0.43
Vested	(423)	$0.09
Cancelled	(68)	$0.40

Non-vested as of January 31, 2009	810	$0.18

As of January 31, 2009, there was $153 of unrecognized compensation expense related to nonvested stock option awards that is expected to be recognized over a weighted-average period of 2.8 years.

6.	Lease Commitments

All of the Company’s operations are conducted from leased premises. Store leases provide for base rentals, some of which increase over time, and the payment of a percentage of sales as additional rent when sales exceed specified levels. Minimum rentals relating to these leases are recorded on a straight-line basis. Generally, lease terms are five years in length excluding renewal options. In addition, the Company is typically responsible under its leases for maintenance, common area charges, real estate taxes, and certain other expenses. Point of sale equipment is also leased by the Company in terms of four years. All leases are classified as operating leases.

A summary of fixed minimum and contingent rent expense for all operating leases follows:

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009
	(In thousands)

Store Rent:
Fixed minimum	$15,440	$20,649	$28,057
Contingent	1,103	1,027	1,039

Total store rent, excluding common area maintenance charges, real estate taxes and certain other expenses	16,543	21,676	29,096
Offices, distribution facilities and equipment	2,320	2,712	3,050

Total Rent Expense	$18,863	$24,388	$32,146

The Company leases an approximately 190,000 square foot distribution and office facility, which is accounted for as an operating lease. The lease agreement expires in fiscal year 2011 with options to renew for two additional five-year terms. Our principal executive office, approximating 53,000 square feet, is also under an operating lease agreement. This lease agreement expires in fiscal year 2017 with an option to renew for an additional five-year term.

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Notes to Consolidated Financial Statements — (Continued)

The table below summarizes future annual minimum lease obligations under all operating leases as required by the lease agreements:

Year ending January:
2010	$35,535
2011	32,720
2012	28,442
2013	23,516
2014	17,927
Thereafter	38,760

Total future lease obligations	$176,900

7.	401(k) Profit-Sharing Plan

The Company sponsors a qualified 401(k) plan with a contributory profit-sharing feature (the “Plan”) for eligible employees. Participants of the 401(k) plan may contribute up to 15% of pretax annual compensation as defined in the Plan, subject to certain limitations. The Company matches 25% of the first 6% of base compensation that a participant contributes to the Plan. Profit-sharing contributions to the “Plan”, as determined by the Board of Directors, are discretionary, but generally may not exceed 15% of defined annual compensation paid to all participating employees. 401(k) matching contributions and profit-sharing contributions to the Plan were $61, $116 and $119 for the years ended February 3, 2007, February 2, 2008 and January 31, 2009, respectively, and are included in selling, general, and administrative expense in the Consolidated Statements of Income.

8.	Income Taxes

The provision for income taxes at February 3, 2007, February 2, 2008 and January 31, 2009 consists of the current and deferred elements in the table below:

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009

Current:
Federal	$3,292	$5,422	$4,693
State	733	1,020	1,434

Total current	4,025	6,442	6,127

Deferred:
Reduction in valuation reserve	(805)	—	—
Federal	(1,707)	(536)	1,967
State	(61)	14	(67)

Total deferred	(2,573)	(522)	1,900

Total provision for income taxes	$1,452	$5,920	$8,027

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Notes to Consolidated Financial Statements — (Continued)

The Company’s income taxes determined at the statutory rate for the years ended February 3, 2007, February 2, 2008 and January 31, 2009 differ from the actual rate as follows:

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009

Effective Rate
Statutory rate	35.0%	35.0%	35.0%
State taxes	4.8%	4.5%	4.4%
Valuation allowance	(18.5)%	—	—
Non-deductible expenses	0.4%	0.3%	0.4%
Tax contingency reserve	(5.0)%	—	—
Other	(1.0)%	(0.5)%	(1.0)%

Total	15.7%	39.3%	38.8%

The fiscal year ended February 3, 2007 effective tax rate varied significantly from the statutory tax rate of 35% as a result of two material discrete events. The first of which is the reversal of income tax reserves due to settlement of the 2004 Internal Revenue Service audit. The second discrete event was the reversal of the valuation allowance as the Company determined as of February 3, 2007 that it was more likely than not that the deferred tax assets would be fully realized.

As a result of temporary differences, the Company has the following net deferred tax amounts (asset (liability) at February 3, 2007, February 2, 2008 and January 31, 2009:

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009
Deferred tax assets —
FIN 48 — temporary differences	$—	$241	$169
Federal & State NOL’s	12	—	—
Deferred rent	4,067	6,016	8,618
Accrued compensation	423	499	740
Accrued reserve	421	552	143
Inventory	644	435	547
Other	92	40	24

Total deferred tax assets	5,659	7,783	10,241
Deferred tax liabilities —
Fixed assets	(3,086)	(4,689)	(9,046)

Net deferred tax assets	$2,573	$3,094	$1,195

	Fiscal Year Ended
	February 3,	February 2,	January 31,
	2007	2008	2009
Current — Deferred tax assets	$2,218	$2,595	$3,136
Noncurrent — Deferred tax assets (liabilities)	355	499	(1,941)

Total	$2,573	$3,094	$1,195

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the activity related to our unrecognized tax benefits:

Gross balance as of February 3, 2007	$—
Prior period tax positions — increase	228

Gross balance as of February 2, 2008	228
Prior period tax positions — (decrease)	(82)

Gross balance as of January 31, 2009	$146

The gross amount of unrecognized tax benefits as of February 3, 2007, February 2, 2008 and January 31, 2009 was $0, $228 and $146, respectively, of which $23 would affect the effective tax rate if recognized. Over the next 12 months the company believes that there will be no material change in unrecognized tax benefits.

The company classifies interest and penalties as an element of tax expense. The amount of tax related interest and penalties for fiscal years ended February 2, 2008 and January 31, 2009 was not material.

rue21, inc. files U.S. Federal Tax returns as well as various state tax returns. The Company’s U.S. Federal tax return for the filing period 2004 has been examined by the Internal Revenue Service, which resulted in a no change audit. rue21, inc.’s federal tax returns are open for further audit by taxing authorities for the periods of 2005 through 2008. The principal state jurisdictions that remain open to examination for the periods 2004 and forward are: Pennsylvania, Texas, North Carolina, Illinois, and West Virginia.

9.	Commitments and Contingencies

From time to time, the Company is involved in litigation relating to claims arising out of the normal course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its consolidated financial condition, results of operation, or liquidity.

10.	Related Party Transactions

The Company and two funds managed by Apax Partners, L.P. (“Apax”) and BNP Paribas of North America, Inc. (“BNP”), entered into a shareholders’ agreement in 2003. This agreement among other things: (1) set the composition of the board of directors; (2) insured the continuity of management; and (3) limited share transfers. In addition, as long as Apax owned at least 25% of the outstanding shares, the Company was required to pay an annual fee of $250 in exchange for certain financial advisory services. This fee has been paid for the years ended February 3, 2007, February 2, 2008 and January 31, 2009.

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements — (Continued)

11.	Selected Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly financial information (in thousands, except per share amounts):

	Thirteen Weeks Ended
	May 3,	August 2,	November 1,	January 31,
	2008	2008	2008	2009

Fiscal Year 2008
Net Sales	$76,779	$98,058	$97,464	$119,113
Gross Profit	25,218	34,714	35,149	38,480
Net Income	836	4,315	2,890	4,598
Basic earnings per share	0.04	0.20	0.13	0.21
Diluted earnings per share	0.04	0.19	0.13	0.20
Weighted average basic shares outstanding	21,873	21,895	21,953	22,046
Weighted average diluted shares outstanding	22,849	22,850	22,822	22,846

	Thirteen Weeks Ended
	May 5,	August 4,	November 3,	February 2,
	2007	2007	2007	2008

Fiscal Year 2007
Net Sales	$63,745	$77,282	$72,929	$82,931
Gross Profit	21,097	26,902	25,558	28,296
Net Income	535	3,288	1,855	3,455
Basic earnings per share	0.02	0.15	0.09	0.16
Diluted earnings per share	0.02	0.14	0.08	0.15
Weighted average basic shares outstanding	21,695	21,695	21,702	21,783
Weighted average diluted shares outstanding	22,865	22,867	22,847	22,848

The sum of the quarterly income per common share may not equal the full year amount as the computations of the weighted average common shares outstanding for basic and diluted shares outstanding for each quarter and the full year are performed independently.

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements — (Continued)

rue21, inc.

Condensed Consolidated Balance Sheets

	October 31,	January 31,	November 1,
	2009	2009	2008
		(Unaudited)
	(In thousands, except per share data)

Assets
Current assets:
Cash and cash equivalents	$5,330	$4,611	$3,861
Merchandise inventory, net	87,182	66,838	76,492
Prepaid expenses and other current assets	14,718	12,299	13,171

Total current assets	107,230	83,748	93,524
Net property and equipment	70,836	56,687	50,293
Other assets	1,682	765	1,563

Total assets	$179,748	$141,200	$145,380

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of term debt	$—	$—	$197
Accounts payable	73,977	60,449	54,400
Accrued expenses and other current liabilities	16,550	14,969	12,258
Accrued payroll and related taxes	8,699	7,532	6,184

Total current liabilities	99,226	82,950	73,039
Long-term liabilities:
Long-term debt	21,176	19,476	39,989
Deferred rent, tenant allowances and other long-term liabilities	26,456	20,381	18,478

Total long-term liabilities	47,632	39,857	58,467

Total liabilities	146,858	122,807	131,506
Commitments and Contingencies
Common stock— par value $0.004 per share; 50,000 shares authorized; 22,511; 21,896 and 22,020 shares issued and outstanding, respectively	90	88	88
Additional paid in capital	213	13	91
Retained earnings	32,587	18,292	13,695

Total stockholder’s equity	32,890	18,393	13,874

Total liabilities and stockholders’ equity	$179,748	$141,200	$145,380

See accompanying unaudited notes to the condensed consolidated financial statements.

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements — (Continued)

rue21, inc.

Condensed Consolidated Statements of Income

	Thirty-Nine Weeks Ended
	October 31,	November 1
	2009	2008
	(Unaudited)
	(In thousands, except per share data)

Net sales	$370,214	$272,302
Cost of goods sold (includes certain buying, occupancy and distribution center expenses)	237,733	177,219

Gross profit	132,481	95,083
Selling, general, and administrative expense	96,217	72,350
Depreciation and amortization expense	12,194	8,245

Income from operations	24,070	14,488
Interest expense, net	433	1,258

Income before income taxes	23,637	13,230
Provision for income taxes	9,342	5,185

Net income	$14,295	$8,045

Basic income per common share	$0.65	$0.37
Diluted income per common share	$0.63	$0.35
Weighted average basic common shares outstanding	22,111	21,894
Weighted average diluted common shares outstanding	22,828	22,823

See accompanying unaudited notes to the condensed consolidated financial statements.

rue2l, inc. and subsidiary

Notes to Consolidated Financial Statements — (Continued)

rue21, inc.

Condensed Consolidated Statements of Cash Flows

	Thirty-Nine Weeks Ended
	October 31,	November 1,
	2009	2008
	(Unaudited, in thousands)

Operating activities
Net income	$14,295	$8,045
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,194	8,245
Deferred taxes	893	(401)
Share based compensation	193	—
Changes in:
Merchandise inventory	(20,344)	(29,339)
Accounts payable	13,528	18,085
Other	4,752	276

Net cash provided by operating activities	25,511	4,911
Investing activities
Acquisition of property and equipment	(26,499)	(16,398)

Net cash used for investing activities	(26,499)	(16,398)
Financing activities
Borrowings under revolver	85,791	98,592
Payments under revolver	(84,091)	(63,435)
Payments on long-term debt	—	(23,152)
Proceeds from stock options exercised	7	—

Net cash provided by financing activities	1,707	12,005

Increase in cash and cash equivalents	719	518
Cash and cash equivalents, beginning of period	4,611	3,343

Cash and cash equivalents, end of period	$5,330	$3,861

See accompanying unaudited notes to the condensed consolidated financial statements.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated)

1.	Basis of Presentation

rue21, inc. (the “Company” or “rue21”) is a specialty retailer of junior and young men’s apparel and accessories in various strip centers, regional malls and outlet centers throughout the United States. Sales are generally transacted for cash or checks and through the acceptance of third-party credit and debit cards.

The consolidated financial statements include all the accounts of the Company and its wholly owned subsidiary “r services, llc”. All intercompany transactions and balances have been eliminated in consolidation. At October 31, 2009, the Company operated in one reportable segment.

In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of consolidated financial position, results of operations, and cash flows for the interim periods presented. The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures made are adequate to ensure that the information presented is not misleading. Accordingly, these unaudited condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended January 31, 2009.

The results of operations for the thirty-nine week periods ended October 31, 2009 are not necessarily indicative of the operating results for the full fiscal year.

2.	Summary of Significant Accounting Policies

Fiscal Year

The Company’s fiscal year is 52 or 53 weeks ending on the Saturday nearest to January 31 of the following year. As used herein, “Year-to-date 2009” and “year-to-date 2008” refer to the thirty-nine week periods ending October 31, 2009 and November 1, 2008, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

Seasonality

Our business is seasonal and historically we have realized a higher portion of our net sales, net income and operating cash flows in the second through the fourth fiscal quarters, attributable to the impact of the summer and holiday selling seasons. As a result, our working capital requirements fluctuate during the year, increasing in mid-summer in anticipation of the holiday selling season. Our business is also subject, at certain times, to calendar shifts which may occur during key selling times such as school holidays, Easter and regional fluctuations in the calendar during the back-to-school selling season.

Recent Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) established authoritative United States generally accepted accounting principles (“GAAP”), codifying and superseding all pre-existing accounting standards and literature. This newly codified GAAP is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the guidance without any impact on the consolidated financial statements.

Effective February 1, 2009, the Company adopted the FASB’s authoritative guidance related to fair value measurements for non-financial assets and non-financial liabilities that are measured on a non-recurring basis. Refer to Note 5 for additional information.

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities. This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance becomes effective as of the beginning of the first annual reporting period beginning after November 15, 2009 and should be applied prospectively for interim and annual periods upon adoption. The Company is currently evaluating the impact the adoption of the authoritative guidance could have on its consolidated financial statements.

In May 2009, the FASB issued authoritative guidance in connection with subsequent events. The guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The literature renames type one and type two subsequent events as “recognized” subsequent events and “non-recognized” subsequent events. For recognized subsequent events, an entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. For unrecognized subsequent events, an entity shall not recognize subsequent events about conditions that did not exist at the date of the balance sheet but that arose after the balance sheet date. Refer to Note 10 for additional information.

In April 2009, the FASB issued authoritative guidance in connection with interim disclosures about fair value of financial instruments. The guidance requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. These disclosures are effective for interim periods ending after June 15, 2009. Refer to Note 7 for additional information.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

3.	Earnings Per Share

Earnings per common share has been computed as follows (in thousands, except per share data):

	Thirty-Nine Weeks Ended
	October 31,	November 1,
	2009	2008

Net income	$14,295	$8,045

Weighted average basic common shares outstanding	22,111	21,894
Impact of dilutive securities	717	929

Weighted average diluted common shares outstanding	22,828	22,823
Per common share :
Basic income per common share	$0.65	$0.37
Diluted income per common share	$0.63	$0.35

Equity awards to purchase 849 and 492 shares of common stock for the thirty-nine weeks ended October 31, 2009 and November 1, 2008, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

4.	Share-Based Compensation

In November 2009, the Company adopted the 2009 Omnibus Incentive Plan (the “2009 Plan”) in connection with the Company’s initial public offering pursuant to which key employees, officers, and directors shall be eligible to receive the grants of stock options, stock appreciation rights, restricted stock or restricted stock units to employees (including officers and directors who are also employees) of the Company to purchase up to an aggregate of 3.6 million shares of common stock based on eligibility, vesting, and performance standards established by the board of directors. Stock options granted in the future are generally exercisable ratably over four years subject to certain employment terms and conditions. The stock options begin to expire ten years from the date of issuance. Restricted stock granted under the Plan vest one year from the date of the grant. To date, no stock appreciation rights or restricted stock units have been issued under the plan.

Effective May 15, 2003, the Company adopted the 2003 Ownership Incentive Plan (the “2003 Plan”) pursuant to which key employees, officers, and directors were eligible to receive options to purchase common stock for an aggregate of up to 19.8% of the shares of the common stock outstanding based on eligibility, vesting, and performance standards established by the board of directors. Upon adopting the 2009 Plan, the Company terminated the 2003 Plan and no further option grants will be made.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

The following table represents stock options granted, vested, and expired under the existing share based compensation plans for the thirty-nine weeks ended October 31, 2009. All share based awards to date have been incentive stock options.

			Weighted
			Average
			Remaining	Aggregate
	Common	Weighted-Average	Contractual	Intrinsic
	Stock Options	Exercise Price	Term	Value
	(In thousands)	(Per share)	(In years)

Outstanding January 31, 2009	1,214	$2.91
Granted	412	11.40
Exercised	(421)	0.02
Expired or forfeited	—	—

Outstanding October 31, 2009	1,205	$6.82	8.2	$14,681

Exercisable at October 31, 2009	558	$2.94	7.1	$8,959

We recognized $193 and $0 in compensation expense related to stock options for the thirty-nine weeks ended October 31, 2009 and November 1, 2008, respectively.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Thirty-Nine Weeks Ended
	October 31,	November 1,
	2009	2008

Black-Scholes Option Valuation Assumptions :
Risk-free interest rate(1)	2.6%	4.7%
Dividend yield	$—	$—
Volatility factor(2)	60.0%	55.0%
Weighted average expected term(3)	6.3 years	6.3 years

(1)	Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected life of stock options.

(2)	Expected stock price volatility is based on comparable volatilities of peer companies within rue21’s industry.

(3)	Represents the period of time options are expected to be outstanding. The weighted-average expected option term was determined using the “simplified method”, as allowed by Staff Accounting Bulletin No. 110, Share Based Payments. The expected term used to value a share option grant under the simplified method is the midpoint between the vesting date and the contractual term of the share option.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

5.	Property, Plant and Equipment

	October 31,	January 31,	November 1,
	2009	2009	2008

Furniture and fixtures	$55,761	$43,327	$39,523
Leasehold improvements	51,854	42,284	39,606
Automobiles	18	18	18
Computer equipment and software	15,038	11,260	8,941

	122,671	96,889	88,088
Less accumulated depreciation and amortization	(51,835)	(40,202)	(37,795)

	$70,836	$56,687	$50,293

In accordance with the FASB’s authoritative guidance related to the impairment or disposal of long-lived assets, impairment losses may be recorded on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If such a condition occurs, the assets are adjusted to their estimated fair value, which is determined based upon prices for similar assets. Impairment charges of $152 and $208 were recognized for the thirty-nine weeks ended October 31, 2009 and November 1, 2008, respectively, for assets related to stores to be converted and are recorded in selling, general, and administrative expense in the accompanying Condensed Consolidated Statements of Income. In accordance with the FASB’s authoritative guidance related to fair value measurements for non-financial assets and non-financial liabilities, the Company determined that the fair value measurements related to the impaired long lived assets discussed above are derived from significant other observable inputs (“Level 2 inputs”).

6.	Long-Term Debt

Effective April 10, 2008, the Company established a five-year $60,000 senior secured revolving credit facility (the Senior Facility) with Bank of America, N.A. The borrowing ceiling is expandable at the Company’s option in increments of $5,000 up to a limit of $85,000 under certain defined conditions. Availability under the Senior Facility is collateralized by a first priority interest in all the Company’s assets. The Senior Facility accrues interest at the Bank of America base rate, defined at the Company’s option as the prime rate or the Eurodollar rate plus applicable margin which ranges from 1.25% to 2.00% set quarterly dependent upon average net availability on the Senior Facility during the previous quarter. A Fixed Charge covenant is applicable only if the net availability falls below thresholds of 15% in calendar year 2009, and 10% thereafter. The Company is in compliance with all covenants under the Senior Facility at October 31, 2009. The Senior Facility matures in April 2013. Refer to Note 10 regarding the amendment of the Senior Facility.

7.	Fair Value

The FASB’s authoritative guidelines require the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities. The Company’s cash and cash equivalents of $5,330, $4,611 and $3,861 as of October 31, 2009, January 31, 2009 and November 1, 2008, respectively, are reported at fair value utilizing Level 1 inputs.

rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

•	Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

As of October 31, 2009, January 31, 2009 and November 1, 2008, respectively, management believes that the carrying amounts of cash and cash equivalents, receivables, and payables approximate fair value because of the short maturity of these financial instruments. Additionally, management believes the fair value of the long-term debt approximates carrying value as of October 31, 2009, January 31, 2009 and November 1, 2008, respectively, as the debt instrument has a variable interest rate that resets quarterly.

8.	Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective income tax rate for the thirty-nine weeks ended October 31, 2009 was 39.5% compared to 39.2% for the thirty-nine weeks ended November 1, 2008. The higher effective income tax rate for year to date 2009 was primarily the result of an increase in the amount of non-deductible expenses.

The company classifies interest and penalties as an element of tax expense. The amount of tax related interest and penalties for thirty-nine weeks ended October 31, 2009 and November 1, 2008, respectively, was not material.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with the FASB’s authoritative guidance related to uncertain tax positions and adjusts these liabilities when its judgment changes as the result of the evaluation of new information. The Company does not anticipate any significant changes to the unrecognized tax benefits recorded at the balance sheet date within the next 12 months.

9.	Commitments and Contingencies

From time to time, the Company is involved in litigation relating to claims arising out of the normal course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its consolidated financial condition, results of operation, or liquidity.

10.	Subsequent Events

On November 13, 2009, the Company completed an initial public offering of 7,780,252 shares of common stock at a price to the public of $19.00 per share, of which 1,650,000 shares were sold by the Company, 5,115,437 were sold by the selling shareholders (including 913,590 by the Company’s management) and 1,014,815 shares were sold by a certain selling stockholder pursuant to the underwriters’ over-allotment option. Upon completing the offering, the Company received net proceeds of approximately $29 million.

In conjunction with the initial public offering of common stock, the Company was reincorporated in Delaware. The Company’s authorized capital stock consists of 200,000,000 of shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

On November 24, 2009, the Company amended its Senior Secured Revolving Credit Facility with Bank of America, N.A. An amendment fee of $125 was paid on the effective date of the amendment. Key provisions of the amendment include an increase in the borrowing ceiling to $85,000 from $60,000, which is further rue2l, inc.

Notes to Unaudited Condensed Consolidated Financial Statements
Thirty-nine weeks ended October 31, 2009 and November 1, 2008
(Dollars in thousands unless otherwise indicated) — (Continued)

expandable at the Company’s option in increments of $5,000 up to a limit of $100,000 under certain defined conditions. Interest accrues at the higher of the Federal Funds rate plus 0.50%, the prime rate or the adjusted LIBOR rate plus the applicable margin which ranges from 1.25% to 3.00%.

The Company has evaluated subsequent events occurring through December 18, 2009, the date which the consolidated financial statements are filed with the Securities and Exchange Commission (“SEC”). Other than the events disclosed above, no events have occurred that would require adjustment to or disclosure in the condensed consolidated financial statements rue21

CARBON
DENIM Jeans
$19.99
rue21
Carbon Black
DENIM

Kicks
Kicks

www.rue21.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$11,887
FINRA filing fee		$17,172
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*

Total expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above are not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Purchase Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock issued, and stock options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares or stock option grants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

1. From January 2007 through August 1, 2007, we granted options to purchase 102,500 shares of our common stock at an exercise price of $0.39 per share on a weighted average basis to employees under our 2003 Plan. We did not grant any stock options outside of our 2003 Plan.

2. On January 4, 2008, we granted options to purchase 374,500 shares of our common stock at an exercise price of $8.00 per share to employees under our 2003 Plan. We did not grant any stock options outside of our 2003 Plan.

3. From February 2008 through March 2009, we granted options to purchase 170,000 shares of our common stock at an exercise price of $8.00 per share to employees under our 2003 Plan. We did not grant any stock options outside of our 2003 Plan.

4. On July 24, 2009, we granted options to purchase 326,500 shares of our common stock at an exercise price of $11.80 per share to employees under our 2003 Plan. We did not grant any stock options outside of our 2003 Plan.

5. On August 21, 2009, we granted 42,480 options to purchase shares of our common stock at an exercise price of $11.80 per share to employees under our 2003 Plan. We did not grant any stock options outside of our 2003 Plan.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 of the Securities Act or Section 4(2) of the Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. The recipients of the foregoing securities were our employees, directors or bona fide consultants and received the securities under our 2003 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warrendale, Pennsylvania on February 12, 2010.

rue21, inc.

By:	/s/ Robert N. Fisch
Name:   Robert N. Fisch
Title:     President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of rue21, inc. whose signature appears below constitutes and appoints Robert N. Fisch and Keith A. McDonough, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

/s/ Robert N. Fisch Robert N. Fisch	President, Chief Executive Officer and Chairman (principal executive officer)	February 12, 2010

/s/ Keith A. McDonough Keith A. McDonough	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	February 12, 2010

/s/ John F. Megrue John F. Megrue, Jr.	Director	February 12, 2010

/s/ Alex S. Pellegrini Alex S. Pellegrini	Director	February 12, 2010

/s/ Douglas E. Coltharp Douglas E. Coltharp	Director	February 12, 2010

/s/ Arnold Barron Arnold S. Barron	Director	February 12, 2010

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Purchase Agreement.
3	.1*	Amended and Restated Certificate of Incorporation of rue21, inc., to be effective upon completion of this offering.
3	.2*	Amended and Restated Bylaws of rue21, inc., to be effective upon completion of this offering.
4	.1(4)	Specimen Common Stock Certificate.
5	.1*	Form of Opinion of Kirkland & Ellis LLP.
10	.1(2)	Employment Agreement, dated as of January 1, 2008, between rue21, inc. and Robert N. Fisch.+
10	.2(2)	Shareholders’ Agreement, dated as of May 15, 2003, between rue21, inc., SKM Equity Fund II, L.P., SKM Investment Fund II, funds advised by Apax Partners, L.P., BNP Paribas of North America, Inc., UnionBalCal Equities, Inc. and National City Bank of Pennsylvania.
10	.3(2)	rue21, inc. Amended and Restated 2003 Ownership Incentive Plan.+
10	.4(1)	Form of rue21, inc. 2009 Omnibus Incentive Plan.+
10	.5(5)	Credit Agreement, dated April 10, 2008, among rue21, inc., as lead borrower, the borrowers named therein, r services llc, as guarantor and Bank of America, N.A. as administrative agent, collateral agent, swing line lender and letter of credit issuer, and the other lender parties thereto.
10	.6(2)	Security Agreement, dated April 10, 2008, by and among rue21, inc., as lead borrower, r services llc, as guarantor, and Bank of America, N.A., as collateral agent.
10	.7(2)	Guaranty, dated April 10, 2008, by r services llc, as guarantor, in favor of Bank of America, N.A., as administrative agent and collateral agent.
10	.8(5)	Lease Agreement, dated June 28, 1999, by and between West Virginia Economic Development Authority, as landlord, and Pennsylvania Fashions, Inc., as tenant.
10	.8.1(5)	Amendment to Lease Agreement, dated April 1, 2001, by and between West Virginia Economic Development Authority, as landlord, and Pennsylvania Fashions, Inc., as tenant.
10	.9(2)	First Amendment to Lease, dated April 1, 2002, by and between West Virginia Economic Development Authority, as landlord, and Pennsylvania Fashions, Inc., as tenant.
10	.10(2)	Letter Agreement, dated May 15, 2003, by and between Apax Partners, L.P., as successors to Saunders Karp & Megrue, LLC and rue21, inc.
10	.11(5)	Form of Termination Agreement, by and between rue21, inc. and Apax Partners, L.P.
10	.12(3)	Form of Indemnification Agreement for Directors.
10	.13(1)	Form of Non-Qualified Stock Option Agreement.+
10	.14(1)	Form of Stock Appreciation Rights Agreement.+
10	.15(1)	Form of Restricted Stock Unit Agreement.+
10	.16(1)	Form of Restricted Stock Agreement.+
10	.17(3)	Form of Indemnification Agreement for Officers.
10	.18(6)	First Amendment to Credit Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A., as Lender, Administrative Agent, Collateral Agent, Swing Line Lender and Letter of Credit Issuer, dated November 24, 2009.
10	.19(7)	First Amendment to Security Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A. as Collateral Agent, dated November 24, 2009.
10	.20(8)	First Amendment to Intellectual Property Security Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A. as Collateral Agent, dated November 24, 2009.
21	.1(3)	List of subsidiaries of rue21, inc.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23	.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on signature page).

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan or arrangement.

(1)	Incorporated by reference to same numbered exhibit to rue21, inc.’s Amendment No. 3 to Registration Statement on Form S-1 (SEC File No. 333-161850) filed on November 2, 2009.

(2)	Incorporated by reference to same numbered exhibit to rue21, inc.’s Registration Statement on Form S-1 (SEC File No. 333-161850) filed on September 10, 2009.

(3)	Incorporated by reference to same numbered exhibit to rue21, inc.’s Amendment No. 4 to Registration Statement on Form S-1 (SEC File No. 333-161850) filed on November 9, 2009.

(4)	Incorporated by reference to same numbered exhibit to rue21, inc.’s Amendment No. 5 to Registration Statement on Form S-1 (SEC File No. 333-161850) filed on November 10, 2009.

(5)	Incorporated by reference to same numbered exhibit to rue21, inc.’s Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-161850) filed on October 13, 2009.

(6)	Incorporated by reference to Exhibit 10.1 to rue21, inc.’s Current Report on Form 8-K (SEC File No. 001-34536) filed on December 1, 2009.

(7)	Incorporated by reference to Exhibit 10.2 to rue21, inc.’s Current Report on Form 8-K (SEC File No. 001-34536) filed on December 1, 2009.

(8)	Incorporated by reference to Exhibit 10.3 to rue21, inc.’s Current Report on Form 8-K filed (SEC File No. 001-34536) on December 1, 2009.